UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

DDM Systems Inc.

Legal status of Issuer:

   Form:

   Corporation

   Jurisdiction of Incorporation/Organization:

   Delaware

   Date of Organization:

   March 14, 2012

Physical Address of Issuer:

1876 Defoor Avenue Northwest, Bldg. 3, Atlanta, GA 30318, United States

Website of Issuer:

https://www.ddmsys.com/

Is there a Co-Issuer? _X_ *Yes* ___ *No*

Name of Co-Issuer:

DDM Systems CF SPV, LLC

Legal status of Co-Issuer:

   Form:

   Limited Liability Company

   Jurisdiction of Incorporation/Organization:

   Delaware

Date of Organization:

February 15, 2023

Physical Address of Co-Issuer:

1876 Defoor Avenue Northwest, Bldg. 3, Atlanta, GA 30318, United States

Website of Co-Issuer:

None

Name of Intermediary through which the Offering will be Conducted:

DealMaker Securities LLC

CIK Number of Intermediary:

0001872856

SEC File Number of Intermediary:

008-70756

CRD Number of Intermediary:

315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

As compensation for the services provided by DealMaker Securities LLC, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of a three percent (3%) commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of DealMaker Securities LLC. There is also a $16,500 advance setup fee and $2,000 monthly fee for the use of the platform. Additionally, the Issuer must pay the transaction and payment processing fees and reimburse certain expenses related to the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary is entitled to a securities fee equal to one percent (1%) of the Securities issued in the Offering. The Securities issued to DealMaker Securities LLC, if any, will be of the same class and have the same terms, conditions, and rights as the Securities being offered and sold by the Issuer through DealMaker Securities' platform.

Name of qualified third party "Escrow Agent" which the Offering will utilize

Enterprise Bank & Trust, a Missouri chartered trust company

Type of Security Offered:

Non-Voting Preferred Stock

Target Number of Securities to be Offered:

5,000

Price (or Method for Determining Price):

$2.00

Target Offering Amount:

$10,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,235,000

Deadline to reach the Target Offering Amount:

October 11, 2023

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

5

	Most recent fiscal year-end (2022)*	**Prior fiscal year-end (2021)***
Total Assets	$129,076	$917,966
Cash & Cash Equivalents	$52,192	$171,217
Accounts Receivable	$0	$24,674
Current Liabilities	$1,963,399	$2,479,800
Long-Term Liabilities	$3,664,426	$3,664,417
Revenues/Sales	$1,137,782	$880,585
Cost of Goods Sold**	$641,313	$433,916
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(272,498)	$(575,110)

*Reflects the financial results for the Crowdfunding Issuer, DDM Systems, Inc., for the periods noted. Exhibit H, attached hereto and made a part hereof, also includes the inception financials for the Co-Issuer, which was formed on February 15, 2023.

**Cost of Revenue

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

TABLE OF CONTENTS

EXHIBITS

Exhibit A: Offering Statement
Exhibit B: Investor Website
Exhibit C: Subscription Agreement
Exhibit D: Amended and Restated Certificate of Incorporation
Exhibit E: Amended and Restated Voting Agreement
Exhibit F: Amended and Restated Investor Rights Agreement
Exhibit G: Amended and Restated Right of First Refusal and Co-Sale Agreement
Exhibit H: Financial Statements
Exhibit I: Video Transcripts

Offering Statement (Exhibit A)
May 11, 2023

DDM Systems Inc.



SPV Interests Representing
Up to $1,235,000 of Non-Voting Preferred Stock

DDM Systems Inc. ("**DDM Systems,**" the "**Company,**" "we," "us," or "our") is offering a minimum amount of $10,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,235,000 (the "**Maximum Offering Amount**") of Non-Voting Preferred Stock (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). The investment will be made through DDM Systems CF SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 (the "**Co-Issuer**"). The Company must raise an amount equal to or greater than the Target Offering Amount by October 11, 2023 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. Purchasers of the Securities ("**Investors**" or "**you**") must complete the purchase process through our intermediary, DealMaker Securities LLC (the "**Intermediary**"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)(3)	Net Proceeds
Minimum Individual Purchase Amount (3)	$400	$12	$388
Target Offering Amount	$10,000	$300	$9,700
Maximum Offering Amount	$1,235,000	$37,050	$1,197,950

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the three percent (3%) commission on cash proceeds received in the Offering, the Intermediary will also receive a securities commission equal to one percent (1%) of the Securities sold in this Offering, a one-time $16,500 payment and a $2,000 monthly maintenance fee. There are other payment and transaction-based fees as well that are not included in this figure.

(3)   The Company will charge each Investor a fee of two percent (2%) of the Investor's investment amount, up to a maximum of fifty dollars ($50.00). This charge is not reflected in the above table.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.


SPECIAL NOTICE TO FOREIGN INVESTORS


IF YOU LIVE OUTSIDE OF THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK & TRUST COMPANY, A MISSOURI CHARTERED TRUST COMPANY WITH BANKING POWERS, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.ddmsys.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company and the Co-Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

The date of this Form C is May 11, 2023

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than DealMaker Securities LLC (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Any such information provided to questions and answers are qualified by this Form C to the maximum extent permitted by law. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

DDM Systems, Inc. is a digital manufacturing company. The Company manufactures complex metal components for diverse industries through its digital investment casting methods. The Company was incorporated in Delaware on March 14, 2012.

The Company is located at 1876 Defoor Ave. Northwest, Bldg. 3, Atlanta, GA 30318, United States.

The Company's website is https://www.ddmsys.com.

The Company is headquartered and qualified to conduct business in Georgia. The Company also sells its customized products and services through the Internet and throughout the United States.

A full description of our products, services and business plan can be found on the Company's investor website page at the Company's website under https://invest.ddmsys.com (the "**Investor Website Page**") and the version published as of the date of this Form C is attached as Exhibit B. The Investor Website Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view Exhibit B as well as the Investor Website Page at the time you consider making an investment commitment.

The Offering

Target Offering Amount of the Securities Offered	$10,000
Name of Securities	Non-Voting Preferred Stock
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	5,000*
Maximum Offering Amount of the Securities Offered	$1,235,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	617,500*
Price Per Security	$2.00**
Minimum Individual Purchase Amount	$400 +**
Maximum Individual Purchase Amount	Unlimited (subject to Regulation CF limits) +
Offering Deadline	October 11, 2023
Use of Proceeds	See the section entitled "Use of Proceeds" on page 28 hereof.
Voting Rights	None. See the description of the voting and control rights on page 33.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of one percent (1%) of the Securities issued in this Offering and any Bonus Shares issued pursuant to Perks.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

**In addition, the Company will charge each Investor a fee of two percent (2%) of the Investor's investment amount, up to a maximum of fifty dollars ($50.00). The aggregate amount of fees paid by Investors will be included towards the $1,235,000.00 Maximum Offering Amount, as well as factored into each Investor's maximum investment amount permitted for unaccredited investors.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Suman Das	Chief Executive Officer, Co-Founder and Director	Chief Executive Officer and Co-Founder of DDM Systems, Inc., 2012 – Present Responsible for sales, operations, and general CEO responsibilities Morris M. Bryan, Jr., Chair in Mechanical Engineering for Advanced Manufacturing Systems, Georgia Institute of Technology, 2012 to Present Primary responsibilities include teaching undergraduate and graduate classes in mechanical engineering, and supervising Master and Ph.D.-level students as a thesis advisor.	University of Texas at Austin, Ph.D., Mechanical Engineering, 1998; University of Texas at Austin, M.S., Mechanical Engineering, 1993; Indian Institute of Technology, Madras B.Tech., Mechanical Engineering, 1990
John Halloran	Chief Scientific Advisor, Co-Founder and Secretary	Chief Scientific Advisor and Co-Founder, DDM Systems, Inc., 2012-Present Provides advice to the Company on scientific matters Alfred White Collegiate Professor and Chair of the Materials Science and Engineering Department at the University of Michigan, 1990 - 2018 (Retired)	Massachusetts Institute of Technology, Ph.D. Ceramics Engineering, 1977; University of Missouri, B.S. Ceramic Engineering 1973

*The current Board of Directors is to be comprised of 3 directors, of which 2 seats are currently open. Pursuant to the Series A Preferred Stock financing documents of the Company, dated March 28, 2018, the Series A Preferred Stockholders have a right to one Board seat. Currently, the Common Stockholders also have a right to a Board seat and the third Board seat is to be comprised of an independent director selected jointly amongst all of the Company shareholders. Currently, the Series A Preferred Stockholders have not filled the vacancy for their right to one Board seat. Suman Das, the Company's CEO and Founder, is the director selected by the Common Stockholders.

Biographical Information

<u>Suman Das</u>: Suman is the Co-Founder and CEO of the Company since 2012. He is a world-renowned leader in 3D printing and has over 30 years of sustained research contributions and inventions in the field. He holds the Morris M. Bryan, Jr. Chair in Advanced Manufacturing Systems at Georgia Tech where he is a Professor in the Woodruff School of Mechanical Engineering and the School of Materials Science and Engineering. Suman is the principal inventor of DDM's core technologies. He has successfully raised more than $30M over the past fifteen years to support his research and technology commercialization activities.

<u>John Halloran</u>: John Halloran is a Co-Founder of the Company. He invented the ceramic photopolymerization methods that were further developed for the Company's exclusive LAMP technology. John was formerly the Alfred White Collegiate Professor and Chair of the Materials Science and Engineering Department at the University of Michigan. He previously co-founded Adaptive Materials Inc., a portable fuel cell startup company which was acquired by Ultra Electronics. John is currently retired but remains in an advisory role with the Company.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CO-ISSUER

This Offering has the following co-issuer(s): DDM Systems CF SPV, LLC (the "**Co-Issuer**"), located at 1876 Defoor Avenue Northwest, Bldg. 3, Atlanta, GA 30318, United States.

The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2023. There is no website for the Co-Issuer.

The Company has formed the Co-Issuer solely for issuing the Securities under this Offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account. There will be no material difference between an investment in the Company and the Co-Issuer.

BUSINESS

A full description of our products, services and business plan can be found on the Company's Investor Website Page at the Company's website under https://invest.ddmsys.com. The version published as of the date of this Form C is attached as Exhibit B.

Description of the Business

DDM Systems is a digital manufacturing company. DDM manufactures complex metal components for diverse industries through its digital investment casting methods. We take our customer's part designs, then engineer them using our leading proprietary ceramic 3D printing technology to produce optimized, "ready to pour" 3D printed ceramic shells without the need for any tooling or patterns. These shells are then poured with metal at unprecedented speed and efficiency in our globally distributed partner foundries to produce precision metal castings ten times faster and at half the cost. The Company leverages its proprietary advanced ceramic 3D printing technology to eliminate the first seven steps in traditional investment casting, the industrial process used to make the most high precision cast metal components in a $128B global casting industry spanning aviation, aerospace and defense, power generation, fluid handling, automotive, oil and gas, medical, and industrial sectors.

Business Plan

The Company plans to significantly expand its business by increasing sales and marketing and investing in technology and product development. The Company is on track to reach its break-even status within two years and aims to achieve profitability thereafter. The capital we raise here will empower us to hire new staff, expand our product development, increase sales and marketing efforts and grow out our infrastructure as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Digital Foundry	Rapid manufacturer of precision metal components through investment casting utilizing the Company's proprietary and trademarked DirectPour™ process.	B2B, OEMS desiring rapid prototyping and production methods for precision casting.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. Product quality, performance, value and process are also important differentiating factors.

The Company has identified the following key competitors in its marketplace: (i) Lithoz, an Austrian company that makes and sells small ceramic 3D printers and formulations; (ii) 3D Ceram, a French company making and selling ceramic 3D printers and formulations, and (iii) Admatec, a Dutch company that makes and sells ceramic 3D printers and formulations. The Company's differentiation from these competitors is focused in three areas; (1) partnering with foundries across the globe, (2) vertically integrating to create its own digital foundry, and (3) disrupting the investment casting industry. All of the above-listed competitors are merely manufacturers and sellers of ceramic 3D printers across a diverse application space.

Customer Base

We sell our products and services in the business-to-business (B2B) market. Our customers include some of the biggest companies in aviation, automotive, aerospace and defense, power generation, fluid handling, tooling, medical, automotive, oil and gas, and industrial sectors. Examples include GE, SpaceX, Toyota, Schlumberger, Husky, among others.

Supply Chain

Although the Company is dependent upon certain third party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

The Company possesses significant intellectual property, including 13 patents granted in 5 countries, 7 patents pending and 7 registered trademarks.

Trademarks

Application or Registration #	Title	Description	File Date	Grant Date	Country
4838468 (USA); 120418 (International)	"DDM SYSTEMS"	Standard Character Mark	September 16, 2013	October 20, 2015	USA*
5301721 (USA); 120418 (International)	"DDM SYSTEMS"	Standard Character Mark	September 16, 2013	October 27, 2017	USA*
1483157 (International)	"CYMAC"	Standard Character Mark	March 20, 2019	March 20, 2019 and May 9, 2019	International**
6782633 (USA); 1483157 (International)	"DIGITAL FOUNDRY"	Standard Character Mark	September 21, 2018	July 5, 2022	USA**
5530416 (USA); 1204174 (International)	"LAMP Large Area Maskless Photopolymeri-zation"	Standard Character Mark	September 16, 2013	July 31, 2018	USA*
4948063 (USA); 1204174 (International)	"LAMP Large Area Maskless Photopolymeri-zation"	Standard Character Mark	September 16, 2013	April 26, 2016	USA*
UK00003084428 (UK); 302015102533 (Germany)	"SLE"	Standard Character Mark	December 3, 2014 (UK); May 13, 2015 (Germany)	March 6, 2015 (UK); March 4, 2016 (Germany)	United Kingdom and Germany
4919620 (USA); 1204177 (International)	"SLE Scanning Laser Epitaxy"	Standard Character Mark	September 16, 2013	March 15, 2016	USA***

*Also trademarked in WIPO, France, Japan, United Kingdom, Italy and Germany.
**Trademarked in WIPO, European Union, Japan and United Kingdom.
***Also trademarked in WIPO, France (pending), Italy and Japan

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
9,561,622	"Systems and methods for fabricating three-	Patent	November 8, 2013	February 7, 2017	USA

	dimensional objects"				
9403322B2	"Systems and methods for fabricating three-dimensional objects"	Patent	May 5, 2008	August 2, 2016	USA
11279062 B2	"Systems and methods for fabricating three-dimensional objects"	Patent	August 27, 2018	March 22, 2022	USA
2013800697531	"Systems and methods for fabricating three-dimensional objects"	Patent	November 8, 2013	November 6, 2018	China
EP2917797	"Systems and methods for fabricating three-dimensional objects"	Patent	November 8, 2013	June 30, 2021	Europe
HK1218638	"Systems and methods for fabricating three-dimensional objects"	Patent	November 8, 2013	August 30, 2019	Hong Kong
JP6306603	"Systems and methods for fabricating three-dimensional objects"	Patent	November 8, 2013	March 16, 2018	Japan
9522426	"Systems and methods for additive manufacturing and repair of metal components"	Patent	November 8, 2013	December 20, 2016	USA
2013800698159	"Systems and methods for additive manufacturing and repair of metal components	Patent	November 8, 2013	Pending	China

12

10639721	"Systems and methods for additive manufacturing and repair of metal components"	Patent	December 16, 2016	May 5, 2020	USA
EP2917797	"Systems and methods for additive manufacturing and repair of metal components"	Patent	November 8, 2013	June 30, 2021	EP
11,059,101	"Conformal material and support structures for additive manufacturing and methods of use thereof"	Patent	February 13, 2017	July 13, 2021	USA
JP6342912/JP6723285	"Additive manufacturing and repair of metal components"	Patent	November 8, 2013	May 25, 2018/June 25, 2020	Japan
2019800258654	"Casting techniques, casts and three-dimensional printing systems and methods"	Patent	February 15, 2019	Pending	China
19755146.8	"Casting techniques, casts and three-dimensional printing systems and methods"	Patent	February 15, 2019	Pending	Europe
2020-543607	"Casting techniques, casts and three-dimensional printing systems and methods"	Patent	February 15, 2019	Pending	Japan
16/970,494	"Casting techniques, casts and three-dimensional printing	Patent	August 17, 2020	Pending	USA

	systems and methods"				
17/424,928	"Casting modules and systems and methods for module-based casting"	Patent	July 22, 2021	Pending	USA
PCT/US20/1463	"Casting modules and systems and methods for module-based casting"	Patent	January 22, 2020	Pending	WO
202080023108	"Casting modules and systems and methods for module-based casting"	Patent	January 22, 2020	Pending	China
20746064.3	"Casting modules and systems and methods for module-based casting"	Patent	January 22, 2020	Pending	Europe
202147037042	"Casting modules and systems and methods for module-based casting"	Patent	January 22, 2020	Pending	India

The Company has also licensed intellectual property from the Georgia Tech Research Corporation created by the Company's CEO and Founder in his capacity as a faculty member at Georgia Tech. The license provides the Company with worldwide exclusive rights to the intellectual property in all fields of use. The Company has also licensed intellectual property from the University of Texas at Austin created by the Company's CEO and Founder when he was a graduate student there. This license provides the Company with a worldwide non-exclusive license to the intellectual property in all fields of use.

All other intellectual property of the Company is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

Employees

The Company currently has 5 full-time employees. The Company also utilizes independent contractors and advisors.

Perks

The Company is offering the following Perks to Investors:

Time-Based Bonus Shares:

Commitment Received By	Perks % Bonus shares
Within First 30 days from launch (prior to 11:59 p.m. Pacific Time on such end date)	10%
Within 30-60 days from launch (prior to 11:59 p.m. Pacific Time on such end date)	5%
Within 60-90 days from launch (prior to 11:59 p.m. Pacific Time on such end date)	2.5%

Large Investor Bonus Shares:

Investment Minimum	Perks % Bonus shares	Extra Perks
$5,000	2.5%	See Below
$10,000	5%	See Below
$25,000	7.5%	See Below
$50,000	10%	See Below

Time-based Bonus Shares and Large Investor Bonus Shares stack together.

Early Investor Bonus Shares: Investors participating in the initial $350K

Investment Minimum	Perks % Bonus shares	Extra Perks
$5,000	7.5%	See Below
$10,000	10%	See Below
$25,000	12.5%	See Below
$50,000	15%	See Below

Time-based Bonus Shares and Early Investor Bonus Shares stack together.

Non-Monetary Perks:

Investment Minimum	Non-Monetary Perk
$10,000	One hour video call with Company Founder and CEO; Company technology and business roadmap presentation
$25,000	Spend a day with the Company's CEO in Atlanta; Company technology and business roadmap presentation; Tour of the Company's facility; and Watch the Company's 3D printing machines in action
$50,000	Spend a day with the Company's CEO in Atlanta; Company technology and business roadmap presentation; Tour of the Company's facility; Watch the Company's 3D printing machines in action; and Dinner with the CEO

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. The risks discussed below are not the only ones facing its business but do represent those risks that the Company believes are material to it. Additional risks and uncertainties not presently known to it or that the Company currently deems immaterial may also harm its business.

In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Before investing, you should carefully read and carefully consider the following:

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

The Company's revenue was adversely affected in 2020 related to the COVID-19 crisis. Manufacturing and material shortages caused delays in the global supply system. Conditions eased in 2021.

Another significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as patent infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These patent lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

The Company's success depends on the experience and skill of its executive officers and key personnel.

We are dependent on our executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of our executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing

approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

We have not prepared any audited financial statements.

The financial statements attached as Exhibit H to this Form C for the Crowdfunding Issuer, DDM Systems Inc., have been "reviewed" only and such financial statements have not been verified with outside evidence as to management's amounts and disclosures. Additionally, tests on internal controls have not been conducted. Additionally, the Co-Issuer only has inception financials. Therefore, you will have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license

to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company has a loan that is uncertain.

The Company has a loan with Silicon Valley Bank that is past its maturity date. Although the Company has been in communications with the lender for some time regarding the loan, the recent situation with Silicon Valley Bank has created uncertainty as to the loan. The loan has not been extended nor has the lender pursued any legal remedies against the Company to enforce repayment of the loan. In the event the lender pursues legal remedies against the Company, it could result in the acceleration of other loans of the Company. Moreover, any default judgment obtained by the lender, if successful, could result in the seizure of Company assets which could have a material adverse effect on the Company.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Securities are offered on a "Best Efforts" basis and the Company may not raise the maximum amount being offered.

Since the Company is offering the Securities on a "best efforts" basis, there is no assurance that the Company will sell enough Securities to meet its capital needs. If you purchase Securities in this Offering, you will do so without any assurance that the Company will raise enough money to satisfy the full Use of Proceeds which the Company has outlined in this Form C or to meet the Company's working capital needs.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. As is the case with any business, particularly one without a proven business model, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this Offering will prove optimal or translate into revenue or profitability for the Company. You are urged to review the Use of Proceeds in this Offering Statement but to understand that the actual use of the net proceeds of this Offering may vary significantly. In all cases, you should consult with their attorneys, accountants and personal investment advisors prior to making any decision to invest in the Company. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

You will not be investing directly into the Company, but into a special purpose vehicle.

Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this offering. That means that you will invest in DDM Systems CF SPV, LLC, becoming a member of the SPV, and that investment purchases our Non-Voting Preferred Stock. A condition to using an SPV is that the SPV passes on the same economic and governance rights that are set out in the Non-Voting Preferred Stock. However, it may not always be possible to replicate those rights exactly, because the SPV is an LLC formed under Delaware law, as opposed to a Delaware corporation. This sort of arrangement has not been used for investing before, and there may be unforeseen risks and complications. You will also be relying on us, as the Manager of the SPV, to make sure the SPV complies with Delaware law and functions in accordance with securities law. The structure of the SPV is explained further in the section entitled, "Ownership and Capital Structure". The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. Again, this has not been done before, so there may be delays, complications and unexpected risks in that process.

An investment in the Company's shares of Non-Voting Preferred Stock could result in a loss of your entire investment.

An investment in the Company's Securities offered in this Offering involves a high degree of risk and you should not purchase the Securities if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and may never be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. In addition, even if a trading market develops, there is absolutely no assurance that the Securities could be sold under Rule 144 or otherwise unless the Company becomes a current public reporting company with the Securities and Exchange Commission and otherwise is current in the Company's business, financial and management information reporting, and applicable holding periods have been satisfied. Investors should be aware of the long-term nature of their investment in the Company.

A majority of the Company is owned by a small number of owners and they will exercise voting control.

Prior to the Offering, a small number of current owners beneficially own a majority of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Additionally, one investor also has rights requiring their approval for specified corporate approvals which further increases the significant control over the Company. Some of these persons or entities may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals that are subject to owner approval.

Investors will have no ability to impact or otherwise influence corporate decisions of the Company.

As a condition of subscribing to this Offering, the Co-Issuer (and thus investors in this Offering) will become a party to the Amended and Restated Voting Rights Agreement, Amended and Restated Investor Rights Agreement and

Amended and Restated Right of First Refusal and Co-Sale Agreement as entered into by and among the Company and the Company's stockholders. These governance agreements provide for, among other things, (i) voting provisions regarding the Company's board of directors; (ii) voting provision to increase the authorized common stock of the Company; and (iii) a drag-along right. Moreover, these governance agreements include transfer provisions which require the Co-Issuer (and thus investors in the Offering) to provide a right of first offer, a right of first refusal and a right of co-sale, among other things. Lastly, required approvals for most corporate actions, require the approval of one of the Company's shareholders. This could further limit the ability of the Co-Issuer (and investors thereunder) to impact or influence corporate decisions.

The securities in this Offering have no protective provisions.

The Securities in this Offering have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as a Shareholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a liquidation event, or change of control for the Company, the Securities being offered do not provide you with any protection. In addition, there are no provisions attached to the Securities in the Offering that would permit you to require the Company to repurchase the Securities in the event of a takeover, recapitalization or similar transaction involving the Company.

The Securities in this Offering are subject to Drag Along Rights.

The Securities in this Offering are subject to drag along rights whereby you may, under certain circumstances, be forced to participate in the sale or merger of the Company even if you do not want to sell your Securities. For full details on the drag along rights, see the Company's Amended and Restated Voting Rights Agreement.

The Securities in this Offering are subject to a Right of First Refusal and Right of Co-Sale.

The Securities are presently subject to a right of first refusal and a right of co-sale. You are not allowed to sell, transfer, pledge or hypothecate the Securities in any manner whatsoever. If you attempt to do so, the Securities would be subjected to a Right of First Refusal in favor of the Company and certain other shareholders pursuant to an Amended and Restated Right of First Refusal and Co-Sale Agreement. Moreover, in the event the Right of First Refusal is not exercised, the Securities would be subject to a Right of Co-Sale in favor of certain investors pursuant to the Amended and Restated Right of First Refusal and Co-Sale Agreement.

Investors will not have voting rights.

Investors will not have the right to vote upon matters of the Company. Under the terms of the Securities, DDM Systems, Inc. will exercise voting control over the Securities and the Company will be subject to the provisions of the Amended and Restated Voting Agreement. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the holders of the Securities upon a qualifying financing.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. Rather, the price of the Securities was derived as a result of internal decisions based upon various factors including prevailing market conditions, the Company's future prospects and needs, research on other companies that have been acquired that is not scientific and is anecdotal only and the Company's capital structure. These prices do not necessarily accurately reflect the actual value of the Securities or the price that may be realized upon disposition of the Securities, or at which the Securities might trade in a marketplace, if one develops. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all Exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Form C and/or incorporated by reference in this Form C, including without limitation the Subscription Agreement located at <u>Exhibit C</u>. For full offering details, please (1) thoroughly review this Form C filed with the Securities and Exchange Commission and (2) thoroughly review any attached documents to, or documents referenced in, this Form C.

The purpose of this Offering is to generate additional capital to pursue marketing activities and technology and product development. See "Use of Proceeds" section for more information.

Target Offering Amount of the Securities Offered	$10,000
Name of Securities	Non-Voting Preferred Stock
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	5,000*
Maximum Offering Amount of the Securities Offered	$1,235,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	617,500*
Price Per Security	$2.00**
Minimum Individual Purchase Amount	$400 +**
Maximum Individual Purchase Amount	Unlimited (subject to Regulation CF limits) +
Offering Deadline	October 11, 2023
Use of Proceeds	See the section entitled "Use of Proceeds" on page 28 hereof.
Voting Rights	None. See the description of the voting and control rights on page 33.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of one percent (1%) of the Securities issued in this Offering and any Bonus Shares issued pursuant to Perks.

**In addition, the Company will charge each Investor a fee of two percent (2%) of the Investor's investment amount, up to a maximum of fifty dollars ($50.00). The aggregate amount of fees paid by Investors will be included towards the $1,235,000.00 Maximum Offering Amount, as well as factored into each Investor's maximum investment amount permitted for unaccredited investors.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

Co-Issuer

The Co-Issuer is DDM Systems CF SPV, LLC (the "Co-Issuer"), located at 1876 Defoor Avenue Northwest, Bldg. 3, Atlanta, GA 30318, United States. The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2023. There is no website for the Co-Issuer, but information with respect to this Offering shall be hosted on the website of the Company at https://ddmsys.com/. The Company has formed the Co-Issuer solely for issuing the Securities under this Offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it

owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account.

The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Non-Voting Preferred Stock.

There will be no material difference between an investment in the Company and the Co-Issuer.

Investor Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

Cancellations

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these Offering Materials.

The Company will notify investors when the Target Offering Amount has been met. If the Company reaches the Target Offering Amount prior to the deadline identified in the Offering Materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the stated offering deadline, the funds will be released to the Company upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

Oversubscriptions

The Target Offering Amount is $10,000, but investments in excess of the Target Offering Amount and up to the Maximum Offering Amount will be accepted. Oversubscriptions will be allocated at the discretion of the Company.

Updates

Updates on the status of this Offering may be found at https://invest.ddmsys.com/.

Intermediary Information

The Intermediary for the Company is Dealmaker Securities LLC ("Dealmaker" or "Intermediary"), a Delaware limited liability company formed on May 5, 2021. The SEC registration number of the Intermediary is 008-70756 and the Central Registration Depository (CRD) number is 315324.

Platform Compensation

As compensation for the services provided by, the Issuer is required to pay to the Intermediary a cash fee consisting of a three percent (3%) commission based on the dollar amount of the securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. A $16,500 setup fee was paid in advance, and $2,000/month platform fees is owed for the technology. Additionally, the Issuer must pay for platform and transaction-based fees and reimburse certain expenses related to the Offering.

In addition, the Intermediary is entitled to a securities fee equal to one percent (1%) of the Securities issued in the Offering. The securities issued to DealMaker Securities LLC, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer through DealMaker Securities' platform.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends upon their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

In order to invest, to commit to an investment, or to communicate on our platform, you must follow the instructions to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies by providing certain personal and non-person information including information related to income, net worth, and other investments.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees*	3%	$750	3%	$37,050
Technology & Product Development (1)	20%	$5,000	20%	$247,000
Sales and Marketing	7%	$1,750	7%	$86,450
Infrastructure (2)	30%	$7,500	30%	$370,500
General Working Capital (3)	40%	$10,000	40%	$494,000
Total	**100%**	**$25,000**	**100%**	**$1,235,000**

*In addition to the three percent (3%) cash commission on cash proceeds received in the Offering, the Intermediary will also receive a securities commission equal to one percent (1%) of the Securities sold in this Offering, a one-time $16,500 payment and a $2,000 monthly maintenance fee. Additionally, this figure excludes fees to Company's advisors, such as attorneys and accountants. Lastly, the Company will charge each Investor a fee of two percent (2%) of the Investor's investment amount, up to a maximum of fifty dollars ($50.00), which is not reflected in the table above.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably detailed descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the Offering proceeds will be used.

(1) We will continue to invest heavily in technology and product development. We will use the proceeds to improve printing speed in the Company's machines, increasing yield and quality and increasing the overall process throughput to make printed and fired ceramic shells faster and of higher quality.

(2) These proceeds will be used to upgrade the Company's current facility and to lease a second facility for establishing casting research and development operations.

(3) These proceeds will be used for talent acquisition, to increase the Company's headcount, both at the management and engineering level, and to launch strategic initiatives as well as partnerships with key OEMs and foundries.

CAPITALIZATION AND OWNERSHIP

The Offering

The Company is offering Non-Voting Preferred Stock in this Offering. The Company must raise an amount equal to or greater than the Target Offering Amount by October 11, 2023 (the "**Offering Deadline**"). If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

The Company requests that you please review this Form C and the Subscription Agreement in Exhibit B (along with all attachments and exhibits thereto), in conjunction with the following summary information.

As an Investor in this Offering, you will be purchasing membership interests in the Co-Issuer, which will be the entity holding the Securities and which will have the rights of a stockholder of the Company. The Co-Issuer is purchasing the following Securities:

Non-Voting Preferred Stock
Offering Minimum: $10,000
Offering Maximum: $1,235,000
Purchase Price Per Share of Security Offered: $2.00
Offering Deadline: October 11, 2023

The Securities have no voting rights (either with regard to actions by the Co-Issuer or the Company's Non-Voting Preferred Stock being held by the Co-Issuer). The rights of the Non-Voting Preferred Stock may be changed by an amendment to the Company's Bylaws or Amended and Restated Certificate of Incorporation. Investors do not have the right to vote on any such amendment.

The primary documents governing voting and rights of Investors holding the Securities are the Amended and Restated Certificate of Incorporation (the "**COI**") attached as Exhibit D, the Amended and Restated Voting Agreement (the "**Voting Agreement**") attached as Exhibit E, the Amended and Restated Investor Rights Agreement (the "**Investor Rights Agreement**") attached as Exhibit F and the Amended and Restated Right of First Refusal and Co-Sale Agreement (the "**ROFR Co-Sale Agreement**", together with the COI, Bylaws, Voting Agreement and Investor Rights Agreement, the "**Governing Documents**") attached as Exhibit G. All statements in this Form C Offering Statement regarding voting and control of the Securities being sold in this Offering are qualified in their entirety by reference to the Governing Agreements.

Existing shares of Common Stock and Series A Preferred Stock outstanding have superior voting rights to the Securities being sold in this Offering.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Furthermore, in addition to the restrictions on transfer under law, the ROFR and Co-Sale Agreement contains restrictions on transfer that will require the Investor to offer the Securities first to the Company and then to certain holders of capital stock prior to any transfer that may otherwise be permitted.

Description of Issuer's Securities

General

The Company is offering up to $1,235,000 and a minimum of $10,000 worth of its Non-Voting Preferred Stock. The investment will be made through DDM Systems CF SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act.

The Company must reach its Target Offering Amount of $10,000 by October 11, 2023. Unless the Company raises at least the Target Offering Amount of $10,000 under the Regulation CF offering by October 11, 2023, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. If the Company reaches the Target Offering Amount prior to October 11, 2023, the Company may undertake early closings on a rolling basis while allowing additional investment commitments towards its $1,235,000 maximum raise.

The minimum investment per investor is $400.

Co-Issuer

The Securities in this Offering will be issued by both the Company and the Co-Issuer. The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Non-Voting Preferred Stock. Investors in this Offering will own membership interests in the Co-Issuer. Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the Non-Voting Preferred Stock as if they had invested directly with the Company.

Capitalization

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Amended and Restated Certificate of Incorporation. For a complete description of our capital stock, you should refer to our Amended and Restated Certificate of Incorporation and to the applicable provisions of Delaware law.

On April 5, 2023, the Company filed an Amended and Restated Certificate of Incorporation to increase it authorized capital stock and to create a new class of securities, entitled Non-Voting Preferred Stock. As a result, the Company's authorized capital stock consists of (i) 50,500,000 shares of common stock, par value $0.001 per share (the "**Common Stock**"), and (ii) 26,093,251 shares of preferred stock, $0.001 par value per share (the "**Preferred Stock**"). The first series of Preferred Stock shall consist of 19,316,838 shares of Preferred Stock, designated Series A Preferred Stock (the "**Series A Preferred Stock**") and the second series of Preferred Stock shall consist of 750,000 shares of Preferred Stock, designated Non-Voting Preferred Stock (the "**Non-Voting Preferred Stock**"). Additionally, the Company has established the 2018 Equity Incentive Plan for which 7,256,987 shares are reserved and authorized for issuance thereunder.

As of the date of this Form C, 7,305,555 shares of Common Stock and 19,316,838 shares of Series A Preferred Stock are issued and outstanding. No Non-Voting Preferred Stock are issued and outstanding. Additionally, the Company has 50,000 options to be issued and outstanding under the 2018 Equity Incentive Plan, upon board approval.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	7,305,555
Par Value Per Share	$0.001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Other Rights	Right to two (2) seats on the Board of Directors

Type	Series A Preferred Stock
Amount Outstanding	19,316,838
Par Value Per Share	$0.001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Other Rights	(a) Original Issue Price of $0.885 per share; (b) Right to receive dividends per annum equal to 8% (non-cumulative) (c) Liquidation Preference equal to greater of Original Issue Price, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares converted into Common Stock; (d) Right to convert into Common Stock at any time at the Original Issue Price; (e) Automatic conversion into Common Stock upon $40 million in gross proceeds raised by the Company in a public offering; (f) Protective provisions so long as shares of Series Seed Preferred Stock are outstanding; and (g) Right to one seat on the Board of Directors

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	Options to Purchase Common Stock
Shares Issuable Upon Exercise	50,000*
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.

*All options are waiting board approval prior to entering into definitive documentation.

Type	Khosla Warrant to Purchase Common Stock*
Shares Issuable Upon Exercise	1,875,000
Voting Rights	The holders of Warrants to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Warrant, upon exercise, grants the holder of such Warrant, the right to purchase shares of Common Stock at a pre-determined price. Expires March 28, 2025

*The Warrant is subject to achievement of the CEO Milestone as defined in the Investor Rights Agreement.

Type	SVB Warrant to Purchase Common Stock
Shares Issuable Upon Exercise	49,380
Voting Rights	The holders of Warrants to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Warrant, upon exercise, grants the holder of such Warrant, the right to purchase shares of Common Stock at a pre-determined price. Expires February 1, 2031

Type of security	Convertible Note
Amount Outstanding	$1,000,000
Voting Rights	No voting rights until conversion
Anti-Dilution Rights	None
Material Terms	(i) Valuation Cap: 25 million; (ii) Discount: 50% (iii) Automatic conversion upon Company raising capital of over $9 million in gross proceeds
Interest Rate	6%

Type of security	Convertible Note
Amount Outstanding	$1,000,000
Voting Rights	No voting rights until conversion
Anti-Dilution Rights	None
Material Terms	(i) Valuation Cap: $30 million; (ii) Discount: 20%; (iii) Automatic conversion upon Company raising capital of over $9 million in gross proceeds
Interest Rate	2%

Type of security	Convertible Note
Amount Outstanding	$88,300
Voting Rights	No voting rights until conversion
Anti-Dilution Rights	None
Material Terms	(i) Valuation Cap: $25 million; (ii) Discount: 15%; (iii) Automatic conversion upon Company raising capital of over $5 million in gross proceeds
Interest Rate	8%

Voting, Investor Rights and Right of First Refusal and Co-Sale Agreements

As a condition of subscribing to this Offering, the Co-Issuer (and thus investors in this Offering) will become a party to the Amended and Restated Voting Rights Agreement, Amended and Restated Investor Rights Agreement and Amended and Restated Right of First Refusal and Co-Sale Agreement as entered into by and among the Company and the Company's stockholders. The material terms of these agreements are summarized below. See Exhibits E, F and G which show the full terms of these Agreements.

The Company is a party to a certain Amended and Restated Voting Agreement under which the Company, Preferred Stockholders and certain other key stockholders have agreed to, among other things (i) voting provisions regarding the Company's board of directors; (ii) voting provision to increase the authorized common stock of the Company; and (iii) a drag-along right.

The Company also is a party to a certain Amended and Restated Investors' Rights Agreement under which the Company and certain investors agreed to provide (i) registration rights under Form S-1 and Form S-3; (ii) restrictions on transfer; (iii) certain indemnification rights and certain information rights, such as information rights and periodic delivery of financial statements; and (iv) right of first offer. Additionally, the Amended and Restated Investor Rights Agreement provides that if the Company hires a new Chief Executive Officer that is acceptable to the Company and a Requisite Majority of the shareholders, the Company shall issue 925,000 options to Suman Das, the current CEO of the Company, and Khosla (as defined below) shall have the ability to purchase up to 1,875,000 shares of Common Stock of the Company pursuant to a Warrant that was previously issued by the Company.

The Company also is a party to a certain Amended and Restated Right of First Refusal and Co-Sale Agreement under which the Company, certain investors and certain keyholders agreed to, among other things (i) a right of first refusal; (ii) a right of co-sale; (iii) prohibited and exempt transfers from the right of first refusal and co-sale; and (iv) a lock-up period with respect to any initial public offering of the Company's securities.

For purposes of the above, a Requisite Majority is required for most corporate actions of the Company. Requisite Majority means shares representing a majority of the registrable securities of the Company then outstanding, which must include the securities held by Khosla Ventures Seed C, LP ("**Khosla**").

Voting and Control

Each Investor who purchases the Securities is not entitled to vote on any matter or to call for an annual or special shareholders meeting. As a result of purchasing Securities in this Offering, the Investors will have no voting or control over any corporate matters of the Company, including additional issuance of securities, Company repurchase of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Investors in the Co-Issuer will indirectly hold only Non-Voting Preferred Stock and are completely passive investors. Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.

Each Investor agrees to vote or cause to be voted all Securities (and underlying shares of Non-Voting Preferred Stock) owned by such Investor, or over which such Investor has voting control, from time to time and at all times, in whatever manner as shall be necessary to increase the number of authorized shares of Common Stock or Preferred Stock, or a series thereof, as applicable, from time to time to ensure that there will be sufficient shares of Common Stock available for conversion of all of the series of Preferred Stock outstanding at any given time, or for conversion of outstanding convertible securities.

In the event that the Delaware General Corporation Law or other applicable law requires the holders of Non-Voting Preferred Stock to vote on any particular matter (including composition of the Board or a Sale of the Company), all Investors holding Non-Voting Preferred Stock agree to vote, or cause to be voted, all such shares of Non-Voting Preferred Stock owned by such Investor, or over which such Investor has voting control, from time to time and at all times, in whatever manner as shall be necessary to accomplish the purpose of the Voting Agreement.

Drag-Along Right

In the event that (i) the holders of a Requisite Majority of the shares of Common Stock then issued or issuable upon conversion of the shares of Series A Preferred Stock (the "**Selling Investors**"); (ii) the Board of Directors; and (iii) the holders of a majority of the then outstanding shares of Common Stock (other than those issued or issuable upon conversion of the shares of Series A Preferred Stock), voting as a separate class, approve a Sale (as that term is defined in the Governing Agreements) of the Company then, in addition to any other vote or consent required by law or the Company's COI or Bylaws, each Stockholder hereby agrees to vote or cause to be voted all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to in favor of, and adopt, such Sale and to execute and deliver all related documentation and take such other action in support of the Sale as shall reasonably be requested by the Company in order to carry out the terms and provisions of the Voting Agreement, including without limitation executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement,

consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents.

Right of First Refusal and Right of Co-Sale

Stockholders grant to the Company a Right of First Refusal to purchase all or any portion of Shares that such Stockholder may propose to a transferee, at the same price and on the same terms and conditions as those offered to the transferee. If the Company does not exercise its right as to all offered Shares, then specified Investors shall have a right of refusal to purchase all or a portion of their pro rata Portion of the offered Shares, at the same price and on the same terms and conditions as those offered to the transferee.

Additionally, if all or any portion of the Shares are not purchased pursuant to the Right of First Refusal and such Shares are to be sold to a proposed transferee, each Investor may elect to exercise its Right of Co-Sale and participate on a pro rata basis in the sale to a proposed transferee, at the same price and on the same terms and conditions as those offered to the transferee.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional shares of stock or other convertible securities to other parties. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Matta Family	12,541,006 shares of Series A Preferred Stock	35.01%

*Amounts include direct ownership by the Matta Family of 6,525,681 shares of Series A Preferred Stock and indirect ownership of 6,015,325 shares of Series A Preferred Stock held by Jewel Properties. The Matta Family is the controlling owner of Jewel Properties.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Convertible Notes	$2,088,300	3	N/A	November 26, 2019; September 15, 2020; March 19, 2021	Reg. D Rule 506(b)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

DEBT

As of the date of this Form C, the Company has the following material debt outstanding:

Type	Real Estate Commission Fee
Creditor	Colliers International
Amount Outstanding	$233,821
Interest Rate and Amortization Schedule	None
Description of Collateral	Unsecured
Maturity Date	None

Type	Real Estate Lease Settlement
Creditor	Amneal Pharmaceuticals
Amount Outstanding	$257,017
Interest Rate and Amortization Schedule	None
Description of Collateral	Unsecured
Maturity Date	None

Type	Equipment Purchase
Creditor	Greenlight
Amount Outstanding	$65,000
Interest Rate and Amortization Schedule	None
Description of Collateral	Unsecured
Maturity Date	None

Type	Term Loan*
Creditor	Silicon Valley Bank
Principal Amount Outstanding	$1,600,000
Interest Rate and Amortization Schedule	Prime minus the greater of (i) .5% or (ii) .00%
Description of Collateral	Secured by Company assets including Intellectual Property
Maturity Date	February 1, 2023*
Date Entered Into	February 1, 2019

*This loan is currently in default. The Company has been in discussions with the lender.

Type	Accrued Royalty Payments under Licensing Agreement
Creditor	Georgia Tech Research Corporation
Amount Outstanding	$60,000
Interest Rate and Amortization Schedule	None
Description of Collateral	Unsecured
Maturity Date	None

Type	SBA PPP Loan
Amount Outstanding	$39,514*
Interest Rate and Amortization Schedule	1 % per annum. For the period beginning on the date of issuance of the note, and ending six (6) months thereafter, no payments will be due. Thereafter, monthly payments of principal and interest in an unspecified amount will be due. Any principal balance and interest due thereon outstanding on the maturity date of the note, will be due and payable on the maturity date, unless such amounts are forgiven under the terms of the loan.
Description of Collateral	Unsecured
Maturity Date	April 28, 2026

*On September 14, 2022, the SBA notified the Company that $195,991 in principal and $2,743 in interest was forgiven

Type	Unsecured Promissory Note with Related Party (Company owned by the Company's CEO and Founder)
Amount Outstanding	$937,497
Interest Rate and Amortization Schedule	0%
Description of Collateral	Unsecured
Maturity Date	None

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

(a) During 2021, the Company entered into a loan agreement with a company owned by Suman Das, the Company's CEO and Founder in the amount of $662,497. Additionally, the Company receives consulting services from this company and such fees are added to the loan balance when incurred. The loan does not accrue interest and is due on demand. The balance of the loan was $937,497 as of February 28, 2023. See "*Outstanding Debt*" for additional information.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit I.

Cash and Cash Equivalents

As of March 31, 2023, the Company had an aggregate of approximately $40,204 in cash and cash equivalents. The Company receives a Department of Energy Grant that provides it with $42,000 per month through December 31, 2024, leaving the Company with approximately 20 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company has historically been capitalized by raising capital through securities offerings. The Company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the Company. Absent additional capital, the Company may be forced to significantly reduce expenses and could become insolvent.

Other than capital from existing operations, the Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit H for subsequent events and applicable disclosures.

Material Changes and Other Information

None

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.ddmsys.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

/s/Suman Das
(Signature)

Suman Das
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Suman Das
(Signature)

Suman Das
(Name)

Director
(Title)

May 11, 2023
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Investor Website
(Attached)

DDM

Invest In DDM Systems The Future Of Precision Metal Casting Is Here

At DDM, we are creating the future of precision metal investment casting technology with the convenience and versatility of advanced ceramic 3D printing. Our Digital Foundry™ technology cuts out 7 of 12 process steps in the state-of-the-art investment casting process for making precision metal parts, enabling the production of advanced metal components 10 times faster and at 1/2 the cost. We have combined proprietary and patented hardware, software and materials technologies to offer a breakthrough solution for demanding customers requiring rapid delivery of the highest precision metal components found anywhere. Third party qualification of our castings assures customers that they meet all required industry standards and are ready for commercial use.



INVEST NOW

Price Per Share

$2.00

Minimum Investment

$400

Form C   Offering Circular

Target Amount Raised **5%**

Days Remaining For Bonus Shares **Days Rema Campa**



Why Invest

Accelerates precision metal investment casting with 3D printed ceramic molds

Digital Foundry™ technology replaces 7 traditional steps with 1 printing step

Produces parts 10x faster, cuts cost by 50%

Disrupts $150 Billion global metal casting market

Customers include GE, SpaceX, Husky, Toyota, US Air Force, US Department of Energy

$19M raised to date from respected VCs and private investors

25 patents and patents pending in 6 countries, 5 issued trademarks

Signed partnership with Signicast, a leading US foundry company

Partnered with GE Power on a $3.3M contract from the US Department of Energy

Castings are third-party qualified, ready for industrialization

Perks

Time-Based Bonus

Commitment Received By	Bonus shares
11:59pm PST on Day 30 from launch	10%
11:59pm PST on Day 60 from launch	5%
11:59pm PST on Day 90 from launch	2.5%

Early Investor Bonus (Initial $350K)

Investment Minimum	Bonus shares
$5,000	7.5%
$10,000	10%
$25,000	12.5%
$50,000	15%

Time-Based Bonus Shares and Early Investor Bonus Shares Stack Together

Time-Based Bonus

Commitment Received By	Bonus shares
11:59pm PST on Day 30 from launch	10%
11:59pm PST on Day 60 from launch	5%
11:59pm PST on Day 90 from launch	2.5%

Large Investor Bonus

Investment Minimum	Bonus shares
$5,000	2.5%
$10,000	5%
$25,000	7.5%
$50,000	10%

Time-Based Bonus Shares and Large Investor Bonus Shares Stack Together

Additional Perks

Investment Minimum $10k	Investment Minimum $25k	Investment Minimum $50k
• 1 hour video call with the company's Founder and CEO • Company's technology and business roadmap presentation	• Spend a day with the CEO in Atlanta • Company's technology and business roadmap presentation • Tour of the company's facility in Atlanta • Watch our 3D printing machines in action	• Spend a day with the CEO • Company's technology and business roadmap presentation • Tour of the company's facility in Atlanta • Watch our 3D printing machines in action • Dinner with the CEO

Problem: Traditional Investment Casting Technology Is Outdated

Traditional investment casting used for making the highest performance metal parts across diverse high-tech industries is an outdated 12-step process that hasn't changed in a hundred years. It relies on molded wax replicas of parts made using highly expensive tools and dies that take tens of weeks to make. The wax replicas are assembled into a tree then coated with a shell by dipping in a ceramic slurry and coarse sand. The wax is melted out to leave a hollow shell which is baked and poured with molten metal to produce castings. While this results in high quality parts, the overall process is limited by cost and lead time, causing production delays and money lost. Further, only standard part geometries are possible through wax molding, preventing access to the full range of complex parts possible with revolutionary capabilities for advanced applications.

Solution: DDM's Digital Foundry™ Technology With 3D Printed Shells

DDM’s Digital Foundry™ technology eliminates all the up-front investment and lead-time for tooling and replaces the 7 most expensive and time-consuming steps in traditional investment casting with just a single 3D printing step. This step prints highly accurate ceramic shells that can be directly poured with metal to produce castings. Through this digital foundry approach, parts are made with the same high quality but 10x faster and at 50% lower cost than traditional investment casting. Complex part geometries for advanced applications previously considered impossible also become possible due to the power of 3D printing that overcomes the limitations of standard geometries with traditional tools and dies. This opens up entirely new possibilities in prototyping and series production especially for high-tech companies in new and emerging markets.

Digital Foundry™ Technology Produces Castings Without Tooling in Half the Steps


INVESTMENT CASTING
TOOLING
CORE FABRICATION
WAX INJECTION
WAX PATTERN ASSEMBLY
SLURRY COATING
STUCCOING
DEWAXING
CASTING
FINISHING
ZYGLO INSPECTION
GAUGING
X-RAY INSPECTION
7 traditional process steps collapsed into 1 printing step in DDM’s Digital Foundry™
INVESTMENT CASTING with LAMP™
LAMP
CASTING
FINISHING
ZYGLO INSPECTION
GAUGING
X-RAY INSPECTION
DDM’s Approach: 6 steps, no hard tools, uses 3D printed ceramic shells.
10x faster, 50% cheaper
Traditional Approach: 12 steps, multiple sets of hard tools required.

Value of 3D Printed Ceramic Shells for Investment Casting

Desired Attribute	Conventional Investment Casting	Investment Casting with Printed Patterns	Investment Casting with 3D Printed Shells
Material properties	Standard	Standard	Standard
Wide alloy selection	Hundreds	Hundreds	Hundreds
Part cost in production	Low	High	Lowest
Excellent surface finish	Routinely as-cast	Routinely as-cast	Routinely as-cast
Delivery time	Many to tens of Weeks	Many to tens of Weeks	Week to Few Weeks
Tooling cost	High to Very High	Medium to None	None
Tooling lead time	High to Very High	Medium	None
Geometric Freedom	Limited by Tooling	Better than Conventional	Broadest and Highest
Complex internal passages	Capable, very expensive due to tooling cost	Limited Capability, less expensive	Highly Capable, least expensive

Product: Revolutionizing Investment Casting With Digital Foundry™

DDM manufactures complex metal components for diverse industries through its digital foundry technology. We take our customer's part design, then engineer and produce optimized, "ready to pour" 3D printed ceramic shells without any tooling or patterns using our world-leading proprietary ceramic 3D printing technology. These shells are then poured with metal in our partner foundries and shipped to our customers with unprecedented precision and speed. The result: Zero up-front investment and lead time for procuring tooling, cast parts produced 10x faster at half the cost.

DDM's patented 3D printing technology – Hardware + Software + Materials



Precision motion stage: +/- 2 microns positioning accuracy in XYZ

Recoater: spreads ceramic slurry in 100 micron thick layers

Ceramic shells: printing underway for 9 shells

Optical printing head: 4.1 million UV beams, 15 microns per beam

Build volume: 600 x 600 x 600mm

Awards And Recognition: 1st US Company Nominated For Hermes Award

DDM Systems is the <u>1st US company in history to be a finalist for the Hermes Award</u>, one of the most prestigious awards worldwide for industrial innovation announced at the annual Hannover Messe. We received recognition from President Barack Obama and Chancellor Angela Merkel in 2016.

Globally Recognized for Industrial Innovation



Traction: Partnerships And Pilots With Top Companies, US DOE Contract

We completed multiple pilots during 2020-2022. These include a pilot project with SpaceX to produce ceramic cores for casting multiple different rocket engine components in SpaceX's own on-site foundry. No other company worldwide is able to supply the 3D printed cores meeting SpaceX specifications. A second pilot was with Husky, one of the largest injection molding companies worldwide, to produce tooling with complex internal channels. This unique application of DDM's tech makes it possible to produce tools that can make plastic parts up to 40% faster but that cannot be made by any other means. A third pilot was with Toyota, the world's largest automaker for the on-demand manufacture of spare parts of its roughly 150 million vehicles on the road from designs stored in software. A fourth pilot was with GE Power, a leading industrial gas turbine manufacturer. This pilot resulted in the world's first advanced industrial gas turbine blade casting made using a 3D-printed ceramic shell.

In 2020, we also signed an exclusive partnership agreement with Signicast, a leading US foundry with annual revenues of $250M.

In 2022, DDM teamed with GE Power received a $3.3M award from the US Department of Energy's (US DOE) Advanced Research Projects Agency for Energy (ARPA-E) to develop and demonstrate a lean casting technology that will reduce energy consumption by more 90% and increase yield in the gas turbine component investment casting process from 40% to 90+%.

DDM ended 2022 surpassing $1M in revenues and is on track to more than double its revenue in 2023 to $2M+. Revenue growth is expected to reach $14.5M in 2025.

Our 2023 revenue projection is based on ongoing projects and new projects in the pipeline. Our 2025 revenue projection is based on DDM raising $15M in a Series B funding round in 2023 subsequent to the current Reg CF funding round and a substantial expansion of the customer sales pipeline in 2024. The projected revenue may not be achievable if either the Series B or the customer pipeline, or both do not materialize within the projected timeframe.

Customers: Multiple Industries That Utilize Precision Castings

DDM Systems helps any industry that uses precision castings in their hardware. We have worked with clients across the aviation industrial, automotive, fluid-flow, power generation, defense and medical industries, among others. We provide more value for our clients due to our innovative Digital Foundry™ technology.

Industries Served


Industrial
Fluid Handling
Automotive
Medical
Energy
Tools
Aerospace And Defense
Electric Vehicles
Space
Oil & Gas

Broad interest in DDM across a range of industries


Military & Defense
LOCKHEED MARTIN
Raytheon
SAFRAN
AEROJET ROCKETDYNE
Pratt & Whitney
MOOG
NORTHROP GRUMMAN
Williams International
wipro
wipro 3D
DELTA AIR LINES
SIKORSKY
IHI
Honeywell
Fluid Handling
HUSKY
Parker
Danfoss
TURBOCOR
ITT Industries
Technical Ceramics
Morgan Technical Ceramics
AEROJET ROCKETDYNE
APPLIED MATERIALS
United Technologies Research Center
TATA STEEL
Space
SPACEX
BLUE ORIGIN
Industrial Gas Turbines
GE POWER
ETS
MITSUBISHI HEAVY INDUSTRIES, LTD.
SIEMENS
Solar Turbines
A Caterpillar Company
WOODWARD
Automotive & Industrial
TOYOTA
BOSCH
MAGNA
Schlumberger
GEISSELE AUTOMATICS
Alcon
NOVARTIS
Foundries
SIGNICAST
ARISTO CAST INVESTMENT CASTING
CHROMALLOY CASTINGS
WISCONSIN PRECISION CASTING CORPORATION
SEACAST
TFM
PCC
BIMAC
CPP
TLW
TECH CAST, LLC
HITCHINER MANUFACTURING CO., INC.
Since 1946

Testimonials

Rob Meyerson - Past President, Blue Origin and Founder & CEO, Delalune Space

Suman has developed a revolutionary product that will shorten delivery times of critical parts from years to months. He is truly a disrupter in the field.

Jon Schaeffer - Senior Manager, Advanced Materials and Processes Engineering, GE Power

Suman and the DDM team have created a technology that is hard to replicate even with the advent of so many 3D printing businesses and modalities. GE is proud to work with DDM on several high technology castings for our Power business.

Kedar Murthy - Chief Commercial Officer, Nuvera Fuel Cells

Suman and team have developed breakthrough technology to disrupt the investment casting industry. Exceptionally talented founder with great vision grounded in facts.

Marc Riquelme - President, Signicast and OptiMIM

Signicast has been working with Suman Das for more than a year on developing several new products using the LAMP process and ceramic 3D printing. We recently signed a partnership with DDM to further expand our additive manufacturing capability and offering. The partnership between Signicast and DDM is evidence of the exciting advancement in precision casting technologies and will open up new design opportunities for our customers. Over time, Signicast expects to transition this technology to full scale production in addition to prototyping.

Cliff Fisher - COO, Seacast Foundry

Suman Das and his DDM team are developing technology that is industry changing! The forward thinking approach to a centuries old process in the investment casting world is the

number one reason why partnering with Suman & DDM is an easy decision. I first was introduced to Suman many years ago and to see this relentless "bull-dog" approach to never giving up on the development of this process is what makes him stand out versus many others that have tried.

Brett Lyons - Principal Technical Program Manager, Amazon

Suman Das has the depth of experience and breadth of knowledge required to make a step change contribution to additive manufacturing. Other companies, both large and small, have failed to consider the technical and economic implication of their additive based ceramic casting technology, but Suman's rigorous and thoughtful approach sets DDM apart.

Business Model: DDM's Business Model Is A 3-Tiered Model

1. Parts as a service

We partner with global foundries to buy castings from and sell shells to them. It's a shared revenue model with negotiated gross margins. DDM tried to negotiate gross margins in excess of 50%.

2. Vertically integrated Digital Foundry

In the future, we will make and sell castings in our own digital foundry, develop proprietary capabilities and process chain innovations. Through this we will offer advanced R&D and product innovation services, and have a projected revenue of $180M in year 5 of operations. This model

commands high (65%) gross margins but will give us the potential to become the global leader in lean manufacturing of high value-added castings.

3. Printer and slurry formulations sales

We will sell our proprietary printers and ceramic formulations to foundries and OEMs and charge additional revenue from maintenance contracts and innovation workshops. Printer sales start at $2M each with 50% gross margins, and recurring slurry revenues at $25/liter with a 66% gross margin. There is projected revenue of $300M in 5 years with this stream.

The revenue and gross margins projected in Year 5 of operations are based on DDM raising $50M in a Series C funding round and utilizing that funding to build and operate a standalone vertically integrated digital foundry to make and sell high value castings with high gross margins produced in our own foundry. The revenues and gross margins from a vertically integrated digital foundry may not be achievable if either the Series C funding round or the sales, or both do not materialize within the projected timeframe. The revenue and gross margins projected projected from printer and slurry formulation sales are based on DDM selling its 3D printers and ceramic slurry formulations to diverse foundries and OEM customers across the globe. The revenues and gross margins from printer and formulation sales may not be achievable if they do not materialize within the projected timeframe


Three-Tier Business Model
Phase 1
Make and Sell Parts as a Service
• Focus on high complexity, high value components.
• Partner with global foundries for casting capacity and sell them shells, cast low volume prototypes at DDM.
• Revenue model with high (>50%) gross margins).
Phase 2
Vertically Integrated Digital Foundry
• Make and sell castings in our own digital foundry, develop proprietary capabilities and process chain innovations.
• Offer advanced R&D and product innovation services for high value-added precision castings.
• Command high (65%) gross margins.
Phase 3
Printer and Slurry Formulation Sales
• Sell printers and ceramic slurry formulations to foundries and OEMs.
• Additional revenue streams from maintenance & service contracts and innovation workshops.
• Printer sales with 50-55% gross margin, recurring slurry revenues with 66% gross margin.

Markets: DDM Systems Addresses Multiple Billion-Dollar Markets

In addition to the directly addressable $150B global metal casting market and the $16B global 3D printing market, we address multiple billion dollar markets across at least eight industry verticals. Our go to market strategy is to leverage our current clients and partnerships and establish ourselves as the global leader in the casting and printing markets.

Multiple Billion Dollar Markets

Industry: Aerospace and Defense Current Industry Size (2023): $855.62B Forecasted Industry Size (2027): $1076.56B CAGR: 5.9%	Industry: Medical Implants Current Industry Size (2021): $95B Forecasted Industry Size (2031): $189B CAGR: 7.1%
Industry: Electric Vehicles Current Industry Size (2023): $316B Forecasted Industry Size (2027): $793.69B CAGR: 25.9%	Industry: Space Launch Services Current Industry Size (2023): $16.32B Forecasted Industry Size (2028): $33.37B CAGR: 15.4%
Industry: Oil and Gas Current Industry Size (2021): $112B Forecasted Industry Size (2027): $142B CAGR: 3.1%	Industry: Fluid Power Equipment Current Industry Size (2023): $30.81B Forecasted Industry Size (2027): $39.87B CAGR: 6.7%
Industry: Industrial Gas Turbines Current Industry Size (2021): $22.16B Forecasted Industry Size (2028): $35.02B CAGR: 6.8%	Industry: Injection Molding Current Industry Size (2022): $187B Forecasted Industry Size (2027): $241B CAGR: 5.1%
Industry: Small Firearms Current Industry Size (2023): $10B Forecasted Industry Size (2027): $15.78B CAGR: 5.2%	Industry: Turbochargers Current Industry Size (2023): $14.6B Forecasted Industry Size (2027): $21B CAGR: 9.5%

Data sourced from Research and Markets (https://www.researchandmarkets.com)

Competition: Disrupting The Casting Industry With The Digital Foundry

Traditional investment casting has remained unchanged for decades and until now, 3D printed ceramic shells have not been possible. DDM's pioneering Digital Foundry™ eliminates half the steps in the traditional process by collapsing the first 7 steps for shell making into 1 3D printing step, completely disrupting the investment casting industry. The result is an industrial manufacturing process of the same high quality that is 10x faster and at 50% less cost, consumes half the floor space and consumes 30% lesser energy. Time to market is dramatically accelerated with significantly higher

profitability. DDM's LAMP™ technology embedded in its printer is the best-in-class ceramic 3D printing technology. DDM is the only company that has produced qualified castings using its printed shells and has signed a commercial agreement with Signicast, a leading foundry.



DDM's Digital Foundry™ Enables Significant Cost Savings and Speed

½ the cost
of Traditional Castings

10x Faster
to Cast Metal Parts

Same Quality
as Production Castings

In Hundreds
of Standard Alloys

Funding: Raised $19M In Funding To Date

DDM Systems has previously raised $19M from investors like Khosla Ventures, 1955 Capital, Silicon Valley Bank, Georgia Tech's Venture Lab and Gaingels. This new round of funding will allow us to scale on a global level and onboard new clients.

Leadership

Suman Das, Founder and CEO

John Halloran, Co-Founder and Chief Scientist

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Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

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Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically.   DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

DDM Digital Foundry

Phone: 470-225-6987

1876 Defoor Ave NW,
Suite 3
Atlanta, GA 30318
USA

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EXHIBIT C
Subscription Agreement
(Attached)

REG CF SPV SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN <u>SECTION 5(f)</u>. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ii THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS

PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: DDM Systems CF SPV, LLC
       c/o DDM Systems Inc.
       1876 Defoor Avenue Northwest, Bldg. 3
       Atlanta, GA 30318

Ladies and Gentlemen:

1.   Subscription.

(a)   The undersigned ("**Subscriber**") hereby subscribes for and agrees to purchase Security Interests (the "**Securities**"), of DDM Systems CF SPV, LLC, a Delaware limited liability company (the "**Company**"), upon the terms and conditions set forth herein. The Company is serving as a "crowdfunding vehicle" as defined under Rule 3a-9 of the Investment Company Act of 1940, as amended, for securities to be acquired from DDM Systems Inc., a Delaware corporation (the "**Crowdfunding Issuer**"). The Securities being subscribed for under this Subscription Agreement constitute limited liability company membership interests of the Company which relate to securities issued by the Crowdfunding Issuer on a one-to-one basis. The rights of the Securities are as set forth in the Limited Liability Company Operating Agreement (the "**Operating Agreement**") of the Company and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b)   By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company and Crowdfunding Issuer filed with the SEC and any other information required by the Subscriber to make an investment decision. It is a condition of the Company's acceptance of this subscription that Subscriber becomes a party to the Operating Agreement.

(c)   Subscriber understands that the Crowdfunding Issuer, as Manager of the Company, will make all decisions for the Company even through the Subscriber's investment is not made with the Crowdfunding Issuer.

(d)   This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate. The Subscriber can cancel the Subscription up to 48 hours prior to October 11, 2023.

(e)   The aggregate value of Securities sold shall not exceed $1,235,000 (the "**Oversubscription Offering**"). The Company may accept subscriptions until October 11, 2023 (the "**Termination Date**"). Providing that subscriptions for $10,000 worth of Securities are received (the "**Minimum Offering**"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "**Closing Date**").

(f)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2.   Joinder to Operating Agreement. By executing this Subscription Agreement, Subscriber will become party to the Operating Agreement of the Company as a Member holding the Securities of the Company.

3.   Purchase Procedure.

(a)   Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)   Escrow Arrangements. Payment for the Securities shall be received by the escrow agent appointed by the Intermediary in this Offering (the "**Escrow Agent**") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Crowdfunding Issuer. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

4.   Representations and Warranties of the Company and Crowdfunding Issuer. The Company and Crowdfunding Issuer each represent and warrant to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company and Crowdfunding Issuer will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's or Crowdfunding Issuer's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)   Organization and Standing. The Crowdfunding Issuer is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company is a limited liability company, duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company and Crowdfunding Issuer have all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Crowdfunding Issuer is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b)   Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company and the Crowdfunding Issuer are eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement and the underlying securities to be issued to the Company has been duly authorized by all necessary corporate action on the part of the Company, and by the Crowdfunding Issuer. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their

terms. Further, the underlying securities to be issued by the Crowdfunding Issuer to the Company will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Crowdfunding Issuer, enforceable against the Crowdfunding Issuer in accordance with their terms.

(d)   Authority for Agreement. The execution and delivery by the Company and Crowdfunding Issuer of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's and Crowdfunding Issuer's powers and have been duly authorized by all necessary actions on the part of the Company, and necessary actions of the Crowdfunding Issuer. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)   No Filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company and Crowdfunding Issuer of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)   Financial Statements. Complete copies of the Company's Inception Financials and the Crowdfunding Issuer's financial statements consisting of the audited balance sheets of the Crowdfunding Issuer as at December 31, 2022 and 2021 and the related statements of operations, changes in member's deficit and cash flows for the two-year period ended December 31, 2022 (the "**Financial Statements**") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Crowdfunding Issuer and fairly present the financial condition of the Crowdfunding Issuer as of the respective dates they were prepared and the results of the operations and cash flows of the Crowdfunding Issuer for the periods indicated. Mongio and Associates CPAs, who has audited the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g)   Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h)   Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's and Crowdfunding Issuer's knowledge, currently threatened in writing (a) against the Company or Crowdfunding Issuer or (b) against any consultant, officer, manager, director or key employee of the Company or Crowdfunding Issuer arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company or Crowdfunding Issuer.

5. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement. Subscriber is a natural person.

(c) Manner of Holding. Subscriber understands that the Subscriber is investing into the Company, which will serve as a "crowdfunding vehicle" for an investment between the Company and the Crowdfunding Issuer. The Company will maintain records of securityholders and provide rights as if the Subscriber invested directly into the Crowdfunding Issuer.

(d) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(e) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC;

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(v) Subscriber understands and agrees that Subscriber will not attempt to Transfer or engage in any resales and that such transfers and resales may be prohibited by the Manager of the Company in its sole discretion, but for very limited situations.

(f)   Investment Limits. Subscriber represents that either:

(i)   Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

(ii)   Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of its annual income or net worth, and does not exceed $124,000; or

(iii)   Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, and no investment limits shall apply.

(g)   Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a securityholder and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company or the Crowdfunding Issuer is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company or the Crowdfunding Issuer as a condition of such transfer**.

(h)   Crowdfunding Issuer Information. Subscriber has read the Offering Statement. Subscriber understands that the Crowdfunding Issuer is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Crowdfunding Issuer's business, management and financial affairs with managers, officers and management of the Crowdfunding Issuer and has had the opportunity to review the Crowdfunding Issuer's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Crowdfunding Issuer and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Crowdfunding Issuer or others with respect to the business or prospects of the Crowdfunding Issuer or its financial condition.

(i)   Valuation. The Subscriber acknowledges that the price of the Securities was set by the Crowdfunding Issuer on the basis of the Crowdfunding Issuer's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(j)   Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(k)   Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such

purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

6.   Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company, the Crowdfunding Issuer and their respective officers, directors and affiliates, and each other person, if any, who controls the Company or the Crowdfunding Issuer, as the case may be, within the meaning of Section 15 of the Securities Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7.   Transfer Restrictions.

(a)   "Market Stand-Off" Agreement. Each Subscriber hereby agrees that it will not, without the prior written consent of the managing underwriter or financial advisor to the Crowdfunding Issuer (as applicable), during the period commencing on the date of the final prospectus relating to the registration by the Crowdfunding Issuer of its securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Crowdfunding Issuer and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the initial public offering (the "IPO") or any merger with or into a special purpose acquisition vehicle ("SPAC"), or such other period as may be requested by the Crowdfunding Issuer or an underwriter or financial advisor to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), or ninety (90) days in the case of any registration other than the IPO, or such other period as may be requested by the Crowdfunding Issuer, its financial advisors or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Shares (or other securities, whether such shares or any such securities are then owned by the Subscriber or are thereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Securities, in cash, or otherwise. The foregoing provisions of this Section 7(a) shall not apply to the sale of any securities to an underwriter pursuant to an underwriting agreement, or the transfer of any securities to any trust for the direct or indirect benefit of the Subscriber or the immediate family of the Subscriber, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Subscribers only if all officers and directors are subject to the same restrictions. The financial advisors of the Crowdfunding Issuer or its underwriters in connection with such registration are intended third party beneficiaries of this Section 7(a) and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Subscriber further agrees

to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 7(a) or that are necessary to give further effect thereto.

For purposes of this Section 7(a), the term "Crowdfunding Issuer" shall include any wholly owned subsidiary of the Crowdfunding Issuer into which the Crowdfunding Issuer mergers or consolidates. In order to enforce the foregoing covenant, the Crowdfunding Issuer may impose stop transfer instructions with respect to the Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the foregoing restriction) until the end of such period. The Subscriber agrees that a legend reading substantially as follows may be placed on all certificates representing all of such Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the restriction contained in this Section 7(a)):

> "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT OF DDM SYSTEMS INC. ("DDM SYSTEMS"), FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN DDM SYSTEMS AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT DDM SYSTEM'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES."

(b) Further Limitations on Disposition. Without in any way limiting the representations and warranties set forth in this Agreement, the Subscriber agrees not to make any disposition of all or any portion of the Crowdfunding Issuer's Non-Voting Preferred Stock or any securities which may be converted into the Crowdfunding Issuer's Non-Voting Preferred Stock unless and until the transferee has agreed in writing for the benefit of the Crowdfunding Issuer to make the representations and warranties set out in Section 5 and the undertaking set out in Section 7(a) of this Agreement and:

(i) there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(ii) such Subscriber has (A) notified the Crowdfunding Issuer of the proposed disposition; (B) furnished the Crowdfunding Issuer with a detailed statement of the circumstances surrounding the proposed disposition; and (C) if requested by the Crowdfunding Issuer, furnished the Crowdfunding Issuer with an opinion of counsel reasonably satisfactory to the Crowdfunding Issuer that such disposition will not require registration under the Securities Act.

The Subscriber agrees that it will not make any disposition of any of the Crowdfunding Issuer's securities to the Crowdfunding Issuer's competitors, as determined in good faith by the Crowdfunding Issuer.

8. Applicable Law; Jurisdiction & Venue. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal laws of the State of Delaware without the application of conflicts of law principals. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the Delaware Court of Chancery and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the above-named courts, except as provided for in Section 10, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or

immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

9.   WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE SHARES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

10.   Mediation. Any dispute, controversy or claim arising out of or relating to this Agreement or the breach thereof or otherwise arising by or between any parties hereto (including the Subscribers and the Company or the Manager), whether arising in tort or contract outside or under the provisions of this Agreement, shall be settled by mediation in San Francisco, California. The parties shall, before the commencement of judicial proceedings, attempt in good faith to settle their dispute by mediation using American Arbitration Association under its Commercial Arbitration Rules and Mediation Procedures in the City of San Francisco, State of California. If the dispute cannot be resolved through mediation, then the parties shall proceed with judicial proceedings as set forth in Section 8 and Section 9.

11.   Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) when delivered by hand; or (b) when received by the addressee if sent by a nationally recognized overnight courier; or (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9):

If to the Company, to:

DDM Systems CF Investors SPV, LLC
c/o DDM Systems Inc.
1876 Defoor Avenue Northwest, Bldg. 3
Atlanta, GA 30318

If to the Crowdfunding Issuer, to:

DDM Systems Inc.
1876 Defoor Avenue Northwest, Bldg. 3
Atlanta, GA 30318

If to a Subscriber, to Subscriber's address as shown on the signature page hereto.

Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

12.   Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and the Crowdfunding Issuer and their respective successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company, the Crowdfunding Issuer and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Crowdfunding Issuer is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

DDM SYSTEMS CF SPV, LLC AND DDM SYSTEMS INC.

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Non-Voting Preferred Stock of DDM SYSTEMS CF SPV, LLC AND DDM SYSTEMS INC. by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):	Number of securities: **Non-Voting Preferred Stock** Aggregate Subscription Price: **$0.00 USD**
	TYPE OF OWNERSHIP:
(Name of Subscriber)	If the Subscriber is individual: If the Subscriber is not an individual:
By: (Authorized Signature)	☐ Individual
	☐ Joint Tenant
(Official Capacity or Title, if the Subscriber is not an individual)	☐ Tenants in Common
	☐ Community Property
(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)	If interests are to be jointly held:
	Name of the Joint Subscriber:
(Subscriber's Residential Address, including Province/State and Postal/Zip Code)	Social Security Number of the Joint Subscriber:
	Check this box is the securities will be held in a custodial account: ☐
Taxpayer Identification Number	Type of account:
	EIN of account:
(Telephone Number)	Address of account provider:
(Offline Investor) (E-Mail Address)	

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

**DDM SYSTEMS CF SPV,
LLC AND DDM SYSTEMS
INC.**

By:

Authorized Signing Officer

CANADIAN ACCREDITED INVESTOR CERTIFICATE

TO: DDM SYSTEMS CF SPV, LLC AND DDM SYSTEMS INC. (the "**Corporation**")

The Investor hereby represents, warrants and certifies to the Corporation that the undersigned is an "Accredited Investor" as defined in Section 1.1 of National Instrument 45-106. The Investor has indicated below the criteria which the Investor *satisfies in order to qualify as an "Accredited Investor"*.

The Investor understands that the Corporation and its counsel are relying upon this information in determining to sell securities to the undersigned in a manner exempt from the prospectus and registration requirements of applicable securities laws.

The categories listed herein contain certain specifically defined terms. If you are unsure as to the meanings of those terms, or are unsure as to the applicability of any category below, please contact your legal advisor before completing this certificate.

In connection with the purchase by the undersigned Subscriber of the Purchased Non-Voting Preferred Stock, the Subscriber hereby represents, warrants, covenants and certifies to the Corporation (and acknowledges that the Corporation and its counsel are relying thereon) that:

a. the Subscriber is, and at the Closing Time, will be, an "accredited investor" within the meaning of NI 45-106 or Section 73.3 of the Securities Act (Ontario), as applicable, on the basis that the undersigned fits within one of the categories of an "accredited investor" reproduced below beside which the undersigned has indicated the undersigned belongs to such category;

b. the Subscriber was not created or is not used, solely to purchase or hold securities as an accredited investor as described in paragraph (m) below; and

c. upon execution of this Schedule B by the Subscriber, including, if applicable, Appendix 1 to this Schedule B, this Schedule B shall be incorporated into and form a part of the Subscription Agreement.

(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR)

☐　(a)　a Canadian financial institution, or a Schedule III bank;

☐　(b)　the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);

☐　(c)　a subsidiary of any Person referred to in paragraphs (a) or (b), if the Person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

☐　(d)　a Person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a Person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐　(e)　an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a Person referred to in paragraph (d);

☐　(e.1)　an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐　(f)　the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;

☐　(g)　a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l'île de Montréal or an intermunicipal management board in Québec;

☐　(h)　any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

☐　(i)　a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

☐   (j)   an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds CAD$1,000,000;

☐   (j.1)   an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds CAD$5,000,000;

☐   (k)   an individual whose net income before taxes exceeded CAD$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded CAD$300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

☐   (l)   an individual who, either alone or with a spouse, has net assets of at least CAD$5,000,000;

☐   (m)   a Person, other than an individual or investment fund, that has net assets of at least CAD$5,000,000 as shown on its most recently prepared financial statements and that has not been created or used solely to purchase or hold securities as an accredited investor;

☐   (n)   an investment fund that distributes or has distributed its securities only to (i) a Person that is or was an accredited investor at the time of the distribution, (ii) a Person that acquires or acquired securities in the circumstances referred to in sections 2.10 (Minimum amount investment) and 2.19 (Additional investment in investment funds) of NI 45-106, or (iii) a Person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 (Investment fund reinvestment) of NI 45-106;

☐   (o)   an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;

☐   (p)   a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

☐   (q)   a Person acting on behalf of a fully managed account managed by that Person, if that Person (i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and (ii) in Ontario, is purchasing a security that is not a security of an investment fund;

☐   (r)   a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

☐   (s)   an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;

☐   (t)   a Person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are Persons that are accredited investors;

☐   (u)   an investment fund that is advised by a Person registered as an adviser or a Person that is exempt from registration as an adviser;

☐   (v)   a Person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as (i) an accredited investor, or (ii) an exempt purchaser in Alberta or Ontario; or

☐   (w)   a trust established by an accredited investor for the benefit of the accredited investor's family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor's spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor's spouse or of that accredited investor's former spouse.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                             By:

                                             (Signature)

                                             Name:

                                             (If signing on behalf of entity)

                                             Title:

                                             (If signing on behalf of entity)

Definitions for Accredited Investor Certificate

As used in the Accredited Investor Certificate, the following terms have the meanings set out below:

a. "**Canadian financial institution**" means (i) an association governed by the *Cooperative Credit Associations Act* (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or (ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

b. "**entity**" means a company, syndicate, partnership, trust or unincorporated organization;

c. "**financial assets**" means cash, securities, or any a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

d. "**fully managed account**" means an account of a client for which a Person makes the investment decisions if that Person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;

e. "**investment fund**" means a mutual fund or a non-redeemable investment fund, and, for greater certainty in Ontario, includes an employee venture capital corporation that does not have a restricted constitution, and is registered under Part 2 of the *Employee Investment Act* (British Columbia), R.S.B.C. 1996 c. 112, and whose business objective is making multiple investments and a venture capital corporation registered under Part 1 of the *Small Business Venture Capital Act* (British Columbia), R.S.B.C. 1996 c. 429 whose business objective is making multiple investments;

f. "**mutual fund**" means an issuer whose primary purpose is to invest money provided by its security holders and whose securities entitle the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in part of the net assets, including a separate fund or trust account, of the issuer;

g. "**non-redeemable investment fund**" means an issuer,
   A. whose primary purpose is to invest money provided by its securityholders,
   B. that does not invest,
      i. for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or
      ii. for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and
   C. that is not a mutual fund;

h. "**related liabilities**" means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets;

i. "**Schedule III bank**" means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

j. "**spouse**" means an individual who (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

k. "**subsidiary**" means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

In NI 45-106 a Person or company is an affiliate of another Person or company if one of them is a subsidiary of the other, or if each of them is controlled by the same Person.

In NI 45-106 a Person (first Person) is considered to control another Person (second Person) if (a) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (c) the second Person is a limited partnership and the general partner of the limited partnership is the first Person.

RISK ACKNOWLEDGEMENT FORM (FORM 45-106F9)

Form for <u>Individual</u> Accredited Investors

WARNING! This investment is risky. Do not invest unless you can afford to lose all the money you pay for this investment.

Section 1 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER	
1. About your investment	
Type of Securities: Non-Voting Preferred Stock	Issuer: DDM SYSTEMS CF SPV, LLC AND DDM SYSTEMS INC. (the "Issuer")
Purchased from: The Issuer	

Sections 2 to 4 – TO BE COMPLETED BY THE PURCHASER	
2. Risk acknowledgement	
This investment is risky. Initial that you understand that:	**Your Initials**
Risk of loss – You could lose your entire investment of $	
Liquidity risk – You may not be able to sell your investment quickly – or at all.	
Lack of information – You may receive little or no information about your investment.	
Lack of advice – You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered. The salesperson is the person who meets with, or provides information to, you about making this investment. To check whether the salesperson is registered, go to <u>www.aretheyregistered.ca</u>.	
3. Accredited investor status	
You must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you. (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor. That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria.	**Your Initials**
• Your net income before taxes was more than CAD$200,000 in each of the 2 most recent calendar years, and you expect it to be more than CAD$200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.)	
• Your net income before taxes combined with your spouse's was more than $300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than CAD$300,000 in the current calendar year.	
• Either alone or with your spouse, you own more than CAD$1 million in cash and securities, after subtracting any debt related to the cash and securities.	
• Either alone or with your spouse, you have net assets worth more than CAD$5 million. (Your net assets are your total assets (including real estate) minus your total debt.)	
4. Your name and signature	
By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form.	
First and Last Name (please print):	
Signature:	
Date:	

Section 5 – TO BE COMPLETED BY THE SALESPERSON	
5. Salesperson information	
[*Instruction: The salesperson is the person who meets with, or provides information to, the purchaser with respect to making this investment. That could include a representative of the issuer or selling security holder, a registrant or a person who is exempt from the registration requirement.*]	
First and Last Name of Salesperson (please print):	
Telephone:	Email:
Name of Firm (if registered):	

Section 6 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER
6. For more information about this investment

For more information about this investment / the Issuer:

Company Name: **DDM SYSTEMS CF SPV, LLC AND DDM SYSTEMS INC.**
Address: 1876 DEFOOR AVE BLDG 3, Atlanta, GA,
Contact:
Email:
Telephone:

For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at www.securities-administrators.ca.

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of Appendix A attached hereto: ☐

OR (ii) The aggregate subscription amount of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF. in the last 12 months.

Aggregate subscription amount invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF. in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF. in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (a) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐   The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth.

☐   The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year.

☐   The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐   The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000.

☐   The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR:

(Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

INTERNATIONAL INVESTOR CERTIFICATE

FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES

TO: DDM SYSTEMS CF SPV, LLC AND DDM SYSTEMS INC. (the "**Corporation**")

The undersigned (the "**Subscriber**") represents covenants and certifies to the Corporation that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR:

(Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(*If signing on behalf of entity*)

Title:

(*If signing on behalf of entity*)

By executing this document, the client certifies the following:

If an Entity:

1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.

Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

DATED:

INVESTOR: (Print Full Name of Investor)

                                                       By:

                                                          (Signature)

                                                       Name of Signing Officer (if Entity):

                                                       Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

EXHIBIT D
Amended and Restated Certificate of Incorporation
(Attached)

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:38 PM 04/06/2023
FILED 04:38 PM 04/06/2023
SR 20231336871 - File Number 5124069

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF DDM SYSTEMS, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

DDM SYSTEMS, INC., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is DDM Systems, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on March 14, 2012 under the name DDM Systems, Inc.

2. That the Board of Directors of this Corporation (the "***Board***") duly adopted resolutions proposing to amend and restate this Amended and Restated Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Amended and Restated Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is DDM Systems, Inc. (the "***Corporation***").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, City of Wilmington, County of New Castle, 19801 and the name of the registered agent of the corporation in the State of Delaware at such address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 50,500,000 shares of Common Stock, $0.001 par value per share ("***Common Stock***") and (ii) 26,843,251 shares of Preferred Stock, $0.001 par value per share ("***Preferred Stock***"). The first series of Preferred Stock shall be designated "Series A Preferred Stock" and shall consist of 26,093,251 shares. The second series of Preferred Stock shall be designated "Non-Voting Preferred Stock" and shall consist of 750,000 shares.

1.

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A.   COMMON STOCK

1.   General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2.   Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); *provided, however,* that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Amended and Restated Certificate of Incorporation or pursuant to the General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law and without a separate class vote of the holders of the Common Stock.

B.   PREFERRED STOCK

The Series A Preferred Stock and Non-Voting Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein (provided the Non-Voting Preferred Stock shall not have the voting rights, preferences, powers, privileges and restrictions, qualifications and limitations in Section 3 below).

1.   Dividends.

1.1   From and after the date of issuance of any shares of Series A Preferred Stock, holders of Series A Preferred Stock shall be entitled to receive dividends at the rate per annum of 8% of the applicable Series A Original Issue Price (as defined below) on each outstanding share of Series A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock) (the "*Series A Dividends*"). Series A Dividends shall be non-cumulative and shall be payable only when, as, and if declared by the Board and the Corporation shall be under no obligation to pay such Series A Dividends.

1.2 So long as any shares of Series A Preferred Stock are outstanding, the Corporation shall not pay, declare or set aside any dividend on any other class or series of capital stock of the Corporation (other than dividends on any shares of Non-Voting Preferred Stock or Common Stock payable in shares of Non-Voting Preferred Stock or Common Stock, as applicable) in any calendar year unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation) the holders of the Series A Preferred Stock then outstanding shall first receive, or simultaneously receive, out of funds legally available therefor, the Series A Dividends as set forth in Subsection 1.1 above.

1.3 If, after dividends in the full preferential amount specified in Subsection 1.1 above have been paid or set apart for payment in any calendar year of the Corporation, the Board shall declare additional dividends out of funds legally available therefor in that calendar year, then such additional dividends shall be declared pro rata on the Common Stock and the Preferred Stock on a *pari passu* basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock is to be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Sections 4 and 5.

The "***Series A Original Issue Price***" for the Series A Preferred Stock shall mean $0.8855 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock). The Non-Voting Original Issue Price shall mean $2.00 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Non-Voting Preferred Stock).

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the Series A Original Issue Price applicable to such series of Preferred Stock, plus any dividends accrued but unpaid thereon, or Non-Voting Preferred Original Issue Price, plus any dividends accrued but unpaid thereon, as applicable, or (ii) such amount per share as would have been payable had all shares of such series of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "***Liquidation Amount***"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

3.

2.2   Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3   Deemed Liquidation Events.

2.3.1   Definition. Each of the following events shall be considered a "***Deemed Liquidation Event***" unless the holders of a Requisite Majority (as such term is defined in the Company's Investors' Rights Agreement dated March 28, 2018) (voting together as a single class and on an as-converted basis) (the "***Requisite Holders***") elect otherwise by written notice sent to the Corporation at least ten (10) days prior to the effective date of any such event:

(a)   a merger or consolidation in which

(i)   the Corporation is a constituent party or

(ii)   a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power (excluding, for the avoidance of doubt, the Non-Voting Preferred Stock), of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation;

(b)   the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation; or

(c)   the acquisition of shares by a person or group of affiliated persons from stockholders of the Corporation representing a majority of the voting power of all of the outstanding capital stock of the Corporation by means of any transaction or series of related transactions, pursuant to an agreement or agreements to which the Corporation is a party.

2.3.2 Effecting a Deemed Liquidation Event. The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "*Merger Agreement*") provides that the consideration payable to the stockholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2.

2.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2.3.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Subsection 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "*Additional Consideration*"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "*Initial Consideration*") shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Subsection 2.3.4, consideration placed into escrow or retained as holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. **Voting**.

3.1 **General**. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series A Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Series A Preferred Stock shall vote together with the holders of Common Stock as a single class on an as converted to Common Stock basis, shall have full voting rights and powers equal to the voting rights and powers of the Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation. For the avoidance of doubt, the Non-Voting Preferred Stock shall be non-voting shares and shall not be entitled to vote on any matter unless required under applicable law. With respect to any matter on which the holders of Non-Voting Preferred Stock are required to vote under applicable law, each holder of outstanding shares of Non-Voting

Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

3.2   Election of Directors.

3.2.1   Prior to and until the CEO Milestone is achieved (as defined in that certain Series A Preferred Stock Purchase Agreement between the Corporation and Purchasers set forth therein dated on or about the Series A Original Issue Date (the "*Purchase Agreement*")), the following will apply: For so long as at least 2,609,325 shares of the initially issued shares of Series A Preferred Stock remain outstanding (as such number is adjusted for stock splits and combinations of shares and for dividends paid on the Series A Preferred Stock in shares of such stock), the holders of record of the shares of Series A Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation (the "*Preferred Director*"); the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation (the "*Common Director*"); and the holders of record of the shares of Common Stock and of every other class or series of voting stock (including the Series A Preferred Stock and excluding, for the avoidance of doubt, the Non-Voting Preferred Stock), voting together as a single class on an as-converted basis, shall be entitled to elect the remaining director of the Corporation (the "*Remaining Director*"). Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders.

3.2.2   Upon and following the achievement of the CEO Milestone, the following will apply: For so long as at least 2,609,325 shares of the initially issued shares of Series A Preferred Stock remain outstanding, the holders of record of the shares of Series A Preferred Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Corporation (the "*Preferred Directors*"); the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Corporation (the "*Common Director*"); and the holders of record of the shares of Common Stock and of every other class or series of voting stock (including the Series A Preferred Stock and excluding, for the avoidance of doubt, the Non-Voting Preferred Stock), voting together as a single class on an as-converted basis, shall be entitled to elect the remaining director of the Corporation (the "*Remaining Director*"). Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders.

3.2.3   If the holders of shares of Series A Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to this Subsection 3.2, then any directorship not so filled shall remain vacant until such time as the holders of the Series A Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such

directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Series A Preferred Stock and excluding, for the avoidance of doubt, the Non-Voting Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Subsection 3.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Subsection 3.2.

    3.3 **Series A Preferred Stock Protective Provisions**. At any time when at least 2,609,325 shares of Series A Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class:

      3.3.1 amend, alter, waive or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation, including, without limitation, to alter, change or waive the rights, preferences or privileges of the Series A Preferred Stock;

      3.3.2 increase or decrease the authorized number of shares of Common Stock or Preferred Stock;

      3.3.3 authorize, create, or authorize the creation of (by reclassification or otherwise), or obligate the Corporation to authorize or create (by merger, reclassification or otherwise) any additional class or series of capital stock having rights, preferences or privileges that are senior to or on a parity with the Series A Preferred Stock or authorize or create (by reclassification or otherwise) any security convertible into or exercisable for any such new class or series of capital stock;

      3.3.4 purchase or redeem or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at a price not exceeding of the original purchase price thereof or (iv) as approved by the Board, including the approval of at least one (1) of the Preferred Directors;

      3.3.5 increase or decrease the authorized number of directors constituting the Board;

3.3.6 liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent or commit to any of the foregoing;

3.3.7 enter into or become a party to any transaction or agreement outside of the ordinary course of business with any officer or director of the Corporation, (or, to the Corporation's knowledge, their family members or affiliates), unless such transaction or agreement is approved by a majority of the disinterested members of the Board;

3.3.8 create or hold capital stock in a subsidiary other than a wholly-owned subsidiary of the Corporation; or

3.3.9 permit any subsidiary to do any of the foregoing; provided that this subsection 3.3.9 shall not include (a) issuances of securities by a wholly-owned subsidiary to the Corporation or to another wholly-owned subsidiary, (b) redemptions or repurchases of securities of a wholly-owned subsidiary by the Corporation or by another wholly-owned subsidiary; and (c) mergers, consolidations, share transfers, asset transfers, assignments and licenses involving solely the Corporation and/or one or more wholly-owned subsidiary.

4.   Optional Conversion.

The holders of the Preferred Stock shall have conversion rights as follows (the "***Conversion Rights***"):

4.1   Right to Convert.

4.1.1   Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Series A Original Issue Price or the Non-Voting Original Issue Price by the Series A Conversion Price or Non-Voting Conversion Price (each as defined below) in effect at the time of conversion. The "***Series A Conversion Price***" of the Series A Preferred Stock shall initially be equal to the Series A Original Issue Price. The "***Non-Voting Preferred Conversion Price***") shall initially be equal to the Non-Voting Preferred Original Issue Price. Such initial Series A Conversion Price or Non-Voting Original Issue Price, as applicable, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2   Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock.

4.2   Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board.

Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "*Conversion Time*"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Certificate

of Incorporation. Before taking any action which would cause an adjustment reducing the Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

4.3.3   Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4   No Further Adjustment. Upon any such conversion, no adjustment to the Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5   Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4   Adjustments to Conversion Price for Diluting Issues.

4.4.1   Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a)   "*Option*" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b)   "*Original Issue Date*" shall mean the date on which the first share of Non-Voting Preferred Stock was issued.

(c)   "*Convertible Securities*" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d)   "*Additional Shares of Common Stock*" shall mean all shares of Common Stock issued (or, pursuant to Subsection 4.4.3 below, deemed to be issued)

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by the Corporation after the Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "*Exempted Securities*"):

        (i)   shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock;

        (ii)   shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Subsection 4.5, 4.6, 4.7 or 4.8;

        (iii)   shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board;

        (iv)   shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board, including the approval of at least one (1) of the Preferred Directors;

        (v)   shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

        (vi)   shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board, including the approval of at least one (1) of the Preferred Directors;

        (vii)   shares of Common Stock, Options or Convertible Securities issued pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, *provided* that such issuances are approved by the Board, including the approval of at least one (1) of the Preferred Directors;

        (viii)   shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board, including the approval of at least one (1) of the Preferred Directors;

        (ix)   shares of Series A Preferred Stock sold pursuant to the Purchase Agreement; or

        (x)   the Warrant (as defined in the Purchase Agreement) including any Common Stock issuable upon exercise thereof.

4.4.2 No Adjustment of Conversion Price. No waiver of any adjustment in the Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock unless the Corporation receives written notice from, as to any particular series of Preferred Stock, the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

      (a)   If the Corporation at any time or from time to time after the Series A Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

      (b)   If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price pursuant to the terms of Subsection 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price to an amount which exceeds the lower of (i) the Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

      (c)   If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price pursuant to the terms of Subsection 4.4.4 (either because the consideration per share (determined pursuant to Subsection

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4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price then in effect, or because such Option or Convertible Security was issued before the Series A Original Issue Date), are revised after the Series A Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d)   Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price pursuant to the terms of Subsection 4.4.4, the Conversion Price shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e)   If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price provided for in this Subsection 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price that would result under the terms of this Subsection 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4   Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Series A Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4.4.3), without consideration or for a consideration per share less than the Conversion Price in effect immediately prior to such issue, then the Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a)   "*CP₂*" shall mean the Conversion Price in effect immediately after such issue of Additional Shares of Common Stock

(b)   "*CP₁*" shall mean the Conversion Price in effect immediately prior to such issue of Additional Shares of Common Stock;

(c)   "*A*" shall mean the number of shares of Common Stock outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d)   "*B*" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to the then-applicable CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e)   "*C*" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5   Determination of Consideration. For purposes of this Subsection 4.4, the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(a)   **Cash and Property**: Such consideration shall:

(i)   insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii)   insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board; and

(iii)   in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board.

(b)   **Options and Convertible Securities**. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price pursuant to the terms of Subsection 4.4.4, and such issuance dates occur within a period of no more than ninety (90) days from the first such issuance to the final such issuance, then, upon the final such issuance, the Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Series A Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Series A Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series A Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.7 **Adjustments for Other Dividends and Distributions**. In the event the Corporation at any time or from time to time after the Series A Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8 **Adjustment for Merger or Reorganization, etc**. Subject to the provisions of Subsection 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the

Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Preferred Stock.

4.10   Notice of Record Date. In the event:

(a)   the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b)   of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c)   of   the   voluntary   or   involuntary   dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5.   Mandatory Conversion.

5.1   Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least

$40,000,000 of gross proceeds to the Corporation or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "*Mandatory Conversion Time*"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Subsection 4.1.1. and (ii) such shares may not be reissued by the Corporation.

5.2   Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Subsection 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b)pay cash as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6.   Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption or other acquisition by the Corporation or any of its subsidiaries.

7.   Waiver. Any of the rights, powers, preferences and other terms of a series of the Preferred Stock or the Preferred Stock as a class that are set forth herein may be waived on

behalf of all holders of such series of Preferred Stock or the Preferred Stock as a class by the affirmative written consent or vote of the Requisite Holders.

8. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by the Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by the Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director or officer of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "***Excluded Opportunity***" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "***Covered Persons***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

THIRTEENTH: For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Certificate of Incorporation from employees, officers, directors or consultants of the Company in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board (in addition to any other consent required under this Certificate of Incorporation), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation

under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero (0).

*   *   *

3.   That this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this **AMENDED AND RESTATED CERTIFICATE OF INCORPORATION** has been executed by a duly authorized officer of this corporation on this 6th day of April, 2023.



By: _____
Suman Das, Chief Executive Officer

EXHIBIT E
Amended and Restated Voting Agreement
(Attached)

DDM SYSTEMS, INC.

AMENDED AND RESTATED

VOTING AGREEMENT

THIS AMENDED AND RESTATED VOTING AGREEMENT (this "*Agreement*"), is made and entered into as of this 27ᵗʰ day of March, 2023 by and among **DDM SYSTEMS, INC.**, a Delaware corporation (the "*Company*"), each holder of the Company's Non-Voting Preferred Stock, $0.001 par value per share (the "*Non-Voting Preferred Stock*") listed on SCHEDULE A, Series A Preferred Stock, $0.001 par value per share ("*Series A Preferred Stock*", or the "*Preferred Stock*") listed on SCHEDULE A (together with any subsequent investors, or transferees, who become parties hereto as "*Investors*" pursuant to Subsections 7.1(a) or 7.2 below, the "*Investors*"), and those certain stockholders of the Company and holders of options to acquire shares of the capital stock of the Company listed on SCHEDULE B (together with any subsequent stockholders or option holders, or any transferees, who become parties hereto as "*Key Holders*" pursuant to Subsections 7.1(b) or 7.2 below, the "*Key Holders*," and together collectively with the Investors, the "*Stockholders*").

RECITALS

A. Concurrently with the execution of this Agreement, the Company and certain of the Investors are entering into a Subscription Agreement (the "*Purchase Agreement*") providing for the sale of shares of the Company's Non-Voting Preferred Stock, and in connection with that agreement the parties desire to provide certain of the Investors with the right and restrictions in accordance with the terms of this Agreement.

B. The Amended and Restated Certificate of Incorporation of the Company (the "*Restated Certificate*") currently provides that (a) the holders of record of the shares of the Company's Series A Preferred Stock, exclusively and as a separate class, shall be entitled to elect one director of the Company (the "*Series A Director*"); (c) the holders of record of the shares of common stock of the Company, $0.001 par value ("*Common Stock*"), exclusively and as a separate class, shall be entitled to elect one director of the Company (the "*Common Director*"); and (d) the holders of record of the shares of Common Stock and of any other class or series of voting stock (including Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Company (the "*Remaining Director*").

C. The parties also desire to enter into this Agreement to set forth their agreements and understandings with respect to how shares of the Company's capital stock held by them will be voted on, or tendered in connection with, an acquisition of the Company.

NOW, THEREFORE, the parties agree as follows:

1. **VOTING PROVISIONS REGARDING BOARD OF DIRECTORS**.

1.1   Size of the Board. Each Stockholder agrees to vote, or cause to be voted, all Shares (as defined below) owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that the size of the Board shall be set and remain at three (3) directors, and then to increase to five (5) directors only upon the achievement of the CEO Milestone (as defined in that certain Investors' Rights Agreement by and between the Company and Investors set forth therein, dated as of even date hereof). For purposes of this Agreement, the term "*Shares*" shall mean and include any securities of the Company the holders of which are entitled to vote for members of the Board, including without limitation, all shares of Common Stock and Preferred Stock, by whatever name called, now owned or subsequently acquired by a Stockholder, however acquired, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise. For the avoidance of doubt, the Non-Voting Preferred Stock shall not be included in the term "*Shares*".

1.2   Board Composition. Each Stockholder agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary (including, for the avoidance of doubt, to approve an amendment to the Restated Certificate) to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, the following persons shall be elected to the Board:

(a)   Prior to and until the CEO Milestone is achieved:

(i)   As the Preferred Director (as defined in the Restated Certificate), one individual designated by Khosla Ventures Seed C, LP ("*Khosla*"), for so long as Khosla and its Affiliates continue to own beneficially at least 3,387,916 shares of Series A Preferred Stock of the Company, which number is subject to appropriate adjustment for all stock splits, dividends, combinations, recapitalizations and the like (the "*Khosla Designee*"), which individual shall initially be Vijit Sabnis;

(ii)   As the Common Director, Suman Das (the "*Founder*"); and

(iii)   One individual with relevant industry experience (as determined by the Board) who is not otherwise an Affiliate of the Company or of any Investor and who is reasonably acceptable to the other members of the Board (the "*Independent Director*"), which seat shall initially be vacant, it being agreed and understood that the Independent Director will serve as the Remaining Director (as defined in the Restated Certificate).

(b)   Upon and following the achievement of the CEO Milestone:

(i)   As the Preferred Directors, two individuals designated by Khosla for so long as Khosla and its Affiliates continue to own beneficially at least 3,387,916 shares of Series A Preferred Stock of the Company, which number is subject to appropriate adjustment for all stock splits, dividends, combinations, recapitalizations and the like (the "*Khosla Designees*"), which individuals shall initially be Vijit Sabnis and one vacancy;

(ii) As one of the Common Directors, the Company's Chief Executive Officer (the "***CEO Director***"), *provided* that if for any reason the CEO Director shall cease to serve as the Chief Executive Officer of the Company, each of the Stockholders shall promptly vote their respective Shares (i) to remove the former Chief Executive Officer from the Board if such person has not resigned as a member of the Board; and (ii) to elect such person's replacement as Chief Executive Officer of the Company as the new CEO Director;

(iii) As one of the Common Directors, one individual designated by the holders of a majority of the Common Stock (excluding any shares issued pursuant to the Warrant (as defined in the Purchase Agreement)), acting exclusively and as a separate class; and

(iv) The Independent Director.

For purposes of this Agreement, an individual, firm, corporation, partnership, association, limited liability company, trust or any other entity (collectively, a "***Person***") shall be deemed an "***Affiliate***" of another Person who, directly or indirectly, controls, is controlled by or is under common control with such Person, including, without limitation, any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person.

1.3   Failure to Designate a Board Member. In the absence of any designation from the Persons or groups with the right to designate a director as specified above, the director previously designated by them and then serving shall be reelected if still eligible to serve as provided herein.

1.4   Removal of Board Members. Each Stockholder also agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that:

(a) no director elected pursuant to Subsections 1.2 or 1.3 of this Agreement may be removed from office other than for cause unless (i) such removal is directed or approved by the affirmative vote of the Person, or of the holders of the requisite number of shares of stock entitled under Subsection 1.2 to designate that director; or (ii) the Person(s) originally entitled to designate or approve such director or occupy such Board seat pursuant to Subsection 1.2 is no longer so entitled to designate or approve such director or occupy such Board seat;

(b) any vacancies created by the resignation, removal or death of a director elected pursuant to Subsections 1.2 or 1.3 shall be filled pursuant to the provisions of this Section 1; and

(c) upon the request of any party entitled to designate a director as provided in Subsections 1.2(a) or 1.2(a)(ii), as applicable, to remove such director, such director shall be removed.

All Stockholders agree to execute any written consents required to perform the obligations of this Agreement, and the Company agrees at the request of any party entitled to designate directors to call a special meeting of stockholders for the purpose of electing directors.

1.5 **No Liability for Election of Recommended Directors**. No Stockholder, nor any Affiliate of any Stockholder, shall have any liability as a result of designating a person for election as a director for any act or omission by such designated person in his or her capacity as a director of the Company, nor shall any Stockholder have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement.

1.6 **No "Bad Actor" Designees**. Each Person with the right to designate or participate in the designation of a director as specified above hereby represents and warrants to the Company that, to such Person's knowledge, none of the "bad actor" disqualifying events described in Rule 506(d)(1)(i)-(viii) promulgated under the Securities Act of 1933, as amended (the "*Securities Act*") (each, a "*Disqualification Event*"), is applicable to such Person's initial designee named above except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Any director designee to whom any Disqualification Event is applicable, except for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable, is hereinafter referred to as a "*Disqualified Designee*". Each Person with the right to designate or participate in the designation of a director as specified above hereby covenants and agrees (A) not to designate or participate in the designation of any director designee who, to such Person's knowledge, is a Disqualified Designee and (B) that in the event such Person becomes aware that any individual previously designated by any such Person is or has become a Disqualified Designee, such Person shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board and designate a replacement designee who is not a Disqualified Designee.

1.7 **Observer Right**. The Company shall invite Kishore Matta, the Converting Investor (as defined in the Purchase Agreement) (the "*Observer*"), to attend meetings of the Board in a nonvoting observer capacity and, in this respect, shall give the Observer copies of all notices, minutes, consents, and other materials that it provides to its directors at the same time and in the same manner as provided to such directors; provided, however, that the Observer shall agree to hold in confidence and trust and to act in a fiduciary manner with respect to all information so provided; and provided further, that the Company reserves the right to withhold any information and to exclude the Observer from any meeting or portion thereof if access to such information or attendance at such meeting could result in disclosure of trade secrets (unless covered by an enforceable confidentiality agreement, in form acceptable to the Company) or a conflict of interest or adversely affect the attorney-client privilege between the Company and its counsel or other similar reasons.

2. **VOTE TO INCREASE AUTHORIZED COMMON STOCK**. Each Stockholder agrees to vote or cause to be voted all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to increase the number of authorized shares of Common Stock from time to time to ensure that there will be sufficient shares of Common Stock available for conversion of all of the shares of Preferred Stock and Non-Voting Preferred Stock outstanding at any given time.

3. **DRAG-ALONG RIGHT**.

3.1 **Definitions**. A "*Sale of the Company*" shall mean either (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the outstanding voting power

of the Company (a "***Stock Sale***"); or (b) a transaction that qualifies as a "***Deemed Liquidation Event***" as defined in the Restated Certificate.

3.2   Actions to be Taken. In the event that each of (i) the holders of a majority of the outstanding shares of Common Stock then issued or issuable upon conversion of the shares of Preferred Stock, which majority shall include Khosla (the "***Electing Investors***"); (ii) the Board of Directors; and (iii) for so long as the Key Holders are providing services to the Company as an employee or consultant, the holders of a majority of the outstanding shares of Common Stock then held by the Key Holders (collectively, the "***Electing Holders***") approve a Sale of the Company in writing, specifying that this Section 3 shall apply to such transaction, then each Stockholder and the Company hereby agree:

(a)   if such transaction requires stockholder approval, with respect to all Shares that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and adopt, such Sale of the Company (together with any related amendment to the Restated Certificate required in order to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(b)   if such transaction is a Stock Sale, to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by the Electing Holders to the Person to whom the Electing Holders propose to sell their Shares, and, except as permitted in Subsection 3.3 below, on the same terms and conditions as the Electing Holders;

(c)   to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Electing Holders in order to carry out the terms and provision of this Section 3, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances), and any similar or related documents;

(d)   not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares of the Company owned by such party or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquiror in connection with the Sale of the Company;

(e)   to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company;

(f)   if the consideration to be paid in exchange for the Shares pursuant to this Section 3 in connection with such Sale of the Company includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any

such Stockholder in lieu thereof, against surrender of the Shares that would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Company) of the securities that such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

3.3 **Exceptions**. Notwithstanding the foregoing, a Stockholder will not be required to comply with Subsection 3.2 above in connection with any proposed Sale of the Company (the "***Proposed Sale***"), unless:

(a) any representations and warranties to be made by such Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Shares, including, but not limited to, representations and warranties that (i) the Stockholder holds all right, title and interest in and to the Shares such Stockholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Stockholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Stockholder have been duly executed by the Stockholder and delivered to the acquirer and are enforceable against the Stockholder in accordance with their respective terms; and (iv) neither the execution and delivery of documents to be entered into in connection with the transaction, nor the performance of the Stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement, law or judgment, order or decree of any court or governmental agency;

(b) the Stockholder shall not be liable for the inaccuracy of any representation or warranty made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders);

(c) the liability for indemnification, if any, of such Stockholder in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Company or its Stockholders in connection with such Proposed Sale, is several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders), and subject to the provisions of the Restated Certificate related to the allocation of the escrow, is pro rata in proportion to, and does not exceed, the amount of consideration paid to such Stockholder in connection with such Proposed Sale;

(d) liability shall be limited to such Stockholder's applicable share (determined based on the respective proceeds payable to each Stockholder in connection with such Proposed Sale in accordance with the provisions of the Restated Certificate) of a negotiated aggregate indemnification amount that applies equally to all Stockholders but that in no event exceeds the amount of consideration otherwise payable to such Stockholder in connection with such Proposed Sale, except with respect to claims related to fraud by such Stockholder, the liability for which need not be limited as to such Stockholder;

(e) upon the consummation of the Proposed Sale (i) each holder of each class or series of the Company's stock will receive the same form of consideration for their shares of such class or series

as is received by other holders in respect of their shares of such same class or series of stock, (ii) each holder of a series of Preferred Stock will receive the same amount of consideration per share of such series of Preferred Stock as is received by other holders in respect of their shares of such same series, (iii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock, and (iv) unless the holders of a majority of the Preferred Stock, which majority shall include Khosla (the "***Requisite Majority***"), elect to receive a lesser amount by written notice given to the Company at least ten (10) days prior to the effective date of any such Proposed Sale, the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in a Deemed Liquidation Event (assuming for this purpose that the Proposed Sale is a Deemed Liquidation Event) in accordance with the Company's Certificate of Incorporation in effect immediately prior to the Proposed Sale; *provided, however,* that, notwithstanding the foregoing, if the consideration to be paid in exchange for the Key Holder Shares or Investor Shares, as applicable, pursuant to this Subsection 3.3(e) includes any securities and due receipt thereof by any Key Holder or Investor would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Key Holder or Investor of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Key Holder or Investor in lieu thereof, against surrender of the Key Holder Shares or Investor Shares, as applicable, which would have otherwise been sold by such Key Holder or Investor, an amount in cash equal to the fair value (as determined in good faith by the Company) of the securities which such Key Holder or Investor would otherwise receive as of the date of the issuance of such securities in exchange for the Key Holder Shares or Investor Shares, as applicable; and

(f)　　subject to clause (e) above, requiring the same form of consideration to be available to the holders of any single class or series of capital stock, if any holders of any capital stock of the Company are given an option as to the form and amount of consideration to be received as a result of the Proposed Sale, all holders of such capital stock will be given the same option; *provided, however*, that nothing in this Subsection 3.3(f) shall entitle any holder to receive any form of consideration that such holder would be ineligible to receive as a result of such holder's failure to satisfy any condition, requirement or limitation that is generally applicable to the Company's stockholders.

(g)　　no Investor that is a venture capital fund shall be required to agree to any covenant not to compete or covenant not to solicit customers, employees or suppliers of any party to the Proposed Sale.

3.4　　Restrictions on Sales of Control of the Company. No Stockholder shall be a party to any Stock Sale unless all holders of Preferred Stock are allowed to participate in such transaction and the consideration received pursuant to such transaction is allocated among the parties thereto in the manner specified in the Company's Certificate of Incorporation in effect immediately prior to the Stock Sale (as if such transaction were a Deemed Liquidation Event), unless the holders of

a Requisite Majority elect otherwise by written notice given to the Company at least ten (10) days prior to the effective date of any such transaction or series of related transactions.

4. REMEDIES.

4.1   Covenants of the Company. The Company agrees to use its best efforts, within the requirements of applicable law, to ensure that the rights granted under this Agreement are effective and that the parties enjoy the benefits of this Agreement. Such actions include, without limitation, the use of the Company's best efforts to cause the nomination and election of the directors as provided in this Agreement.

4.2   Irrevocable Proxy and Power of Attorney. Each party to this Agreement hereby constitutes and appoints as the proxies of the party and hereby grants a power of attorney to the President of the Company, and a designee of the Electing Holders, and each of them, with full power of substitution, with respect to the matters set forth herein, including, without limitation, election of persons as members of the Board in accordance with Section 1 hereto, votes to increase authorized shares pursuant to Section 2 hereof and votes regarding any Sale of the Company pursuant to Section 3 hereof, and hereby authorizes each of them to represent and vote, if and only if the party (i) fails to vote, or (ii) attempts to vote (whether by proxy, in person or by written consent), in a manner that is inconsistent with the terms of this Agreement, all of such party's Shares in favor of the election of persons as members of the Board determined pursuant to and in accordance with the terms and provisions of this Agreement or the increase of authorized shares or approval of any Sale of the Company pursuant to and in accordance with the terms and provisions of Sections 2 and 3, respectively, of this Agreement or to take any action necessary to effect Sections 2 and 3, respectively, of this Agreement. Each of the proxy and power of attorney granted pursuant to the immediately preceding sentence is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by this Agreement and, as such, each is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires pursuant to Section 6 hereof. Each party hereto hereby revokes any and all previous proxies or powers of attorney with respect to the Shares and shall not hereafter, unless and until this Agreement terminates or expires pursuant to Section 6 hereof, purport to grant any other proxy or power of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Shares, in each case, with respect to any of the matters set forth herein.

4.3   Specific Enforcement. Each party acknowledges and agrees that each party hereto will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Company and the Stockholders shall be entitled to an injunction to prevent breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction.

4.4   Remedies Cumulative. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

5. "BAD ACTOR" MATTERS.

5.1   Representation. Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement hereby represents that none of the "bad actor" disqualifying events described in Rule 506(d)(1)(i)-(viii) promulgated under the Securities Act (a "*Disqualification Event*") is applicable to such Person or any of its Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. For purposes of this Agreement, "*Rule 506(d) Related Party*" shall mean with respect to any Person any other Person that is a beneficial owner of such first Person's securities for purposes of Rule 506(d) of the Securities Act.

5.2   Covenant. Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement hereby agrees that it shall notify the Company promptly in writing in the event a Disqualification Event becomes applicable to such Person or any of its Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

6.   TERM. This Agreement shall be effective as of the date hereof and shall continue in effect until and shall terminate upon the earliest to occur of (a) the consummation of the Company's first underwritten public offering of its Common Stock (other than a registration statement relating either to the sale of securities to employees of the Company pursuant to its stock option, stock purchase or similar plan or an SEC Rule 145 transaction); (b) the consummation of a Sale of the Company and distribution of proceeds to or escrow for the benefit of the Stockholders in accordance with the Restated Certificate, *provided* that the provisions of Section 3 hereof will continue after the closing of any Sale of the Company to the extent necessary to enforce the provisions of Section 3 with respect to such Sale of the Company; and (c) termination of this Agreement in accordance with Subsection 7.8 below.

7.   MISCELLANEOUS.

7.1   Additional Parties.

(a)   Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Non-Voting Preferred Stock after the date hereof, as a condition to the issuance of such shares the Company shall require that any purchaser of any shares of Non-Voting Preferred Stock become a party to this Agreement by executing and delivering (i) the Adoption Agreement attached to this Agreement as **EXHIBIT A**, or (ii) a counterpart signature page hereto agreeing to be bound by and subject to the terms of this Agreement as an Investor and Stockholder hereunder. In either event, each such person shall thereafter shall be deemed an Investor and Stockholder for all purposes under this Agreement.

(b)   In the event that after the date of this Agreement, the Company enters into an agreement with any Person to issue shares of capital stock to such Person (other than to a purchaser of Non-Voting Preferred Stock described in Subsection 7.1(a) above), following which such Person shall hold Shares constituting one percent (1%) or more of the Company's then outstanding capital stock (treating for this purpose all shares of Common Stock issuable upon exercise of or conversion of outstanding options, warrants or convertible securities, as if exercised and/or converted or exchanged), then, the Company shall use commercially reasonable efforts to cause such Person,

as a condition precedent to entering into such agreement, to become a party to this Agreement by executing an Adoption Agreement in the form attached hereto as **EXHIBIT A**, agreeing to be bound by and subject to the terms of this Agreement as a Stockholder and thereafter such person shall be deemed a Stockholder for all purposes under this Agreement.

7.2   Transfers. Each transferee or assignee of any Shares subject to this Agreement shall continue to be subject to the terms hereof, and, as a condition precedent to the Company's recognizing such transfer, each transferee or assignee shall agree in writing to be subject to each of the terms of this Agreement by executing and delivering an Adoption Agreement substantially in the form attached hereto as **EXHIBIT A**. Upon the execution and delivery of an Adoption Agreement by any transferee, such transferee shall be deemed to be a party hereto as if such transferee were the transferor and such transferee's signature appeared on the signature pages of this Agreement and shall be deemed to be an Investor and Stockholder, or Key Holder and Stockholder, as applicable. The Company shall not permit the transfer of the Shares subject to this Agreement on its books or issue a new certificate representing any such Shares unless and until such transferee shall have complied with the terms of this Subsection 7.2. Each certificate instrument, or book entry representing the Shares subject to this Agreement if issued on or after the date of this Agreement shall be notated by the Company with the legend set forth in Subsection 7.12.

7.3   Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

7.4   Governing Law. This Agreement shall be governed by the internal law of the State of Delaware.

7.5   Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

7.6   Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

7.7   Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on **SCHEDULE A** or **SCHEDULE B** hereto, or to

such email address, facsimile number or address as subsequently modified by written notice given in accordance with this Subsection 7.7. If notice is given to the Company, a copy (which shall not constitute notice) shall also be sent to Fenwick & West, LLP Silicon Valley Center, 801 California Street, Mountain View, California 94041 Attn: Steven Levine.

7.8   Consent Required to Amend, Terminate or Waive. This Agreement may be amended or terminated and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company; (b) the Key Holders holding a majority of the Shares then held by the Key Holders who are then providing services to the Company as officers or employees or consultants; and (c) the holders of a Requisite Majority (voting as a single class and on an as-converted basis). Notwithstanding the foregoing:

(a)   this Agreement may not be amended or terminated and the observance of any term of this Agreement may not be waived with respect to any Investor or Key Holder without the written consent of such Investor or Key Holder unless such amendment, termination or waiver applies to all Investors or Key Holders, as the case may be, in the same fashion;

(b)   the consent of the Key Holders shall not be required for any amendment or waiver if such amendment or waiver either (A) is not directly applicable to the rights of the Key Holders hereunder; or (B) does not adversely affect the rights of the Key Holders in a manner that is different than the effect on the rights of the other parties hereto;

(c)   SCHEDULE A hereto may be amended by the Company from time to time in accordance with Subsection 1.3 of the Purchase Agreement to add information regarding additional Purchasers (as defined in the Purchase Agreement) without the consent of the other parties hereto;

(d)   any provision hereof may be waived by the waiving party on such party's own behalf, without the consent of any other party;

(e)   Subsections 1.2(a)(i) and 1.2(b)(i) shall not be amended or waived without the written consent of Khosla;

(f)   Subsections 1.2(a)(ii) and 1.2(b)(iii) shall not be amended or waived without the written consent of the holders of a majority of the Common Stock, voting exclusively and as a separate class.

The Company shall give prompt written notice of any amendment, termination, or waiver hereunder to any party that did not consent in writing thereto. Any amendment, termination, or waiver effected in accordance with this Subsection 7.8 shall be binding on each party and all of such party's successors and permitted assigns, whether or not any such party, successor or assignee entered into or approved such amendment, termination or waiver. For purposes of this Subsection 7.8, the requirement of a written instrument may be satisfied in the form of an action by written consent of the Stockholders circulated by the Company and executed by the Stockholder parties specified, whether or not such action by written consent makes explicit reference to the terms of this Agreement.

11.

7.9   Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default previously or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

7.10   Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

7.11   Entire Agreement. This Agreement (including the Exhibits hereto), the Restated Certificate and the other Transaction Agreements (as defined in the Purchase Agreement) constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

7.12   Share Certificate Legend. Each certificate, instrument, or book entry representing any Shares issued after the date hereof shall be notated by the Company with a legend reading substantially as follows:

> "THE SHARES REPRESENTED HEREBY ARE SUBJECT TO A VOTING AGREEMENT, AS MAY BE AMENDED FROM TIME TO TIME, (A COPY OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST FROM THE COMPANY), AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF THAT VOTING AGREEMENT, INCLUDING CERTAIN RESTRICTIONS ON TRANSFER AND OWNERSHIP SET FORTH THEREIN."

The Company, by its execution of this Agreement, agrees that it will cause the certificates instruments, or book entry evidencing the Shares issued after the date hereof to be notated with the legend required by this Subsection 7.12 of this Agreement, and it shall supply, free of charge, a copy of this Agreement to any holder of such Shares upon written request from such holder to the Company at its principal office. The parties to this Agreement do hereby agree that the failure to cause the certificates, instruments, or book entry evidencing the Shares to be notated with the legend required by this Subsection 7.12 herein and/or the failure of the Company to supply, free of charge, a copy of this Agreement as provided hereunder shall not affect the validity or enforcement of this Agreement.

7.13   Stock Splits, Stock Dividends, etc. In the event of any issuance of Shares of the Company's voting securities hereafter to any of the Stockholders (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), such

Shares shall become subject to this Agreement and shall be notated with the legend set forth in Subsection 7.12.

7.14 Manner of Voting. The voting of Shares pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law. For the avoidance of doubt, voting of the Shares pursuant to the Agreement need not make explicit reference to the terms of this Agreement.

7.15 Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the parties hereunder.

7.17 WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

The prevailing party shall be entitled to reasonable attorney's fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled. Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the Northern District of California or any court of the State of California having subject matter jurisdiction.

7.18 Costs of Enforcement. If any party to this Agreement seeks to enforce its rights under this Agreement by legal proceedings, the non-prevailing party shall pay all costs and expenses incurred by the prevailing party, including, without limitation, all reasonable attorneys' fees.

7.19 Aggregation of Stock. All Shares held or acquired by a Stockholder and/or its Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement, and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

7.20   Spousal Consent. If any individual Stockholder is married on the date of this Agreement, such Stockholder's spouse shall execute and deliver to the Company a consent of spouse in the form of **EXHIBIT B** hereto ("*Consent of Spouse*"), effective on the date hereof. Notwithstanding the execution and delivery thereof, such consent shall not be deemed to confer or convey to the spouse any rights in such Stockholder's Shares that do not otherwise exist by operation of law or the agreement of the parties. If any individual Stockholder should marry or remarry subsequent to the date of this Agreement, such Stockholder shall within thirty (30) days thereafter obtain his/her new spouse's acknowledgement of and consent to the existence and binding effect of all restrictions contained in this Agreement by causing such spouse to execute and deliver a Consent of Spouse acknowledging the restrictions and obligations contained in this Agreement and agreeing and consenting to the same.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the parties have executed this Amended and Restated Voting Agreement as of the date first written above.

COMPANY:

DDM SYSTEMS, INC.

By: _____
Suman Das, Chief Executive Officer

IN WITNESS WHEREOF, the parties have executed this Amended and Restated Voting Agreement as of the date first written above.


DDM SYSTEMS CF SPV, LLC

By: _Suman Das (signature)_
Name: Suman Das
Title: Chief Executive Officer


IN WITNESS WHEREOF, the parties have executed this Amended and Restated Voting Agreement as of the date first written above.

KEY HOLDERS:

Signature: _____

Suman Das

Signature: _____

John Halloran

IN WITNESS WHEREOF, the parties have executed this Amended and Restated Voting Agreement as of the date first written above.

INVESTORS:

KHOSLA VENTURES SEED C, LP
By: Khosla Ventures Seed Associates C, LLC, a Delaware limited liability company and general partner of Khosla Ventures Seed C, LP

By: _____
John Demeter (Mar 28, 2023 08:33 PDT)
Name: John Demeter
Title: General Counsel

IN WITNESS WHEREOF, the parties have executed this Amended and Restated Voting Agreement as of the date first written above.

INVESTORS:

MR. KISHORE MATTA AND MRS. INDRANI MATTA, AS TENANTS BY THE ENTIRETY WITH RIGHT OF SURVIVORSHIP AND NOT AS TENANTS IN COMMON



By: _____
Kishore Matta



By: _____
Indrani Matta

IN WITNESS WHEREOF, the parties have executed this Amended and Restated Voting Agreement as of the date first written above.

INVESTORS:

JEWEL PROPERTIES (AUST) PTY LTD AS TRUSTEE FOR MATTA FAMILY TRUST, AS TENANT BY THE ENTIRETY WITH RIGHT OF SURVIVORSHIP AND NOT AS TENANT IN COMMON



By: _____

Kishore Matta, Director

INVESTORS

Name and Address

Khosla Ventures Seed C, LP

2128 Sand Hill Road
Menlo Park, CA 94025

With a copy, that shall not constitute notice, to:

WilmerHale LLP
Attn: Peter S. Buckland
950 Page Mill Road
Palo Alto, CA 94304

Mr. Kishore Matta and Mrs. Indrani Matta, as tenants by the entirety with right of survivorship and not as tenants in common
639 New South Head Road
Rose Bay, New South Wales 2029
Australia

Jewel Properties (Aust) Pty Ltd as Trustee for Matta Family Trust, as tenant by the entirety with right of survivorship and not as tenant in common
639 New South Head Road
Rose Bay, New South Wales 2029
Australia

DDM Systems CF SPV, LLC
1876 Defoor Avenue Northwest, 3
Atlanta, GA 30318

SCHEDULE B

Key Holder
Suman Das 1687 Buckhead Ct NE Atlanta, GA 30324
John Halloran 1015 Ferdon Road Ann Arbor, MI 48104

ADOPTION AGREEMENT

THIS ADOPTION AGREEMENT ("*Adoption Agreement*") is executed on _____, 2023, by the undersigned (the "*Holder*") pursuant to the terms of that certain Amended and Restated Voting Agreement dated as of _____, 2023 (the "*Agreement*"), by and among the Company and certain of its Stockholders, as such Agreement may be amended or amended and restated hereafter. Capitalized terms used but not defined in this Adoption Agreement shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Adoption Agreement, the Holder agrees as follows.

1.1 **Acknowledgement**. Holder acknowledges that Holder is acquiring certain shares of the capital stock of the Company (the "*Stock*") or options, warrants, or other rights to purchase such Stock (the "*Options*"), for one of the following reasons (Check the correct box):

☐ As a transferee of Shares from a party in such party's capacity as an "Investor" bound by the Agreement, and after such transfer, Holder shall be considered an "Investor" and a "Stockholder" for all purposes of the Agreement.

☐ As a transferee of Shares from a party in such party's capacity as a "*Key Holder*" bound by the Agreement, and after such transfer, Holder shall be considered a "*Key Holder*" and a "*Stockholder*" for all purposes of the Agreement.

☐ As a new Investor in accordance with Subsection 7.1(a) of the Agreement, in which case Holder will be an "Investor" and a "Stockholder" for all purposes of the Agreement.

☐ In accordance with Subsection 7.1(b) of the Agreement, as a new party who is not a new Investor, in which case Holder will be a "Stockholder" for all purposes of the Agreement.

1.2 **Agreement**. Holder hereby (a) agrees that the Stock [Options], and any other shares of capital stock or securities required by the Agreement to be bound thereby, shall be bound by and subject to the terms of the Agreement and (b) adopts the Agreement with the same force and effect as if Holder were originally a party thereto.

1.3 **Notice**. Any notice required or permitted by the Agreement shall be given to Holder at the address or facsimile number listed below Holder's signature hereto.

HOLDER: _____   **ACCEPTED AND AGREED:**

By: _____   **DDM SYSTEMS, INC.**
Name and Title of Signatory

Address: _____   By: _____

_____   Title: _____

Facsimile Number: _____

EXHIBIT B

CONSENT OF SPOUSE

I, _____, spouse of _____, acknowledge that I have read the Amended and Restated Voting Agreement, dated as of _____ ___, 2023, to which this Consent is attached as **EXHIBIT B** (the "**Agreement**"), and that I know the contents of the Agreement. I am aware that the Agreement contains provisions regarding the voting and transfer of shares of capital stock of the Company that my spouse may own, including any interest I might have therein.

I hereby agree that my interest, if any, in any shares of capital stock of the Company subject to the Agreement shall be irrevocably bound by the Agreement and further understand and agree that any community property interest I may have in such shares of capital stock of the Company shall be similarly bound by the Agreement.

I am aware that the legal, financial and related matters contained in the Agreement are complex and that I am free to seek independent professional guidance or counsel with respect to this Consent. I have either sought such guidance or counsel or determined after reviewing the Agreement carefully that I will waive such right.

Dated as of the _____ day of _____, 2023.

_____
Signature

_____
Print Name

EXHIBIT F
Amended and Restated Investor Rights Agreement
(Attached)

DDM SYSTEMS, INC.

AMENDED AND RESTATED INVESTORS' RIGHTS AGREEMENT

THIS AMENDED AND RESTATED INVESTORS' RIGHTS AGREEMENT (this "*Agreement*"), is made as of the 27th day of March, 2023, by and among **DDM SYSTEMS, INC.**, a Delaware corporation (the "*Company*"), and each of the investors listed on **SCHEDULE A** hereto, each of which is referred to in this Agreement as an "*Investor*".

RECITALS

WHEREAS, certain of the Investors (the "*Existing Investors*") hold shares of Series A Preferred Stock and possess registration rights, information rights, rights of first off, and other rights pursuant to that certain Investors' Rights Agreement, dated as of March 28, 2018, by and among the Company and such Existing Investors (the "*Prior Agreement*"); and

WHEREAS, the Existing Investors are holders of a Requisite Majority of the Registrable Securities then outstanding (as defined in the Prior Agreement) and desire to amend and restate the Prior Agreement in its entirety and to accept the rights created pursuant to this Agreement in lieu of the rights granted to them under the Prior Agreement;

WHEREAS, certain of the Investors are parties to that certain REG CF SPV Subscription Agreement of even date herewith by and among the Company and such Investors (the "Purchase Agreement"), under which certain of the Company's and such Investors' obligations are conditioned upon the execution and delivery of this Agreement by such Investors, Existing Investors holding at least a Requisite Majority of shares of the Company's Registrable Securities then outstanding, and the Company.

NOW, THEREFORE, the Existing Investors hereby agree that the Prior Agreement is hereby amended and restated in its entirety by this Agreement, and the parties to this Agreement further agree as follows:

1. **DEFINITIONS.** For purposes of this Agreement:

    1.1 "*Affiliate*" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including without limitation any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person.

    1.2 "*Common Stock*" means shares of the Company's common stock, par value $0.001 per share.

1.3 "*Competitor*" means a Person reasonably determined, in the good faith judgement of the Board, to be a competitor of the Company, but shall not include (i) Khosla Ventures Seed C, LP or any of its Affiliates or (ii) any bona fide financial investment firm or venture capital firm.

1.4 "*Damages*" means any loss, damage, claim or liability (joint or several) to which a party hereto may become subject under the Securities Act, the Exchange Act, or other federal or state law, insofar as such loss, damage, claim or liability (or any action in respect thereof) arises out of or is based upon: (i) any untrue statement or alleged untrue statement of a material fact contained in any registration statement of the Company, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto; (ii) an omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or (iii) any violation or alleged violation by the indemnifying party (or any of its agents or Affiliates) of the Securities Act, the Exchange Act, any state securities law, or any rule or regulation promulgated under the Securities Act, the Exchange Act, or any state securities law.

1.5 "*Derivative Securities*" means any securities or rights convertible into, or exercisable or exchangeable for (in each case, directly or indirectly), Common Stock and Preferred Stock, including options and warrants.

1.6 "*Exchange Act*" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

1.7 "*Excluded Registration*" means (i) a registration relating to the sale of securities to employees of the Company or a subsidiary pursuant to a stock option, stock purchase, or similar plan; (ii) a registration relating to an SEC Rule 145 transaction; (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities; or (iv) a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered.

1.8 "*Form S-1*" means such form under the Securities Act as in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the SEC.

1.9 "*Form S-3*" means such form under the Securities Act as in effect on the date hereof or any registration form under the Securities Act subsequently adopted by the SEC that permits incorporation of substantial information by reference to other documents filed by the Company with the SEC.

1.10 "*GAAP*" means generally accepted accounting principles in the United States.

1.11 "*Holder*" means any holder of Registrable Securities who is a party to this Agreement.

1.12 "*Immediate Family Member*" means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including, adoptive relationships, of a natural person referred to herein.

1.13 "*Initiating Holders*" means, collectively, Holders who properly initiate a registration request under this Agreement.

1.14 "*IPO*" means the Company's first underwritten public offering of its Common Stock under the Securities Act.

1.15 "*Key Employee*" means any executive-level employee (including, division director and vice president-level positions) as well as any employee who, either alone or in concert with others, develops, invents, programs, or designs any material Company Intellectual Property (as defined in the Purchase Agreement).

1.16 "*Major Investor*" means any Investor that, individually or together with such Investor's Affiliates, holds at least 1,129,305 shares of Preferred Stock (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof).

1.17 "*New Securities*" means, collectively, equity securities of the Company, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities.

1.18 "*Non-Voting Preferred Stock*" means shares of the Company's Non-Voting Preferred Stock, par value $0.0001 per share.

1.19 "*Person*" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

1.20 "*Preferred Stock*" means only shares of the Company's Series A Preferred Stock and does not include shares of Non-Voting Preferred Stock.

1.21 "*Registrable Securities*" means (i) the Common Stock issuable or issued upon conversion of the Preferred Stock and (ii) the shares underlying the Warrant (as defined in the Purchase Agreement), or in exchange for or in replacement of, the shares referenced in clauses (i) or (ii) above; excluding in all cases, however, any Registrable Securities sold by a Person in a transaction in which the applicable rights under this Agreement are not assigned pursuant to Subsection 6.1, and excluding for purposes of Section 2 any shares for which registration rights have terminated pursuant to Subsection 2.13 of this Agreement.

1.22 "*Registrable Securities then outstanding*" means the number of shares determined by adding the number of shares of outstanding Common Stock that are Registrable Securities and the number of shares of Common Stock issuable (directly or indirectly) pursuant to then exercisable and/or convertible securities that are Registrable Securities.

1.23 "*Restricted Securities*" means the securities of the Company required to be notated with the legend set forth in Subsection 2.12(b)hereof.

1.24 "*Requisite Majority*" means a majority of the Registrable Securities then outstanding, which must include Khosla Ventures Seed C, LP.

1.25 "*SEC*" means the Securities and Exchange Commission.

1.26 "*SEC Rule 144*" means Rule 144 promulgated by the SEC under the Securities Act.

1.27 "*SEC Rule 145*" means Rule 145 promulgated by the SEC under the Securities Act.

1.28 "*Securities Act*" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

1.29 "*Selling Expenses*" means all underwriting discounts, selling commissions, and stock transfer taxes applicable to the sale of Registrable Securities, and fees and disbursements of counsel for any Holder, except for the fees and disbursements of the Selling Holder Counsel borne and paid by the Company as provided in Subsection 2.6.

1.30 "*Series A Preferred Stock*" means shares of the Company's Series A Preferred Stock, par value $0.001 per share.

2. **REGISTRATION RIGHTS**. The Company covenants and agrees as follows:

2.1 **Demand Registration**.

(a) *Form S-1 Demand*. If at any time after the earlier of (a) five (5) years after the date of this Agreement or (b) one hundred eighty (180) days after the effective date of the registration statement for the IPO, the Company receives a request from Holders of a Requisite Majority that the Company file a Form S-1 registration statement with respect to at least forty percent (40%) of the Registrable Securities then outstanding (or a lesser percent if the anticipated aggregate offering price, net of Selling Expenses, would exceed $15 million), then the Company shall (x) within ten (10) days after the date such request is given, give notice thereof (the "*Demand Notice*") to all Holders other than the Initiating Holders; and (y) as soon as practicable, and in any event within sixty (60) days after the date such request is given by the Initiating Holders, file a Form S-1 registration statement under the Securities Act covering all Registrable Securities that the Initiating Holders requested to be registered and any additional Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within twenty (20) days of the date the Demand Notice is given, and in each case, subject to the limitations of Subsections 2.1(c) and 2.3.

(b) *Form S-3 Demand*. If at any time when it is eligible to use a Form S-3 registration statement, the Company receives a request from Holders of at least thirty percent

(30%) of the Registrable Securities then outstanding that the Company file a Form S-3 registration statement with respect to outstanding Registrable Securities of such Holders having an anticipated aggregate offering price, net of Selling Expenses, of at least $5 million, then the Company shall (i) within ten (10) days after the date such request is given, give a Demand Notice to all Holders other than the Initiating Holders; and (ii) as soon as practicable, and in any event within forty-five (45) days after the date such request is given by the Initiating Holders, file a Form S-3 registration statement under the Securities Act covering all Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within twenty (20) days of the date the Demand Notice is given, and in each case, subject to the limitations of Subsections 2.1(c) and 2.3.

(c)   Notwithstanding the foregoing obligations, if the Company furnishes to Holders requesting a registration pursuant to this Subsection 2.1 a certificate signed by the Company's chief executive officer stating that in the good faith judgment of the Company's Board of Directors it would be materially detrimental to the Company and its stockholders for such registration statement to either become effective or remain effective for as long as such registration statement otherwise would be required to remain effective, because such action would (i) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving the Company; (ii) require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential; or (iii) render the Company unable to comply with requirements under the Securities Act or Exchange Act, then the Company shall have the right to defer taking action with respect to such filing, and any time periods with respect to filing or effectiveness thereof shall be tolled correspondingly, for a period of not more than one hundred twenty (12) days after the request of the Initiating Holders is given; *provided*, *however*, that the Company may not invoke this right more than once in any twelve (12) month period; and *provided further* that the Company shall not register any securities for its own account or that of any other stockholder during such one hundred twenty (120) day period other than an Excluded Registration.

(d)   The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Subsection 2.1(a) (i) during the period that is sixty (60) days before the Company's good faith estimate of the date of filing of, and ending on a date that is one hundred eighty (180) days after the effective date of, a Company-initiated registration, *provided* that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; (ii) after the Company has effected two registrations pursuant to Subsection 2.1(a); or (iii) if the Initiating Holders propose to dispose of shares of Registrable Securities that may be immediately registered on Form S-3 pursuant to a request made pursuant to Subsection 2.1(b). The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Subsection 2.1(b) (i) during the period that is thirty (30) days before the Company's good faith estimate of the date of filing of, and ending on a date that is ninety (90) days after the effective date of, a Company-initiated registration, *provided* that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; or (ii) if the Company has effected two registrations pursuant to Subsection 2.1(b) within the twelve (12) month period immediately preceding the date of such request. A registration shall not be counted as "*effected*" for purposes of this Subsection 2.1(d) until such time as the applicable registration statement has been

declared effective by the SEC, unless the Initiating Holders withdraw their request for such registration, elect not to pay the registration expenses therefor, and forfeit their right to one demand registration statement pursuant to Subsection 2.6, in which case such withdrawn registration statement shall be counted as "effected" for purposes of this Subsection 2.1(d).

2.2   Company Registration. If the Company proposes to register (including, for this purpose, a registration effected by the Company for stockholders other than the Holders) any of its Common Stock under the Securities Act in connection with the public offering of such securities solely for cash (other than in an Excluded Registration), the Company shall, at such time, promptly give each Holder notice of such registration. Upon the request of each Holder given within twenty (20) days after such notice is given by the Company, the Company shall, subject to the provisions of Subsection 2.3, cause to be registered all of the Registrable Securities that each such Holder has requested to be included in such registration. The Company shall have the right to terminate or withdraw any registration initiated by it under this Subsection 2.2 before the effective date of such registration, whether or not any Holder has elected to include Registrable Securities in such registration. The expenses (other than Selling Expenses) of such withdrawn registration shall be borne by the Company in accordance with Subsection 2.6.

2.3   Underwriting Requirements.

(a)   If, pursuant to Subsection 2.1, the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to Subsection 2.1, and the Company shall include such information in the Demand Notice. The underwriter(s) will be selected by the Company and shall be reasonably acceptable to a majority in interest of the Initiating Holders. In such event, the right of any Holder to include such Holder's Registrable Securities in such registration shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company as provided in Subsection 2.4(e)) enter into an underwriting agreement in customary form with the underwriter(s) selected for such underwriting. Notwithstanding any other provision of this Subsection 2.3, if the managing underwriter(s) advise(s) the Initiating Holders in writing that marketing factors require a limitation on the number of shares to be underwritten, then the Initiating Holders shall so advise all Holders of Registrable Securities that otherwise would be underwritten pursuant hereto, and the number of Registrable Securities that may be included in the underwriting shall be allocated among such Holders of Registrable Securities, including the Initiating Holders, in proportion (as nearly as practicable) to the number of Registrable Securities owned by each Holder or in such other proportion as shall mutually be agreed to by all such selling Holders; *provided*, *however*, that the number of Registrable Securities held by the Holders to be included in such underwriting shall not be reduced unless all other securities are first entirely excluded from the underwriting. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest one hundred (100) shares.

(b)   In connection with any offering involving an underwriting of shares of the Company's capital stock pursuant to Subsection 2.2, the Company shall not be required to include any of the Holders' Registrable Securities in such underwriting unless the Holders accept the terms of the underwriting as agreed upon between the Company and its underwriters, and then only in such quantity as the underwriters in their sole discretion determine will not jeopardize the success of the offering by the Company. If the total number of securities, including Registrable Securities, requested by stockholders to be included in such offering exceeds the number of securities to be sold (other than by the Company) that the underwriters in their reasonable discretion determine is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, which the underwriters and the Company in their sole discretion determine will not jeopardize the success of the offering. If the underwriters determine that less than all of the Registrable Securities requested to be registered can be included in such offering, then the Registrable Securities that are included in such offering shall be allocated among the selling Holders in proportion (as nearly as practicable to) the number of Registrable Securities owned by each selling Holder or in such other proportions as shall mutually be agreed to by all such selling Holders.   To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest one hundred (100) shares. Notwithstanding the foregoing, in no event shall (i) the number of Registrable Securities included in the offering be reduced unless all other securities (other than securities to be sold by the Company) are first entirely excluded from the offering, or (ii) the number of Registrable Securities included in the offering be reduced below twenty-five percent (25%) of the total number of securities included in such offering, unless such offering is the IPO, in which case the selling Holders may be excluded further if the underwriters make the determination described above and no other stockholder's securities are included in such offering. For purposes of the provision in this Subsection 2.3(b) concerning apportionment, for any selling Holder that is a partnership, limited liability company, or corporation, the partners, members, retired partners, retired members, stockholders, and Affiliates of such Holder, or the estates and Immediate Family Members of any such partners, retired partners, members, and retired members and any trusts for the benefit of any of the foregoing Persons, shall be deemed to be a single "selling Holder," and any pro rata reduction with respect to such "selling Holder" shall be based upon the aggregate number of Registrable Securities owned by all Persons included in such "selling Holder," as defined in this sentence.

2.4   Obligations of the Company. Whenever required under this <u>Section 2</u> to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

(a)   prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such registration statement to become effective and, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for a period of up to one hundred twenty (120) days or, if earlier, until the distribution contemplated in the registration statement has been completed; *provided*, *however*, that (i) such one hundred twenty (120) day period shall be extended for a period of time equal to the period the Holder refrains, at the request of an underwriter of Common Stock (or other securities) of the Company,

from selling any securities included in such registration, and (ii) in the case of any registration of Registrable Securities on Form S-3 that are intended to be offered on a continuous or delayed basis, subject to compliance with applicable SEC rules, such one hundred twenty (120) day period shall be extended for up to sixty (60) days, if necessary, to keep the registration statement effective until all such Registrable Securities are sold;

(b) prepare and file with the SEC such amendments and supplements to such registration statement, and the prospectus used in connection with such registration statement, as may be necessary to comply with the Securities Act in order to enable the disposition of all securities covered by such registration statement;

(c) furnish to the selling Holders such numbers of copies of a prospectus, including a preliminary prospectus, as required by the Securities Act, and such other documents as the Holders may reasonably request in order to facilitate their disposition of their Registrable Securities;

(d) use its commercially reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or blue-sky laws of such jurisdictions as shall be reasonably requested by the selling Holders; *provided* that the Company shall not be required to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act;

(e) in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the underwriter**(s)** of such offering;

(f) use its commercially reasonable efforts to cause all such Registrable Securities covered by such registration statement to be listed on a national securities exchange or trading system and each securities exchange and trading system (if any) on which similar securities issued by the Company are then listed;

(g) provide a transfer agent and registrar for all Registrable Securities registered pursuant to this Agreement and provide a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration;

(h) promptly make available for inspection by the selling Holders, any managing underwriter**(s)** participating in any disposition pursuant to such registration statement, and any attorney or accountant or other agent retained by any such underwriter or selected by the selling Holders, all financial and other records, pertinent corporate documents, and properties of the Company, and cause the Company's officers, directors, employees, and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant, or agent, in each case, as necessary or advisable to verify the accuracy of the information in such registration statement and to conduct appropriate due diligence in connection therewith;

(i) notify each selling Holder, promptly after the Company receives notice thereof, of the time when such registration statement has been declared effective or a supplement to any prospectus forming a part of such registration statement has been filed; and

(j) after such registration statement becomes effective, notify each selling Holder of any request by the SEC that the Company amend or supplement such registration statement or prospectus.

In addition, the Company shall ensure that, at all times after any registration statement covering a public offering of securities of the Company under the Securities Act shall have become effective, its insider trading policy shall provide that the Company's directors may implement a trading program under Rule 10b5-1 of the Exchange Act.

2.5   Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 2 with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as is reasonably required to effect the registration of such Holder's Registrable Securities.

2.6   Expenses of Registration. All expenses (other than Selling Expenses) incurred in connection with registrations, filings, or qualifications pursuant to Section 2, including all registration, filing, and qualification fees; printers' and accounting fees; fees and disbursements of counsel for the Company; and the reasonable fees and disbursements, not to exceed $35,000 of one counsel for the selling Holders ("***Selling Holder Counsel***"), shall be borne and paid by the Company; *provided*, *however*, that the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to Subsection 2.1 if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered (in which case all selling Holders shall bear such expenses pro rata based upon the number of Registrable Securities that were to be included in the withdrawn registration), unless the Holders of a majority of the Registrable Securities to be registered agree to forfeit their right to one registration pursuant to Subsections 2.1(a) or 2.1(b), as the case may be; *provided further* that if, at the time of such withdrawal, the Holders shall have learned of a material adverse change in the condition, business, or prospects of the Company from that known to the Holders at the time of their request and have withdrawn the request with reasonable promptness after learning of such information then the Holders shall not be required to pay any of such expenses and shall not forfeit their right to one registration pursuant to Subsections 2.1(a) or 2.1(b). All Selling Expenses relating to Registrable Securities registered pursuant to this Section 2 shall be borne and paid by the Holders pro rata on the basis of the number of Registrable Securities registered on their behalf.

2.7   Delay of Registration. No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any registration pursuant to this Agreement as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 2.

2.8   **Indemnification**.   If any Registrable Securities are included in a registration statement under this Section 2:

(a)   To the extent permitted by law, the Company will indemnify and hold harmless each selling Holder, and the partners, members, officers, directors, and stockholders of each such Holder; legal counsel and accountants for each such Holder; any underwriter (as defined in the Securities Act) for each such Holder; and each Person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any Damages, and the Company will pay to each such Holder, underwriter, controlling Person, or other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; *provided*, *however*, that the indemnity agreement contained in this Subsection 2.8(a) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable for any Damages to the extent that they arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of any such Holder, underwriter, controlling Person, or other aforementioned Person expressly for use in connection with such registration.

(b)   To the extent permitted by law, each selling Holder, severally and not jointly, will indemnify and hold harmless the Company, and each of its directors, each of its officers who has signed the registration statement, each Person (if any), who controls the Company within the meaning of the Securities Act, legal counsel and accountants for the Company, any underwriter (as defined in the Securities Act), any other Holder selling securities in such registration statement, and any controlling Person of any such underwriter or other Holder, against any Damages, in each case only to the extent that such Damages arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of such selling Holder expressly for use in connection with such registration; and each such selling Holder will pay to the Company and each other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; *provided*, *however*, that the indemnity agreement contained in this Subsection 2.8(b) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; and *provided further* that in no event shall the aggregate amounts payable by any Holder by way of indemnity or contribution under Subsections 2.8(b) and 2.8(d) exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of fraud or willful misconduct by such Holder.

(c)   Promptly after receipt by an indemnified party under this Subsection 2.8 of notice of the commencement of any action (including any governmental action) for which a party may be entitled to indemnification hereunder, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Subsection 2.8, give the indemnifying party notice of the commencement thereof.   The indemnifying party shall have the right to participate in such action and, to the extent the

indemnifying party so desires, participate jointly with any other indemnifying party to which notice has been given, and to assume the defense thereof with counsel mutually satisfactory to the parties; *provided*, *however*, that an indemnified party (together with all other indemnified parties that may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such action.

(d) To provide for just and equitable contribution to joint liability under the Securities Act in any case in which either: (i) any party otherwise entitled to indemnification hereunder makes a claim for indemnification pursuant to this Subsection 2.8 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case, notwithstanding the fact that this Subsection 2.8 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any party hereto for which indemnification is provided under this Subsection 2.8, then, and in each such case, such parties will contribute to the aggregate losses, claims, damages, liabilities, or expenses to which they may be subject (after contribution from others) in such proportion as is appropriate to reflect the relative fault of each of the indemnifying party and the indemnified party in connection with the statements, omissions, or other actions that resulted in such loss, claim, damage, liability, or expense, as well as to reflect any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or allegedly untrue statement of a material fact, or the omission or alleged omission of a material fact, relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission; *provided*, *however*, that, in any such case (x) no Holder will be required to contribute any amount in excess of the public offering price of all such Registrable Securities offered and sold by such Holder pursuant to such registration statement, and (y) no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation; and *provided further* that in no event shall a Holder's liability pursuant to this Subsection 2.8(d), when combined with the amounts paid or payable by such Holder pursuant to Subsection 2.8(b), exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder**)**, except in the case of willful misconduct or fraud by such Holder.

(e) Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

(f) Unless otherwise superseded by an underwriting agreement entered into in connection with the underwritten public offering, the obligations of the Company and Holders under this Subsection 2.8 shall survive the completion of any offering of Registrable

Securities in a registration under this Section 2, and otherwise shall survive the termination of this Agreement.

2.9   **Reports Under Exchange Act**. With a view to making available to the Holders the benefits of SEC Rule 144 and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3, the Company shall:

(a)   make and keep available adequate current public information, as those terms are understood and defined in SEC Rule 144, at all times after the effective date of the registration statement filed by the Company for the IPO;

(b)   use commercially reasonable efforts to file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act (at any time after the Company has become subject to such reporting requirements); and

(c)   furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (i) to the extent accurate, a written statement by the Company that it has complied with the reporting requirements of SEC Rule 144 (at any time after ninety (90) days after the effective date of the registration statement filed by the Company for the IPO), the Securities Act, and the Exchange Act (at any time after the Company has become subject to such reporting requirements), or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3 (at any time after the Company so qualifies) and (ii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC that permits the selling of any such securities without registration (at any time after the Company has become subject to the reporting requirements under the Exchange Act) or pursuant to Form S-3 (at any time after the Company so qualifies to use such form).

2.10   **Limitations on Subsequent Registration Rights**. From and after the date of this Agreement, the Company shall not, without the prior written consent of the Holders of a Requisite Majority, enter into any agreement with any holder or prospective holder of any securities of the Company that (i) would provide to such holder the right to include securities in any registration on other than either a pro rata basis with respect to the Registrable Securities or on a subordinate basis after all Holders have had the opportunity to include in the registration and offering all shares of Registrable Securities that they wish to so include; *provided* that this limitation shall not apply to any additional Investor who becomes a party to this Agreement in accordance with Subsection 6.9.

2.11   **"Market Stand-off" Agreement**. Each Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the registration by the Company of shares of its Common Stock or any other equity securities under the Securities Act on a registration statement on Form S-1, and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory

restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Holder or are thereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise. The foregoing provisions of this Subsection 2.11 shall apply only to the IPO and shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement, or the transfer of any shares to any trust for the direct or indirect benefit of the Holder or the immediate family of the Holder, *provided* that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and *provided further* that any such transfer shall not involve a disposition for value, and shall be applicable to the Holders only if all officers, directors and holders of more than one percent (1%) of the outstanding Common Stock (after giving effect to conversion into Common Stock all outstanding Preferred Stock) are subject to the same restrictions. The underwriters in connection with such registration are intended third-party beneficiaries of this Subsection 2.11 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Subsection 2.11 or that are necessary to give further effect thereto. The foregoing provisions shall only be applicable to the Holders if all stockholders, officers and directors are treated similarly with respect to any release prior to the termination of the lock-up period (including any extension thereof) such that if any such persons are released, all Holders shall also be released to the same extent on a pro rata basis.

2.12   Restrictions on Transfer.

(a)   The Preferred Stock, Non-Voting Preferred Stock and the Registrable Securities shall not be sold, pledged, or otherwise transferred, and the Company shall not recognize and shall issue stop-transfer instructions to its transfer agent with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with the provisions of the Securities Act. A transferring Holder will cause any proposed purchaser, pledgee, or transferee of the Preferred Stock, Non-Voting Preferred Stock and the Registrable Securities held by such Holder to agree to take and hold such securities subject to the provisions and upon the conditions specified in this Agreement.

(b)   Each certificate, instrument, or book entry representing (i) the Preferred Stock, (ii) the Non-Voting Preferred Stock; (iii) the Registrable Securities, and (iv) any other securities issued in respect of the securities referenced in clauses (i), (ii) and (iii), upon any stock split, stock dividend, recapitalization, merger, consolidation, or similar event, shall (unless

otherwise permitted by the provisions of Subsection 2.12(b)) be notated with a legend substantially in the following form:

THE SECURITIES REPRESENTED HEREBY HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. SUCH SHARES MAY NOT BE SOLD, PLEDGED, OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR A VALID EXEMPTION FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT.

THE SECURITIES REPRESENTED HEREBY MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT BETWEEN THE COMPANY AND THE STOCKHOLDER, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY.

The Holders consent to the Company making a notation in its records and giving instructions to any transfer agent of the Restricted Securities in order to implement the restrictions on transfer set forth in this Subsection 2.12.

(c)   The holder of such Restricted Securities, by acceptance of ownership thereof, agrees to comply in all respects with the provisions of this Section 2. Before any proposed sale, pledge, or transfer of any Restricted Securities, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the Holder thereof shall give notice to the Company of such Holder's intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such Holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Restricted Securities may be effected without registration under the Securities Act, whereupon the Holder of such Restricted Securities shall be entitled to sell, pledge, or transfer such Restricted Securities in accordance with the terms of the notice given by the Holder to the Company. The Company will not require such a legal opinion or "no action" letter (x) in any transaction in compliance with SEC Rule 144; or (y) in any transaction in which such Holder distributes Restricted Securities to an Affiliate of such Holder for no consideration; *provided* that each transferee agrees in writing to be subject to the terms of this Subsection 2.12. Each certificate, instrument, or book entry representing the Restricted Securities transferred as above provided shall be notated with, except if such transfer is made pursuant to SEC Rule 144, the appropriate restrictive legend set forth in Subsection 2.12(b), except that such certificate instrument, or book entry shall not be notated with such restrictive legend if, in the opinion of counsel for such Holder and the Company, such legend is not required in order to establish compliance with any provisions of the Securities Act.

2.13   Termination of Registration Rights. The right of any Holder to request registration or inclusion of Registrable Securities in any registration pursuant to Subsections 2.1 or 2.2 shall terminate upon the earliest to occur of:

(a)   the closing of a Deemed Liquidation Event, as such term is defined in the Company's Certificate of Incorporation;

(b)   such time as Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such Holder's shares without limitation during a three-month period without registration; and

(c)   the third (3rd) anniversary of the IPO.

3.   INFORMATION RIGHTS.

3.1   Delivery of Financial Statements. The Company shall deliver to each Major Investor, *provided* that the Board of Directors has not reasonably determined that such Major Investor is a Competitor of the Company:

(a)   as soon as practicable, but in any event within one hundred twenty 120) days after the end of each fiscal year of the Company (i) a balance sheet as of the end of such year, (ii) statements of income and of cash flows for such year, and (iii) a statement of stockholders' equity as of the end of such year; provided however that upon request of any Preferred Director, all such financial statements shall be audited and certified by independent public accountants selected by the Board of Directors;

(b)   as soon as practicable, but in any event within forty-five (45) days after the end of each of the first three (3) quarters of each fiscal year of the Company, unaudited statements of income and cash flows for such fiscal quarter, and an unaudited balance sheet and a statement of stockholders' equity as of the end of such fiscal quarter, all prepared in accordance with GAAP (except that such financial statements may (i) be subject to normal year-end audit adjustments; and (ii) not contain all notes thereto that may be required in accordance with GAAP);

(c)   as soon as practicable, but in any event within forty-five (45) days after the end of each of the first three (3) quarters of each fiscal year of the Company, a statement showing the number of shares of each class and series of capital stock and securities convertible into or exercisable for shares of capital stock outstanding at the end of the period, the Common Stock issuable upon conversion or exercise of any outstanding securities convertible or exercisable for Common Stock and the exchange ratio or exercise price applicable thereto, and the number of shares of issued stock options and stock options not yet issued but reserved for issuance, if any, all in sufficient detail as to permit the Major Investors to calculate their respective percentage equity ownership in the Company;

(d) as soon as practicable, but in any event at least twenty (20) days before the end of each fiscal year, a budget and business plan for the next fiscal year (collectively, the "*Budget*"), approved by the Board of Directors and prepared on a monthly basis, including balance sheets, income statements, and statements of cash flow for such months and, promptly after prepared, any other budgets or revised budgets prepared by the Company: and

(e) such other information relating to the financial condition, business, prospects, or corporate affairs of the Company as any Major Investor may from time to time reasonably request; *provided*, *however*, that the Company shall not be obligated under this Subsection 3.1 to provide information (i) that the Company reasonably determines in good faith to be a trade secret or confidential information; or (ii) the disclosure of which could adversely affect the attorney-client privilege between the Company and its counsel.

If, for any period, the Company has any subsidiary whose accounts are consolidated with those of the Company, then in respect of such period the financial statements delivered pursuant to the foregoing sections shall be the consolidated and consolidating financial statements of the Company and all such consolidated subsidiaries.

Notwithstanding anything else in this Subsection 3.1 to the contrary, the Company may cease providing the information set forth in this Subsection 3.1 during the period starting with the date sixty (60) days before the Company's good-faith estimate of the date of filing of a registration statement if it reasonably concludes it must do so to comply with the SEC rules applicable to such registration statement and related offering; *provided* that the Company's covenants under this Subsection 3.1 shall be reinstated at such time as the Company is no longer actively employing its commercially reasonable efforts to cause such registration statement to become effective.

3.2 Inspection. The Company shall permit each Major Investor (*provided* that the Board of Directors has not reasonably determined that such Major Investor is a Competitor of the Company), at such Major Investor's expense, to visit and inspect the Company's properties; examine its books of account and records; and discuss the Company's affairs, finances, and accounts with its officers, during normal business hours of the Company as may be reasonably requested by the Major Investor; *provided*, *however*, that the Company shall not be obligated pursuant to this Subsection 3.2 to provide access to any information that it reasonably and in good faith considers to be a trade secret or confidential information or the disclosure of which could adversely affect the attorney-client privilege between the Company and its counsel.

3.3 Termination of Information. The covenants set forth in Subsection 3.1 and Subsection 3.2 shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO, (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon a Deemed Liquidation Event, as such term is defined in the Company's Certificate of Incorporation, whichever event occurs first.

3.4 **Confidentiality**. Each Investor agrees that such Investor will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement (including notice of the Company's intention to file a registration statement), unless such confidential information (a) is known or becomes known to the public in general (other than as a result of a breach of this Subsection 3.4 by such Investor), (b) is or has been independently developed or conceived by the Investor without use of the Company's confidential information, or (c) is or has been made known or disclosed to the Investor by a third party without a breach of any obligation of confidentiality such third party may have to the Company; *provided*, *however*, that an Investor may disclose confidential information to its attorneys, accountants, consultants, and other professionals to the extent necessary to obtain their services in connection with monitoring its investment in the Company; (ii) to any prospective purchaser of any Preferred Stock, Non-Voting Preferred Stock or Registrable Securities from such Investor, if such prospective purchaser agrees to be bound by the provisions of this Subsection 3.4; (iii) to any Affiliate, current or future partner, member, stockholder, or wholly owned subsidiary of such Investor in the ordinary course of business, *provided* that such Investor informs such Person that such information is confidential and directs such Person to maintain the confidentiality of such information; or (iv) as may otherwise be required by law, *provided* that the Investor promptly notifies the Company of such disclosure and takes reasonable steps to minimize the extent of any such required disclosure.

4. **RIGHTS TO FUTURE STOCK ISSUANCES**.

4.1 **Right of First Offer**. Subject to the terms and conditions of this Subsection 4.1 and applicable securities laws, if the Company proposes to offer or sell any New Securities, the Company shall first offer such New Securities to each Major Investor. A Major Investor shall be entitled to apportion the right of first offer hereby granted to it. in such proportions as it deems appropriate, among (i) itself and (ii) its Affiliates; *provided* that each such Affiliate (x) is not a Competitor, unless such party's purchase of New Securities is otherwise consented to by the Board of Directors and (y) agrees to enter into this Agremeent and each of the Voting Agreement and Right of First Refusal and Co-Sale Agreement of even date herewith among the Company, the Investors and the other parties named therein, as an "Investor" under each such agreement (provided that any Competitor shall not be entitled to any rights as a Major Investor under Subsections 3.1, 3.2 and 4.1 hereof).

(a) The Company shall give notice (the "*Offer Notice*") to each Major Investor, stating (i) its bona fide intention to offer such New Securities, (ii) the number of such New Securities to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such New Securities.

(b) By notification to the Company within twenty (20) days after the Offer Notice is given, each Major Investor may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer Notice, up to that portion of such New Securities that equals the proportion that the Common Stock then held by such Major Investor (including all shares of Common Stock then issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Preferred Stock and any other Derivative Securities then held by

such Major Investor) bears to the total Common Stock of the Company then outstanding (assuming full conversion and/or exercise, as applicable, of all Preferred Stock and other Derivative Securities). The closing of any sale pursuant to this Subsection 4.1(b) shall occur within the later of ninety (90) days of the date that the Offer Notice is given and the date of initial sale of New Securities pursuant to Subsection 4.1(d).

(c)   In addition, each Major Investor that elects to purchase or acquire all of its pro rata amount pursuant to Section 4.1(b) (each, a "***Fully Exercising Investor***") may, elect to purchase or acquire, in addition to the shares purchased under Section 4.1(b), a portion of the New Securities, if any, for which other Major Investors were entitled to subscribe but that are not subscribed for by such Major Investors. The amount of such overallotment that each Fully Exercising Investor shall be entitled to purchase is equal to the proportion that the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of Preferred Stock and any other convertible securities then held, by such Fully Exercising Investor bears to the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Preferred Stock and any other convertible securities then held, by all Fully Exercising Investors who wish to purchase such unsubscribed shares.

(d)   If all New Securities referred to in the Offer Notice are not elected to be purchased or acquired as provided in Subsection 4.1(b), the Company may, during the ninety (90) day period following the expiration of the periods provided in Subsection 4.1(b), offer and sell the remaining unsubscribed portion of such New Securities to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Offer Notice. If the Company does not enter into an agreement for the sale of the New Securities within such period, or if such agreement is not consummated within thirty (30) days of the execution thereof, the right provided hereunder shall be deemed to be revived and such New Securities shall not be offered unless first reoffered to the Major Investors in accordance with this Subsection 4.1.

(e)   The right of first offer in this Subsection 4.1 shall not be applicable to (i) Exempted Securities (as defined in the Company's Certificate of Incorporation); (ii) shares of Common Stock issued in the IPO; and (iii) the issuance of shares of Non-Voting Preferred Stock to Additional Investors pursuant to Subsection 7.9 of the Purchase Agreement.

4.2   Termination. The covenants set forth in Subsection 4.1 shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO, (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon a Deemed Liquidation Event, as such term is defined in the Company's Certificate of Incorporation, whichever event occurs first.

5.   ADDITIONAL COVENANTS.

5.1   Insurance. The Company shall use its commercially reasonable efforts to obtain, within ninety (90) days of the date hereof, from financially sound and reputable insurers Directors and Officers liability insurance in an amount and on terms and conditions satisfactory

to the Board of Directors, and will use commercially reasonable efforts to cause such insurance policies to be maintained until such time as the Board of Directors determines that such insurance should be discontinued.

5.2   Milestones. Immediately following the Initial Closing (as defined in the Purchase Agreement), the Company shall undertake a comprehensive search and use reasonable best efforts to hire a new Chief Executive Officer who shall be acceptable to the Company and Khosla (as defined below) (the "*CEO Milestone*"). Upon the achievement of the CEO Milestone, Suman Das will receive an option to purchase 925,000 shares of Common Stock, subject to monthly vesting over 4 years which vesting commencement date shall be the Initial Closing. Upon the Company's achievement, as acknowledged and approved by the Company's Board of Dirctors including the director designated by Khosla, which approval shall not be unreasonably withheld, in full of an increase in printing throughput on the LAMP printer equal to five times the printing throughput as of the Initial Closing (the "*Throughput Milestone*"), Dr. Das will receive an additional option to purchase 925,000 shares of Common Stock, subject to monthly vesting over 4 years which vesting commencement date shall be the date of achievement in full of the Throughput Milestone. The foregoing option grants shall have an exercise price per share equal to the then fair market value of Common Stock on the date of such grant by the Board, and shall have the same acceleration of vesting applicable to all shares of Common Stock held by Dr. Das.

5.3   Employee Agreements. The Company will cause (i) each person now or hereafter employed by it or by any subsidiary (or engaged by the Company or any subsidiary as a consultant/independent contractor) with access to confidential information and/or trade secrets to enter into the Company's standard form of Confidentiality and Propriety Information and Inventions Agreement.

5.4   Option Pool Increase. Immediately following the Second Closing (as defined in the Purchase Agreement), the Company shall increase the number of shares of Common Stock reserved for issuance under the Company's 2013 Stock Incentive Plan by 3,750,000 shares of Common Stock.

5.5   Employee Stock. Unless otherwise approved by the Board of Directors, all future employees and consultants of the Company who purchase, receive options to purchase, or receive awards of shares of the Company's capital stock after the date hereof shall be required to execute restricted stock or option agreements, as applicable, providing for (i) vesting of shares over a four (4) year period, with the first twenty-five percent (25%) of such shares vesting following twelve (12) months of continued employment or service, and the remaining shares vesting in equal monthly installments over the following thirty-six (36) months, and (ii) a market stand-off provision substantially similar to that in Subsection 2.11. In addition, unless otherwise approved by the Board of Directors, the Company shall retain a "right of first refusal" on employee transfers until the Company's IPO and shall have the right to repurchase unvested shares at a price not to exceed cost upon termination of employment of a holder of restricted stock.

5.6   Qualified Small Business Stock. The Company shall use commercially reasonable efforts to cause the shares of Preferred Stock, and any Non-Voting Preferred Stock issued pursuant to the Purchase Agreement, as well as any shares into which such shares are converted, within the meaning of Section 1202(f) of the Internal Revenue Code (the "***Code***"), to constitute "qualified small business stock" as defined in Section 1202(c) of the Code; *provided, however*, that such requirement shall not be applicable if the Board of Directors of determines, in its good-faith business judgment, that such qualification is inconsistent with the best interests of the Company. The Company shall submit to its stockholders (including the Investors) and to the Internal Revenue Service any reports that may be required under Section 1202(d)(1)(C) of the Code and the regulations promulgated thereunder. In addition, within twenty (20) Business Days after any Investor's written request therefor, the Company shall, at its option, either (i) deliver to such Investor a written statement indicating whether (and what portion of) such Investor's interest in the Company constitutes "qualified small business stock" as defined in Section 1202(c) of the Code or (ii) deliver to such Investor such factual information in the Company's possession as is reasonably necessary to enable such Investor to determine whether (and what portion of) such Investor's interest in the Company constitutes "qualified small business stock" as defined in Section 1202(c) of the Code.

5.7   Board Matters. Unless otherwise determined by the vote of a majority of the directors then in office, the Board of Directors shall meet at least quarterly in accordance with an agreed-upon schedule. The Company shall reimburse the directors for all reasonable out-of-pocket travel expenses incurred (consistent with the Company's travel policy) in connection with attending meetings of the Board of Directors.

5.8   Foreign Corrupt Practices Act.

(a)   The Company represents that it shall not and shall not permit any of its subsidiaries or any of its or their respective directors, officers, managers or employees (when acting on behalf of the Company or its subsidiary), or, to the Company's knowledge, independent contractors, representatives or agents (when acting on behalf of the Company or its subsidiary) to promise, authorize or make any payment to, or otherwise contribute any item of value to, directly or indirectly, to any third party, including any non-U.S. official, in each case, in violation of the U.S. Foreign Corrupt Practices Act ("***FCPA***"), the U.K. Bribery Act, or any other applicable anti-bribery or anti-corruption law. The Company further represents that it shall, and shall cause each of its subsidiaries to, cease all of its or their respective activities, if any, as well as remediate any actions, if any, taken by the Company, its subsidiaries, or any of their respective directors, officers, managers, employees (when acting on behalf of the Company or its subsidiary), or, to the Company's knowledge, independent contractors, representatives or agents (when acting on behalf of the Company or its subsidiary) in violation of the FCPA, the U.K. Bribery Act, or any other applicable anti-bribery or anti-corruption law. The Company further represents that it shall, and shall cause each of its subsidiaries to, maintain systems of internal controls (including, but not limited to, accounting systems, purchasing systems and billing systems) that are reasonably designed to seek to ensure compliance with the FCPA, the U.K. Bribery Act, or any other applicable anti-bribery or anti-corruption law that are reasonable for companies in the Company's industry at the Company's stage of development. Upon reasonable

request, the Company agrees to provide responsive information and/or certifications concerning its compliance with applicable anti-corruption laws.

(b)   The Company shall promptly notify Khosla Ventures Seed C, LP ("**Khosla**") if the Company becomes aware of any Enforcement Action (each, as defined in the Purchase Agreement), to the extent permissible by law or applicable regulation. The Company shall, and shall cause any direct or indirect subsidiary or entity controlled by it, whether now in existence or formed in the future, to comply with the FCPA.

5.9   **Successor Indemnification**. If the Company or any of its successors or assignees consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, then to the extent necessary, proper provision shall be made so that the successors and assignees of the Company assume the obligations of the Company with respect to indemnification of members of the Board of Directors as in effect immediately before such transaction, whether such obligations are contained in the Company's Bylaws, its Certificate of Incorporation, or elsewhere, as the case may be.

5.10   **Indemnification Matters**. The Company hereby acknowledges that one (1) or more of the directors nominated to serve on the Board of Directors by the Investors (each a "**Fund Director**") may have certain rights to indemnification, advancement of expenses and/or insurance provided by one or more of the Investors and certain of their affiliates (collectively, the "**Fund Indemnitors**"). The Company hereby agrees (a) that it is the indemnitor of first resort (*i.e.*, its obligations to any such Fund Director are primary and any obligation of the Fund Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by such Fund Director are secondary), (b) that it shall be required to advance the full amount of expenses incurred by such Fund Director and shall be liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement by or on behalf of any such Fund Director to the extent legally permitted and as required by the Company's Certificate of Incorporation or Bylaws of the Company (or any agreement between the Company and such Fund Director), without regard to any rights such Fund Director may have against the Fund Indemnitors, and, (c) that it irrevocably waives, relinquishes and releases the Fund Indemnitors from any and all claims against the Fund Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof. The Company further agrees that no advancement or payment by the Fund Indemnitors on behalf of any such Fund Director with respect to any claim for which such Fund Director has sought indemnification from the Company shall affect the foregoing and the Fund Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such Fund Director against the Company.

5.11   **Merger or Dissolution of Subsidiaries**. As soon as practicable, but in any event no later than 30 days after the Initial Closing, Company shall merger DDMS Holdings LLC, LAMP Technologies LLC, and SLE Technologies LLC into the Company or dissolve such entities.

5.12   Termination of Covenants. The covenants set forth in this Section 5, except for Subsections 5.97 and 5.108, shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO, (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon a Deemed Liquidation Event, as such term is defined in the Company's Certificate of Incorporation, whichever event occurs first.

6.   MISCELLANEOUS.

6.1   Successors and Assigns. The rights under this Agreement may be assigned (but only with all related obligations) by a Holder to a transferee of Registrable Securities that (i) is an Affiliate of a Holder; (ii) is a Holder's Immediate Family Member or trust for the benefit of an individual Holder or one or more of such Holder's Immediate Family Members; or (iii) after such transfer, holds at least 1,129,305 shares of Preferred Stock (subject to appropriate adjustment for stock splits, stock dividends, combinations, and other recapitalizations); *provided*, *however*, that (x) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee and the Registrable Securities with respect to which such rights are being transferred; and (y) such transferee agrees in a written instrument delivered to the Company to be bound by and subject to the terms and conditions of this Agreement, including the provisions of Subsection 2.11. For the purposes of determining the number of shares of Registrable Securities held by a transferee, the holdings of a transferee (1) that is an Affiliate or stockholder of a Holder; (2) who is a Holder's Immediate Family Member; or (3) that is a trust for the benefit of an individual Holder or such Holder's Immediate Family Member shall be aggregated together and with those of the transferring Holder; *provided further* that all transferees who would not qualify individually for assignment of rights shall have a single attorney-in-fact for the purpose of exercising any rights, receiving notices, or taking any action under this Agreement. The terms and conditions of this Agreement inure to the benefit of and are binding upon the respective successors and permitted assignees of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assignees any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

6.2   Governing Law. This Agreement shall be governed by the internal law of the State of Delaware.

6.3   Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.4   Titles and Subtitles. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement.

6.5 **Notices**. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (i) personal delivery to the party to be notified; (ii) when sent, if sent by electronic mail or facsimile during the recipient's normal business hours, and if not sent during normal business hours, then on the recipient's next business day; (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next-day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their addresses as set forth on **SCHEDULE A** hereto, or to the principal office of the Company and to the attention of the Chief Executive Officer, in the case of the Company, or to such email address, facsimile number, or address as subsequently modified by written notice given in accordance with this Subsection 6.5. If notice is given to the Company, a copy (which shall not constitute notice) shall also be sent to Fenwick & West, LLP Silicon Valley Center, 801 California Street, Mountain View, California 94041 Attn: Steven Levine.

6.6 **Amendments and Waivers**. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the Company and the holders of a Requisite Majority; *provided* that the Company may in its sole discretion waive compliance with Subsection 2.12(c) (and the Company's failure to object promptly in writing after notification of a proposed assignment allegedly in violation of Subsection 2.12(c) shall be deemed to be a waiver); *provided further* that any provision hereof may be waived by any waiving party on such party's own behalf, without the consent of any other party. Notwithstanding the foregoing, this Agreement may not be amended or terminated and the observance of any term hereof may not be waived with respect to any Investor without the written consent of such Investor, unless such amendment, termination, or waiver applies to all Investors in the same fashion (it being agreed that a waiver of the provisions of Section 4 with respect to a particular transaction shall be deemed to apply to all Investors in the same fashion if such waiver does so by its terms, notwithstanding the fact that certain Investors may nonetheless, by agreement with the Company, purchase securities in such transaction). The Company shall give prompt notice of any amendment or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, termination, or waiver. Any amendment, termination, or waiver effected in accordance with this Subsection 6.6 shall be binding on all parties hereto, regardless of whether any such party has consented thereto. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

6.7 **Severability**. In case any one or more of the provisions contained in this Agreement is for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, and such invalid, illegal, or unenforceable provision shall be reformed and construed so that it will be valid, legal, and enforceable to the maximum extent permitted by law.

6.8   Aggregation of Stock. All shares of Registrable Securities held or acquired by Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

6.9   Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Non-Voting Preferred Stock after the date hereof, whether pursuant to the Purchase Agreement or otherwise, any purchaser of such shares of Non-Voting Preferred Stock may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement, and thereafter shall be deemed an "Investor" for all purposes hereunder. No action or consent by the Investors shall be required for such joinder to this Agreement by such additional Investor, so long as such additional Investor has agreed in writing to be bound by all of the obligations as an "Investor" hereunder.

6.10   Entire Agreement. This Agreement (including any Schedules and Exhibits hereto) constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

6.11   Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of California and to the jurisdiction of the United States District Court for the Northern District of California for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of California or the United States District Court for the Northern District of California, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND

VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

The prevailing party shall be entitled to reasonable attorney's fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled. Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the Northern District of California or any court of the State of California having subject matter jurisdiction.

6.12   Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such nonbreaching or nondefaulting party, nor shall it be construed to be a waiver of or acquiescence to any such breach or default, or to any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. All remedies, whether under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.13   Acknowledgment. The Company acknowledges that the Investors are in the business of venture capital investing and therefore review the business plans and related proprietary information of many enterprises, including enterprises which may have products or services which compete directly or indirectly with those of the Company. Nothing in this Agreement shall preclude or in any way restrict the Investors from investing or participating in any particular enterprise whether or not such enterprise has products or services which compete with those of the Company.

*[**Remainder of Page Intentionally Left Blank**]*

IN WITNESS WHEREOF, the parties have executed this **Amended and Restated INVESTORS' RIGHTS AGREEMENT** as of the date first written above.

COMPANY:

DDM SYSTEMS, INC.



By: _____

Name: Suman Das

Title: Chief Executive Officer

IN WITNESS WHEREOF, the parties have executed this **AMENDED AND RESTATED INVESTORS' RIGHTS AGREEMENT** as of the date first written above.

INVESTORS:

DDM SYSTEMS CF SPV, LLC

By: _____

Name: Suman Das

Title: Chief Executive Officerl

In Witness Whereof, the parties have executed this **Amended and Restated Investors' Rights Agreement** as of the date first written above.

INVESTORS:

Khosla Ventures Seed C, LP
By: Khosla Ventures Seed Associates C, LLC, a Delaware limited liability company and general partner of Khosla Ventures Seed C, LP

By: _____
John Demeter (Mar 28, 2023 08:33 PDT)
Name: John Demeter
Title: General Counsel

IN WITNESS WHEREOF, the parties have executed this AMENDED AND RESTATED INVESTORS' RIGHTS AGREEMENT as of the date first written above.

INVESTORS:

JEWEL PROPERTIES (AUST) PTY LTD AS TRUSTEE FOR MATTA FAMILY TRUST, AS TENANT BY THE ENTIRETY WITH RIGHT OF SURVIVORSHIP AND NOT AS TENANT IN COMMON

By: _____
       Kishore Matta, Director

IN WITNESS WHEREOF, the parties have executed this AMENDED AND RESTATED INVESTORS' RIGHTS AGREEMENT as of the date first written above.

INVESTORS:

MR. KISHORE MATTA AND MRS. INDRANI MATTA, AS TENANTS BY THE ENTIRETY WITH RIGHT OF SURVIVORSHIP AND NOT AS TENANTS IN COMMON



By: _____
     Kishore Matta



By: _____
     Indrani Matta

INVESTORS

Khosla Ventures Seed C, LP
2128 Sand Hill Road
Menlo Park, CA 94025

With a copy, which shall not constitute notice, to:

WilmerHale LLP
Attn: Peter S. Buckland
950 Page Mill Road
Palo Alto, CA 94304

Mr. Kishore Matta and Mrs. Indrani Matta, as
tenants by the entirety with right of survivorship
and not as tenants in common
639 New South Head Road
Rose Bay, New South Wales 2029
Australia

Jewel Properties (Aust) Pty Ltd as Trustee for
Matta Family Trust, as tenant by the entirety with
right of survivorship and not as tenant in
common
639 New South Head Road
Rose Bay, New South Wales 2029
Australia

DDM Systems CF SPV, LLC
1876 Defoor Avenue Northwest, Bldg. 3
Atlanta, GA 30318

EXHIBIT G
Amended and Restated Right of First Refusal and Co-Sale Agreement
(Attached)

DDM SYSTEMS, INC.

AMENDED AND RESTATED

RIGHT OF FIRST REFUSAL
AND CO-SALE AGREEMENT

THIS AMENDED AND RESTATED RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT (this "*Agreement*"), is made as of the 27ᵗʰ day of March, 2023 by and among **DDM SYSTEMS, INC.**, a Delaware corporation (the "*Company*"), the Investors listed on **SCHEDULE A** and the Key Holders listed on **SCHEDULE B**.

WHEREAS, each Investor is the beneficial owner of the number of shares of Capital Stock, set forth opposite the name of such Investor on Schedule A;

WHEREAS, each Key Holder is the beneficial owner of the number of shares of Capital Stock, Non-Voting Preferred Stock or options to purchase Common Stock, set forth opposite the name of such Key Holder on **SCHEDULE B**;

WHEREAS, the Company and certain of the Investors (the "*Existing Investors*") previously entered into a Right of First Refusal and Co-Sale Agreement, dated March 28, 2018 (the "*Prior Agreement*"), in connection with the purchase of shares of Series A Preferred Stock of the Company, par value $0.001 per share ("*Series A Preferred Stock*"); and

WHEREAS, the Key Holders, the Existing Investors and the Company desire to induce certain of the Investors to purchase shares of Non-Voting Preferred Stock of the Company, par value $0.001 per share ("*Non-Voting Preferred Stock*"), pursuant to that certain REG CF SPV Subscription Agreement dated as of the date hereof by and among the Company and such Investors (the "*Purchase Agreement*") by amending and restating the Prior Agreement in its entirety to provide the Investors with the rights and privileges as set forth herein.

NOW, THEREFORE, the Company, the Investors and the Key Holders each hereby agree to amend and restate the Prior Agreement in its entirety as set forth herein, and the parties hereto further agree as follows:

1.   **DEFINITIONS**.

    1.1   "*Affiliate*" means, with respect to any specified Investor, any other Investor who directly or indirectly, controls, is controlled by or is under common control with such Investor, including, without limitation, any general partner, managing member, officer or director of such Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, such Investor.

    1.2   "*Capital Stock*" means (a) shares of Common Stock and Preferred Stock (whether now outstanding or hereafter issued in any context), (b) shares of Common Stock issued or issuable upon conversion of Preferred Stock, and (c) shares of Common Stock issued or issuable upon exercise or conversion, as applicable, of stock options, warrants or other

convertible securities of the Company, in each case now owned or subsequently acquired by any Key Holder, any Investor, or their respective successors or permitted transferees or assigns. For purposes of the number of shares of Capital Stock held by an Investor or Key Holder (or any other calculation based thereon), all shares of Preferred Stock shall be deemed to have been converted into Common Stock at the then-applicable conversion ratio.

1.3   "***Change of Control***" means a transaction or series of related transactions in which a person, or a group of related persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company.

1.4   "***Common Stock***" means shares of Common Stock of the Company, $0.001 par value per share.

1.5   "***Company Notice***" means written notice from the Company notifying the selling Key Holders that the Company intends to exercise its Right of First Refusal as to some or all of the Transfer Stock with respect to any Proposed Key Holder Transfer.

1.6   "***Investor Notice***" means written notice from an Investor notifying the Company and the selling Key Holder that such Investor intends to exercise its Secondary Refusal Right as to a portion of the Transfer Stock with respect to any Proposed Key Holder Transfer.

1.7   "***Investors***" means the persons named on **SCHEDULE A** hereto, each person to whom the rights of an Investor are assigned pursuant to Subsection 6.9, each person who hereafter becomes a signatory to this Agreement pursuant to Subsection 6.11 and any one of them, as the context may require.

1.8   "***Key Holders***" means the persons named on **SCHEDULE B** hereto, and Investors holding Non-Voting Preferred Stock, each person to whom the rights of a Key Holder are assigned pursuant to Subsection 3.1, each person who hereafter becomes a signatory to this Agreement pursuant to Subsection 6.9 or 6.16 and any one of them, as the context may require.

1.9   "***Non-Voting Preferred Stock***" means shares of the Company's Non-Voting Preferred Stock, par value $0.001 per share.

1.10   "***Preferred Stock***" means only shares of the Company's Series A Preferred Stock and does not include Non-Voting Preferred Stock.

1.11   "***Proposed Key Holder Transfer***" means any assignment, sale, offer to sell, pledge, mortgage, hypothecation, encumbrance, disposition of or any other like transfer or encumbering of any Transfer Stock (or any interest therein) proposed by any of the Key Holders.

1.12   "***Proposed Transfer Notice***" means written notice from a Key Holder setting forth the terms and conditions of a Proposed Key Holder Transfer.

1.13   "***Prospective Transferee***" means any person to whom a Key Holder proposes to make a Proposed Key Holder Transfer.

1.14 "**Restated Certificate**" means the Company's Amended and Restated Certificate of Incorporation, as amended from time to time.

1.15 "**Right of Co-Sale**" means the right, but not an obligation, of an Investor to participate in a Proposed Key Holder Transfer on the terms and conditions specified in the Proposed Transfer Notice.

1.16 "**Right of First Refusal**" means the right, but not an obligation, of the Company, or its permitted transferees or assigns, to purchase some or all of the Transfer Stock with respect to a Proposed Key Holder Transfer, on the terms and conditions specified in the Proposed Transfer Notice.

1.17 "**Secondary Notice**" means written notice from the Company notifying the Investors and the selling Key Holder that the Company does not intend to exercise its Right of First Refusal as to all shares of Transfer Stock with respect to any Proposed Key Holder Transfer, which Secondary Notice shall specify the number of shares of remaining stock subject to the Secondary Refusal Right.

1.18 "**Secondary Refusal Right**" means the right, but not an obligation, of each Investor to purchase up to its pro rata portion (based upon the number of shares of Capital Stock owned by such Investor immediately before consummation of the Proposed Key Holder Transfer over the total number of shares of Capital Stock then held by all Investors immediately prior to the consummation of the Proposed Key Holder Transfer) of any Transfer Stock not purchased pursuant to the Right of First Refusal, on the terms and conditions specified in the Proposed Transfer Notice.

1.19 "**Series A Preferred Stock**" means shares of the Company's Series A Preferred Stock, par value $0.001 per share.

1.20 "**Transfer Stock**" means shares of Capital Stock now owned or subsequently acquired by, or issued to a Key Holder after the date hereof (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), but does not include any shares of Preferred Stock or of Common Stock that are issued or issuable upon conversion of Preferred Stock.

1.21 "**Undersubscription Notice**" means written notice from an Investor notifying the Company and the selling Key Holder that such Investor intends to exercise its option to purchase all or any portion of the Transfer Stock not purchased pursuant to the Right of First Refusal or the Secondary Refusal Right.

2. **AGREEMENT AMONG THE COMPANY, THE INVESTORS AND THE KEY HOLDERS**.

2.1 **Right of First Refusal**.

(a) *Grant*. Subject to the terms of Section 2.4 below, each Key Holder hereby unconditionally and irrevocably grants to the Company a Right of First Refusal to purchase all or any portion of Transfer Stock that such Key Holder may propose to transfer in a

Proposed Key Holder Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee.

(b)　　*Notice*.　Each Key Holder proposing to make a Proposed Key Holder Transfer must deliver a Proposed Transfer Notice to the Company and each Investor not later than forty-five (45) days prior to the consummation of such Proposed Key Holder Transfer. Such Proposed Transfer Notice shall contain the material terms and conditions (including price and form of consideration) of the Proposed Key Holder Transfer, the identity of the Prospective Transferee and the intended date of the Proposed Key Holder Transfer. To exercise its Right of First Refusal under this Section 2, the Company must deliver a Company Notice to the selling Key Holder within fifteen (15) days after delivery of the Proposed Transfer Notice. In the event of a conflict between this Agreement and any other agreement that may have been entered into by a Key Holder with the Company that contains a preexisting right of first refusal, the Company and the Key Holder acknowledge and agree that the terms of this Agreement shall control and the preexisting right of first refusal shall be deemed satisfied by compliance with Subsection 2.1(a) and this Subsection 2.1(b).

(c)　　*Grant of Secondary Refusal Right to Investors*.　Subject to the terms of Section 2.4 below, each Key Holder hereby unconditionally and irrevocably grants to the Investors, excluding holders of Non-Voting Preferred Stock, a Secondary Refusal Right to purchase all or any portion of the Transfer Stock not purchased by the Company pursuant to the Right of First Refusal, as provided in this Subsection 2.1(c). If the Company does not intend to exercise its Right of First Refusal with respect to all Transfer Stock subject to a Proposed Key Holder Transfer, the Company must deliver a Secondary Notice to the selling Key Holder and to each Investor, excluding holders of Non-Voting Preferred Stock, to that effect no later than fifteen (15) days after the selling Key Holder delivers the Proposed Transfer Notice to the Company. To exercise its Secondary Refusal Right, an Investor, excluding holders of Non-Voting Preferred Stock, must deliver an Investor Notice to the selling Key Holder and the Company within ten (10) days after the Company's deadline for its delivery of the Secondary Notice as provided in the preceding sentence.

(d)　　*Undersubscription of Transfer Stock*.　If options to purchase have been exercised by the Company and the Investors with respect to some but not all of the Transfer Stock by the end of the ten (10) day period specified in the last sentence of Subsection 2.1(c) (the "*Investor Notice Period*"), then the Company shall, immediately after the expiration of the Investor Notice Period, send written notice (the "*Company Undersubscription Notice*") to those Investors who fully exercised their Secondary Refusal Right within the Investor Notice Period (the "*Exercising Investors*"). Each Exercising Investor shall, subject to the provisions of this Subsection 2.1(d), have an additional option to purchase all or any part of the balance of any such remaining unsubscribed shares of Transfer Stock on the terms and conditions set forth in the Proposed Transfer Notice. To exercise such option, an Exercising Investor must deliver an Undersubscription Notice to the selling Key Holder and the Company within ten (10) days after the expiration of the Investor Notice Period. In the event there are two (2) or more such Exercising Investors that choose to exercise the last-mentioned option for a total number of remaining shares in excess of the number available, the remaining shares available for purchase under this Subsection 2.1(d) shall be allocated to such Exercising Investors pro rata based on the number of shares of Transfer Stock such Exercising Investors have elected to purchase pursuant

to the Secondary Refusal Right (without giving effect to any shares of Transfer Stock that any such Exercising Investor has elected to purchase pursuant to the Company Undersubscription Notice). If the options to purchase the remaining shares are exercised in full by the Exercising Investors, the Company shall immediately notify all of the Exercising Investors and the selling Key Holder of that fact.

(e) *Consideration; Closing*. If the consideration proposed to be paid for the Transfer Stock is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Company's Board of Directors and as set forth in the Company Notice. If the Company or any Investor cannot for any reason pay for the Transfer Stock in the same form of non-cash consideration, the Company or such Investor may pay the cash value equivalent thereof, as determined in good faith by the Board of Directors and as set forth in the Company Notice. The closing of the purchase of Transfer Stock by the Company and the Investors shall take place, and all payments from the Company and the Investors shall have been delivered to the selling Key Holder, by the later of (i) the date specified in the Proposed Transfer Notice as the intended date of the Proposed Key Holder Transfer; and (ii) forty-five (45) days after delivery of the Proposed Transfer Notice.

2.2 Right of Co-Sale.

(a) *Exercise of Right*. If any Transfer Stock subject to a Proposed Key Holder Transfer is not purchased pursuant to Subsection 2.1 above and thereafter is to be sold to a Prospective Transferee, each respective Investor may elect to exercise its Right of Co-Sale and participate on a pro rata basis in the Proposed Key Holder Transfer as set forth in Subsection 2.2(b) below and, subject to Subsection 2.2(d), otherwise on the same terms and conditions specified in the Proposed Transfer Notice. Each Investor who desires to exercise its Right of Co-Sale (each, a "*Participating Investor*") must give the selling Key Holder written notice to that effect within fifteen (15) days after the deadline for delivery of the Secondary Notice described above, and upon giving such notice such Participating Investor shall be deemed to have effectively exercised the Right of Co-Sale.

(b) *Shares Includable*. Each Participating Investor may include in the Proposed Key Holder Transfer all or any part of such Participating Investor's Capital Stock equal to the product obtained by multiplying (i) the aggregate number of shares of Transfer Stock subject to the Proposed Key Holder Transfer (excluding shares purchased by the Company or the Participating Investors pursuant to the Right of First Refusal or the Secondary Refusal Right) by (ii) a fraction, the numerator of which is the number of shares of Capital Stock owned by such Participating Investor immediately before consummation of the Proposed Key Holder Transfer and the denominator of which is the total number of shares of Capital Stock owned, in the aggregate, by all Participating Investors immediately prior to the consummation of the Proposed Key Holder Transfer, plus the number of shares of Transfer Stock held by the selling Key Holder.

(c) *Purchase and Sale Agreement*. The Participating Investors and the selling Key Holder agree that the terms and conditions of any Proposed Key Holder Transfer in accordance with Subsection 2.2 will be memorialized in, and governed by, a written purchase and sale agreement with the Prospective Transferee (the "*Purchase and Sale Agreement*") with

customary terms and provisions for such a transaction, and the Participating Investors and the selling Key Holder further covenant and agree to enter into such Purchase and Sale Agreement as a condition precedent to any sale or other transfer in accordance with this Subsection 2.2.

> **(d)** *Allocation of Consideration*.

> **(i)** Subject to Subsection 2.2(d)(ii), the aggregate consideration payable to the Participating Investors and the selling Key Holder shall be allocated based on the number of shares of Capital Stock sold to the Prospective Transferee by each Participating Investor and the selling Key Holder as provided in Subsection 2.2(b), *provided* that if a Participating Investor wishes to sell Preferred Stock, the price set forth in the Proposed Transfer Notice shall be appropriately adjusted based on the conversion ratio of the Preferred Stock into Common Stock.

> **(ii)** In the event that the Proposed Key Holder Transfer constitutes a Change of Control, the terms of the Purchase and Sale Agreement shall provide that the aggregate consideration from such transfer shall be allocated to the Participating Investors and the selling Key Holder in accordance with Sections 2.1 and 2.2 of Article IV(B) of the Restated Certificate as if (A) such transfer were a Deemed Liquidation Event (as defined in the Restated Certificate), and (B) the Capital Stock sold in accordance with the Purchase and Sale Agreement were the only Capital Stock outstanding.

> **(e)** *Purchase by Selling Key Holder; Deliveries*. Notwithstanding Subsection 2.2(c) above, if any Prospective Transferee or Transferees refuse(s) to purchase securities subject to the Right of Co-Sale from any Participating Investor or Investors or upon the failure to negotiate in good faith a Purchase and Sale Agreement reasonably satisfactory to the Participating Investors, no Key Holder may sell any Transfer Stock to such Prospective Transferee or Transferees unless and until, simultaneously with such sale, such Key Holder purchases all securities subject to the Right of Co-Sale from such Participating Investor or Investors on the same terms and conditions (including the proposed purchase price) as set forth in the Proposed Transfer Notice and as provided in Subsection 2.2(d)(i); *provided, however*, if such sale constitutes a Change of Control, the portion of the aggregate consideration paid by the selling Key Holder to such Participating Investor or Investors shall be made in accordance with the first sentence of Subsection 2.2(d)(ii). In connection with such purchase by the selling Key Holder, such Participating Investor or Investors shall deliver to the selling Key Holder any stock certificate or certificates, properly endorsed for transfer, representing the Capital Stock being purchased by the selling Key Holder (or request that the Company effect such transfer in the name of the selling Key Holder). Any such shares transferred to the selling Key Holder will be transferred to the Prospective Transferee against payment therefor in consummation of the sale of the Transfer Stock pursuant to the terms and conditions specified in the Proposed Transfer Notice, and the selling Key Holder shall concurrently therewith remit or direct payment to each such Participating Investor the portion of the aggregate consideration to which each such Participating Investor is entitled by reason of its participation in such sale as provided in this Subsection 2.2(e).

> **(f)** *Additional Compliance*. If any Proposed Key Holder Transfer is not consummated within sixty (60) days after receipt of the Proposed Transfer Notice by the

Company, the Key Holders proposing the Proposed Key Holder Transfer may not sell any Transfer Stock unless they first comply in full with each provision of this Section 2. The exercise or election not to exercise any right by any Investor hereunder shall not adversely affect its right to participate in any other sales of Transfer Stock subject to this Subsection 2.2.

2.3   Effect of Failure to Comply.

(a)   *Transfer Void; Equitable Relief*.   Any Proposed Key Holder Transfer not made in compliance with the requirements of this Agreement shall be null and void ab initio, shall not be recorded on the books of the Company or its transfer agent and shall not be recognized by the Company. Each party hereto acknowledges and agrees that any breach of this Agreement would result in substantial harm to the other parties hereto for which monetary damages alone could not adequately compensate. Therefore, the parties hereto unconditionally and irrevocably agree that any non-breaching party hereto shall be entitled to seek protective orders, injunctive relief and other remedies available at law or in equity (including, without limitation, seeking specific performance or the rescission of purchases, sales and other transfers of Transfer Stock not made in strict compliance with this Agreement).

(b)   *Violation of First Refusal Right*.   If any Key Holder becomes obligated to sell any Transfer Stock to the Company or any Investor under this Agreement and fails to deliver such Transfer Stock in accordance with the terms of this Agreement, the Company and/or such Investor may, at its option, in addition to all other remedies it may have, send to such Key Holder the purchase price for such Transfer Stock as is herein specified and transfer to the name of the Company or such Investor (or request that the Company effect such transfer in the name of an Investor) on the Company's books any certificates, instruments, or book entry representing the Transfer Stock to be sold.

(c)   *Violation of Co-Sale Right*.   If any Key Holder purports to sell any Transfer Stock in contravention of the Right of Co-Sale (a "***Prohibited Transfer***"), each Investor who desires to exercise its Right of Co-Sale under Subsection 2.2 may, in addition to such remedies as may be available by law, in equity or hereunder, require such Key Holder to purchase from such Investor the type and number of shares of Capital Stock that such Investor would have been entitled to sell to the Prospective Transferee had the Prohibited Transfer been effected in compliance with the terms of Subsection 2.2. The sale will be made on the same terms, including, without limitation, as provided in Subsection 2.2(d)(i) and the first sentence of Subsection 2.2(d)(ii), as applicable, and subject to the same conditions as would have applied had the Key Holder not made the Prohibited Transfer, except that the sale (including, without limitation, the delivery of the purchase price) must be made within ninety (90) days after the Investor learns of the Prohibited Transfer, as opposed to the timeframe proscribed in Subsection 2.2. Such Key Holder shall also reimburse each Investor for any and all reasonable and documented out-of-pocket fees and expenses, including reasonable legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Investor's rights under Subsection 2.2.

2.4   Escrow. As security for the faithful performance of this Agreement, each Key Holder agrees to immediately deliver all certificate(s) evidencing such Key Holder's Capital Stock (whether now owned or hereafter acquired by such Key Holder), together with a stock

power for each certificate, or such comparable instrument as the Company reasonably may request, executed by such Key Holder and his or her spouse (with the transferee, date, certificate number and number of shares of such Capital Stock left blank), to the Secretary of the Company or the Secretary's designee (the "***Escrow Holder***"), who is hereby appointed to hold such certificate(s) and stock power(s) in escrow and to take all such actions and to effectuate all such transfers and/or releases of such Capital Stock as are in accordance with this Agreement. Upon marriage or remarriage of a Key Holder, so long as he or she still holds Capital Stock, such Key Holder will deliver to the Escrow Holder a new stock power, or comparable instrument, executed by such Key Holder and his or her new spouse. Each party hereto agrees that the Escrow Holder (a) is an intended third party beneficiary of this Section 2.4, (b) will not be liable to any party to this Agreement (or to any other party) for any actions or omissions except for willful misconduct in violation of this Agreement and (c) may rely upon any letter, notice or other document executed by any signature purported to be genuine and may rely on advice of counsel and obey any order of any court with respect to the transactions contemplated herein. The Capital Stock will be released from escrow hereunder as necessary to effect the Right of First Refusal and Right of Co-Sale and upon termination of both the Right of First Refusal and Right of Co-Sale.

3.   **Exempt Transfers**.

3.1   Exempted Transfers. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Subsections 2.1 and 2.2 shall not apply (a) in the case of a Key Holder that is an entity, upon a transfer by such Key Holder to its stockholders, members, partners or other equity holders, (b) to a repurchase of Transfer Stock from a Key Holder by the Company at a price no greater than that originally paid by such Key Holder for such Transfer Stock and pursuant to an agreement containing vesting and/or repurchase provisions approved by a majority of the Board of Directors, (c) to a pledge of Transfer Stock that creates a mere security interest in the pledged Transfer Stock, *provided* that the pledgee thereof agrees in writing in advance to be bound by and comply with all applicable provisions of this Agreement to the same extent as if it were the Key Holder making such pledge, (d) in the case of a Key Holder that is a natural person, upon a transfer of Transfer Stock by such Key Holder made for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to his or her spouse, child (natural or adopted), or any other direct lineal descendant of such Key Holder (or his or her spouse) (all of the foregoing collectively referred to as "family members"), or any other person approved by the Board of Directors of the Company, including a majority of the disinterested directors, or any custodian or trustee of any trust, partnership or limited liability company for the benefit of, or the ownership interests of which are owned wholly by such Key Holder or any such family members, or (e) to the sale by the Key Holder of up to 5% of the Transfer Stock held by such Key Holder as of the date that such Key Holder first becomes party to this Agreement; *provided* that in the case of clause(s) (a), (c), (d) or (e), the Key Holder shall deliver prior written notice to the Investors of such pledge, gift or transfer and such shares of Transfer Stock shall at all times remain subject to the terms and restrictions set forth in this Agreement and such transferee shall, as a condition to such issuance, deliver a counterpart signature page to this Agreement as confirmation that such transferee shall be bound by all the terms and conditions of this Agreement as a Key Holder (but only with respect to the securities so transferred to the transferee), including the obligations of a Key Holder with respect to Proposed Key Holder Transfers of such Transfer Stock pursuant to Section 2; and *provided*

further in the case of any transfer pursuant to clause (a) or (d) above, that such transfer is made pursuant to a transaction in which there is no consideration actually paid for such transfer.

3.2   Exempted Offerings. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Section 2 shall not apply to the sale of any Transfer Stock (a) to the public in an offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (a "***Public Offering***"); or (b) pursuant to a Deemed Liquidation Event (as defined in the Company's Certificate of Incorporation).

4.   LEGEND. Each certificate, instrument, or book entry representing shares of Transfer Stock held by the Key Holders or issued to any permitted transferee in connection with a transfer permitted by Subsection 3.1 hereof shall be notated with the following legend:

> THE SALE, PLEDGE, HYPOTHECATION, OR TRANSFER OF THE SECURITIES REPRESENTED HEREBY IS SUBJECT TO, AND IN CERTAIN CASES PROHIBITED BY, THE TERMS AND CONDITIONS OF A CERTAIN RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT BY AND AMONG THE STOCKHOLDER, THE CORPORATION AND CERTAIN OTHER HOLDERS OF STOCK OF THE CORPORATION. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE CORPORATION.

Each Key Holder agrees that the Company may instruct its transfer agent to impose transfer restrictions on the shares notated with the legend referred to in this Section 4 above to enforce the provisions of this Agreement, and the Company agrees to promptly do so. The legend shall be removed upon termination of this Agreement at the request of the holder.

5.   LOCK-UP.

5.1   Agreement to Lock-Up. Each Key Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the Company's initial public offering (the "***IPO***") and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (l80) days), or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports; and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (a) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Capital Stock or Non-Voting Preferred Stock held immediately prior to the effectiveness of the registration statement for the IPO or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Capital Stock or Non-Voting Preferred Stock, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Capital Stock, Non-Voting Preferred Stock or other securities, in cash or otherwise. The foregoing provisions of this Section 5 shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement, and

shall only be applicable to the Key Holders if the Company enters into similar agreements with all officers, directors and holders of more than one percent (1%) of the outstanding Common Stock (after giving effect to the conversion into Common Stock of all outstanding Preferred Stock). The underwriters in connection with the IPO are intended third-party beneficiaries of this Section 5 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Key Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in the IPO that are consistent with this Section 5 or that are necessary to give further effect thereto.

5.2   Stop Transfer Instructions. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the shares of Capital Stock or Non-Voting Preferred Stock of each Key Holder (and transferees and assignees thereof) until the end of such restricted period.

6.   MISCELLANEOUS.

6.1   Term. This Agreement shall automatically terminate upon the earlier of (a) immediately prior to the consummation of the Company's IPO; and (b) the consummation of a Deemed Liquidation Event (as defined in the Restated Certificate).

6.2   Stock Split. All references to numbers of shares in this Agreement shall be appropriately adjusted to reflect any stock dividend, split, combination or other recapitalization affecting the Capital Stock occurring after the date of this Agreement.

6.3   Ownership. Each Key Holder represents and warrants that such Key Holder is the sole legal and beneficial owner of the shares of Transfer Stock subject to this Agreement and that no other person or entity has any interest in such shares (other than a community property interest as to which the holder thereof has acknowledged and agreed in writing to the restrictions and obligations hereunder).

6.4   Dispute Resolution.   The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of California and to the jurisdiction of the United States District Court for the Northern District of California for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of California or the United States District Court for the Northern District of California, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS

INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

The prevailing party shall be entitled to reasonable attorney's fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled. Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the Northern District of California or any court of the State of California having subject matter jurisdiction.

6.5 **Notices**. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on **SCHEDULE A** or **SCHEDULE B** hereof, as the case may be, or to such email address, facsimile number or address as subsequently modified by written notice given in accordance with this Section 6.5. If notice is given to the Company, a copy (which shall not constitute notice) shall also be sent to Fenwick & West, LLP Silicon Valley Center, 801 California Street, Mountain View, California 94041 Attn: Steven Levine.

6.6 **Entire Agreement**. This Agreement (including, the Exhibits and Schedules hereto) constitutes the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

6.7 **Delays or Omissions**. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing

and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.8 **Amendment; Waiver and Termination**. This Agreement may be amended, modified or terminated (other than pursuant to Section 6.1 above) and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company, (b) the Key Holders holding a majority of the shares of Transfer Stock then held by all of the Key Holders who are then providing services to the Company as officers, employees or consultants, and (c) the holders of a majority of the shares of Common Stock issued or issuable upon conversion of the then outstanding shares of Preferred Stock held by the Investors (voting as a single class and on an as-converted basis), which majority shall include Khosla Ventures Seed C, LP. Any amendment, modification, termination or waiver so effected shall be binding upon the Company, the Investors, the Key Holders and all of their respective successors and permitted assigns whether or not such party, assignee or other shareholder entered into or approved such amendment, modification, termination or waiver. Notwithstanding the foregoing, (i) this Agreement may not be amended, modified or terminated and the observance of any term hereunder may not be waived with respect to any Investor or Key Holder without the written consent of such Investor or Key Holder unless such amendment, modification, termination or waiver applies to all Investors and Key Holders, respectively, in the same fashion, and (ii) the consent of the Key Holders shall not be required for any amendment, modification, termination or waiver if such amendment, modification, termination or waiver does not apply to the Key Holders, and (iii) **SCHEDULE A** hereto may be amended by the Company from time to time in accordance with the Purchase Agreement to add information regarding Additional Purchasers (as defined in the Purchase Agreement) without the consent of the other parties hereto. The Company shall give prompt written notice of any amendment, modification or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, modification, termination or waiver. No waivers of or exceptions to any term, condition or provision of this Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

6.9 **Assignment of Rights**.

(a) The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(b) Any successor or permitted assignee of any Key Holder, including any Prospective Transferee who purchases shares of Transfer Stock in accordance with the terms hereof, shall deliver to the Company and the Investors, as a condition to any transfer or assignment, a counterpart signature page hereto pursuant to which such successor or permitted assignee shall confirm their agreement to be subject to and bound by all of the provisions set

forth in this Agreement that were applicable to the predecessor or assignor of such successor or permitted assignee.

(c)   The rights of the Investors hereunder are not assignable without the Company's written consent (which shall not be unreasonably withheld, delayed or conditioned), except (i) by an Investor to any Affiliate, or (ii) to an assignee or transferee who acquires at least 1,129,305 shares of Preferred Stock (as adjusted for any stock combination, stock split, stock dividend, recapitalization or other similar transaction), it being acknowledged and agreed that any such assignment, including an assignment contemplated by the preceding clauses (i) or (ii) shall be subject to and conditioned upon any such assignee's delivery to the Company and the other Investors of a counterpart signature page hereto pursuant to which such assignee shall confirm their agreement to be subject to and bound by all of the provisions set forth in this Agreement that were applicable to the assignor of such assignee.

(d)   Except in connection with an assignment by the Company by operation of law to the acquirer of the Company, the rights and obligations of the Company hereunder may not be assigned under any circumstances.

6.10   Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

6.11   Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Non-Voting Preferred Stock after the date hereof, any purchaser of such shares of Non-Voting Preferred Stock may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement and thereafter shall be deemed an "***Investor***" for all purposes hereunder.

6.12   Governing Law. This Agreement shall be governed by the internal law of the State of Delaware.

6.13   Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.14   Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.15   Specific Performance. In addition to any and all other remedies that may be available at law in the event of any breach of this Agreement, each Investor shall be entitled to specific performance of the agreements and obligations of the Company and the Key Holders hereunder and to such other injunction or other equitable relief as may be granted by a court of competent jurisdiction.

6.16   Additional Key Holders. In the event that after the date of this Agreement, the Company issues shares of Common Stock, or options to purchase Common Stock, to any employee or consultant, which shares or options would collectively constitute with respect to such employee or consultant (taking into account all shares of Common Stock, options and other purchase rights held by such employee or consultant) one percent (1%) or more of the Company's then outstanding Common Stock (treating for this purpose all shares of Common Stock issuable upon exercise of or conversion of outstanding options, warrants or convertible securities, as if exercised or converted), the Company shall, as a condition to such issuance, cause such employee or consultant to execute a counterpart signature page hereto as a Key Holder, and such person shall thereby be bound by, and subject to, all the terms and provisions of this Agreement applicable to a Key Holder.

6.17   Consent of Spouse. If any Key Holder is married on the date of this Agreement, such Key Holder's spouse shall execute and deliver to the Company a Consent of Spouse in the form of **EXHIBIT A** hereto ("*Consent of Spouse*"), effective on the date hereof. Notwithstanding the execution and delivery thereof, such consent shall not be deemed to confer or convey to the spouse any rights in such Key Holder's shares of Transfer Stock that do not otherwise exist by operation of law or the agreement of the parties. If any Key Holder should marry or remarry subsequent to the date of this Agreement, such Key Holder shall within thirty (30) days thereafter obtain his/her new spouse's acknowledgement of and consent to the existence and binding effect of all restrictions contained in this Agreement by causing such spouse to execute and deliver a Consent of Spouse acknowledging the restrictions and obligations contained in this Agreement and agreeing and consenting to the same.

[*Remainder of Page Intentionally Left Blank*]

IN WITNESS WHEREOF, the parties have executed this **AMENDED AND RESTATED RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT** as of the date first written above.

COMPANY:

DDM SYSTEMS, INC.

By: _____

Suman Das, Chief Executive Officer

IN WITNESS WHEREOF, the parties have executed this **AMENDED AND RESTATED RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT** as of the date first written above.

DDM SYSTEMS CF SPV, LLC

By: _____

Suman Das, Chief Executive Officer

IN **W**ITNESS **W**HEREOF, the parties have executed this **A**MENDED **AND** **R**ESTATED **R**IGHT **O**F **F**IRST **R**EFUSAL **A**ND **C**O-**S**ALE **A**GREEMENT as of the date first written above.

KEY HOLDERS:

Signature:

Suman Das

Signature:

John Halloran

IN WITNESS WHEREOF, the parties have executed this **AMENDED AND RESTATED RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT** as of the date first written above.

INVESTORS:

KHOSLA VENTURES SEED C, LP
By: Khosla Ventures Seed Associates C, LLC, a Delaware limited liability company and general partner of Khosla Ventures Seed C, LP

By: _____
John Demeter (Mar 28, 2023 08:33 PDT)
Name: John Demeter
Title: General Counsel

IN WITNESS WHEREOF, the parties have executed this AMENDED AND RESTATED INVESTORS' RIGHTS AGREEMENT as of the date first written above.

INVESTORS:

MR. KISHORE MATTA AND MRS. INDRANI MATTA, AS TENANTS BY THE ENTIRETY WITH RIGHT OF SURVIVORSHIP AND NOT AS TENANTS IN COMMON



By: _____
Kishore Matta



By: _____
Indrani Matta

IN WITNESS WHEREOF, the parties have executed this AMENDED AND RESTATED RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT as of the date first written above.

INVESTORS:

MR. KISHORE MATTA AND MRS. INDRANI MATTA, AS TENANTS BY THE ENTIRETY WITH RIGHT OF SURVIVORSHIP AND NOT AS TENANTS IN COMMON



By: _____
Kishore Matta



By: _____
Indrani Matta

IN WITNESS WHEREOF, the parties have executed this AMENDED AND RESTATED RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT as of the date first written above.

INVESTORS:

JEWEL PROPERTIES (AUST) PTY LTD AS TRUSTEE FOR MATTA FAMILY TRUST, AS TENANT BY THE ENTIRETY WITH RIGHT OF SURVIVORSHIP AND NOT AS TENANT IN COMMON

By: _____
      Kishore Matta, Director

Name and Address

Khosla Ventures Seed C, LP
2128 Sand Hill Road
Menlo Park, CA 94025

With a copy, which shall not constitute notice, to:

WilmerHale LLP
Attn: Peter S. Buckland
950 Page Mill Road
Palo Alto, CA 94304

Mr. Kishore Matta and Mrs. Indrani Matta, as
tenants by the entirety with right of survivorship
and not as tenants in common
639 New South Head Road
Rose Bay, New South Wales 2029
Australia

Jewel Properties (Aust) Pty Ltd as Trustee for
Matta Family Trust, as tenant by the entirety with
right of survivorship and not as tenant in common
639 New South Head Road
Rose Bay, New South Wales 2029
Australia

DDM Systems CF SPV, LLC
1876 Defoor Avenue Northwest, 3
Atlanta, GA 30318

SCHEDULE B

KEY HOLDERS

Key Holder
Suman Das 1687 Buckhead Ct NE Atlanta, GA 30324
John Halloran 1015 Ferdon Road Ann Arbor, MI 48104

EXHIBIT A

CONSENT OF SPOUSE

I, _____, spouse of _____, acknowledge that I have read the Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of _____ ___, 2023, to which this Consent is attached as **EXHIBIT A** (the "*Agreement*"), and that I know the contents of the Agreement. I am aware that the Agreement contains provisions regarding certain rights to certain other holders of Capital Stock of the Company upon a Proposed Key Holder Transfer of shares of Transfer Stock of the Company which my spouse may own including any interest I might have therein.

I hereby agree that my interest, if any, in any shares of Transfer Stock of the Company subject to the Agreement shall be irrevocably bound by the Agreement and further understand and agree that any community property interest I may have in such shares of Transfer Stock of the Company shall be similarly bound by the Agreement.

I am aware that the legal, financial and related matters contained in the Agreement are complex and that I am free to seek independent professional guidance or counsel with respect to this Consent. I have either sought such guidance or counsel or determined after reviewing the Agreement carefully that I will waive such right.

Dated as of the ____ day of _____, 2023.

_____
Signature

_____
Print Name

EXHIBIT H
Financial Statements
(Attached)

DDM Systems CF SPV, LLC. (the "Company") a Delaware LLC

Statement of Financial Position and
Independent Accountant's Review Report

As of inception – February 15th, 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
DDM Systems CF SPV, LLC

We have reviewed the accompanying statement of financial position of the Company as of February 15th, 2023 and the related notes. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statement in order for it to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The Company was organized to facilitate the investment into an affiliate entity, DDM Systems, Inc (see Note 1). The financial statements of that entity are integral to the understanding of these financial statements.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
April 28, 2023
Vincenzo Mongio

Statement of Financial Position

	As of February 15th, 2023 (inception)
ASSETS	
TOTAL ASSETS	-
LIABILITIES AND EQUITY	
TOTAL LIABILITIES	-
EQUITY	-
TOTAL LIABILITIES AND EQUITY	-

DDM Systems CF SPV, LLC
Notes to the Statement of Financial Position
February 15th, 2023 (inception)
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

DDM Systems CF SPV, LLC ("the Company") was formed in Delaware on February 15th, 2023. The Company was formed as an investment vehicle to receive funds from investors via regulation crowdfunding. The Company will use the funds to acquire and become the holder of record for certain interests in the issuing entity.

The Company will have no other business operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

None.

NOTE 6 – EQUITY

The Company is an LLC and has a single class of ownership interest. The interests that will be owned by investors will mirror the investment in the issuing entity had they invested directly in the issuing entity itself.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to February 15th, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 28, 2023, the date these financial statements were available to be issued. No events require recognition or disclosure.



DDM Systems, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
DDM Systems, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
April 26, 2023
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	52,192	171,217
Accounts Receivable	-	24,674
Other	1,800	1,800
Total Current Assets	53,992	197,691
Non-current Assets		
Furniture, Equipment, and Leasehold Improvements, net of Accumulated Depreciation	75,083	346,295
Deposit on Machinery & Equipment	-	80,000
Security Deposits	-	293,980
Total Non-Current Assets	75,083	720,275
TOTAL ASSETS	129,076	917,966
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	386,951	391,946
Credit Cards Payable	64,522	69,866
PPP Loan Payable	40,755	239,911
Deferred Rent	-	307,840
Accrued Interest	63,123	42,740
Contingent Loss Accrual	495,550	765,000
Short Term Note Payable - Related Party	912,497	662,497
Total Current Liabilities	1,963,399	2,479,800
Long-term Liabilities		
Convertible Notes Payable	2,005,000	2,005,000
Loan Payable	1,659,426	1,659,417
Total Long-Term Liabilities	3,664,426	3,664,417
TOTAL LIABILITIES	5,627,824	6,144,216
EQUITY		
Common Stock	3,313	3,313
Preferred Stock	14,926,808	14,926,808
Accumulated Deficit	(20,428,870)	(20,156,372)
Total Equity	(5,498,749)	(5,226,251)
TOTAL LIABILITIES AND EQUITY	129,076	917,966

Statement of Operations

	Year Ended December 31,	
	2022	**2021**
Revenue	1,137,782	880,585
Cost of Revenue	641,313	433,916
Gross Profit	496,469	446,670
Operating Expenses		
Contract Labor	320,744	343,924
Payroll	-	3,460
Occupancy Costs	237,469	196,864
Office Expenses	11,033	22,775
Recruiting	3,305	-
Utilities	34,903	29,170
General and Administrative	55,216	33,878
Repairs and Maintenance	16,147	18,524
Insurance	26,009	67,750
Travel, Meals, and Entertainment	26,054	14,291
Software	11,361	-
Depreciation	351,211	318,290
Professional Fees	134,148	174,376
Total Operating Expenses	1,227,599	1,223,302
Operating Income (loss)	(731,130)	(776,632)
Other Income		
PPP Loan Forgiveness	198,735	
Other	284,522	244,239
Total Other Income	483,257	244,239
Other Expense		
Interest Expense	24,625	42,717
Total Other Expense	24,625	42,717
Provision for Income Tax	-	-
Net Income (loss)	(272,498)	(575,110)

Statement of Changes in Shareholder Equity

	Common Stock		Preferred Stock				
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2021	7,305,555	3,313	19,316,838	14,926,808	-	(19,581,262)	(4,651,141)
Net Income (Loss)	-	-	-	-	-	(575,110)	(575,110)
Ending Balance 12/31/2021	7,305,555	3,313	19,316,838	14,926,808	-	(20,156,372)	(5,226,251)
Net Income (Loss)	-	-	-	-	-	(272,498)	(272,498)
Ending Balance 12/31/2022	7,305,555	3,313	19,316,838	14,926,808	-	(20,428,870)	(5,498,749)

Statement of Cash Flows

	Year Ended December 31,	
	2022	**2021**
OPERATING ACTIVITIES		
Net Income (Loss)	(272,498)	(575,110)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	351,211	318,290
Accounts Payable	(4,995)	354,292
Credit Card Payable	(5,344)	39,634
Other Current Assets	-	(34)
Accounts Receivable	24,674	(14,402)
Prepaids	-	12,269
Loss Contingency	(269,450)	-
Forgiveness of PPP Loan	(198,735)	-
Deferred Rent	(307,840)	-
Security Deposit	293,980	-
Accrued Interest	20,384	20,384
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(96,116)	730,433
Net Cash provided by (used in) Operating Activities	(368,613)	155,323
INVESTING ACTIVITIES		
Deposit on Machinery & Equipment	80,000	(80,000)
Machinery & Equipment	(80,000)	-
Net Cash provided by (used by) Investing Activities	-	(80,000)
FINANCING ACTIVITIES		
Proceeds from Debt Issuances	9	187,496
Repayment of Debt	(420)	(170,276)
Proceeds from Debt Issuance - Related Party	250,000	-
Net Cash provided by (used in) Financing Activities	249,589	17,220
Cash at the beginning of period	171,217	78,674
Net Cash increase (decrease) for period	(119,024)	92,543
Cash at end of period	52,193	171,217

DDM Systems, Inc
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

DDM Systems, Inc. (the "Company") was incorporated in Delaware in March of 2012. The Company delivers precision investment castings of complex engineered components with the convenience of 3D printed ceramic shell molds. The Company's headquarters are in Atlanta, Georgia. The Company began operations in 2012 and began incurring expenses in 2013.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Customer Concentration

The Company's revenue in 2021 is comprised of approximately $871,780 or 99% in one customer. The Company's revenue in 2022 is comprised of approximately $1,137,782 or 100% in one customer.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment, net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

A summary of the Company's property and equipment is below.

Property Type	Useful Life (in years)	Cost	Accumulated Depreciation	Book Value as of 12/31/22
Machinery & Equipment	7	2,476,893	(2,476,893)	-
Computer Equipment	5	111,477	(93,244)	18,233
Furniture and Fixtures	7	15,938	(15,938)	-
Leasehold Improvements	15	89,015	(32,164)	56,851
Computer Software	3	30,764	(30,764)	-
Grand Total	-	2,724,087	(2,649,003)	75,083

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 3 years.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company has a stock compensation plan which permits the grant or option of shares to its employees for up to 7,256,987 shares of common stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and certain consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant or option date or 100% of the fair value for significant stockholders based on management's determination of fair value. Stock awards generally vest over a period of six months to four years.

The Company has issued a Warrant for the purchase of shares up to 5.41% of the Company's Fully Diluted Capitalization, measured immediately following the last closing of an equity financing event of at least $25,000,000 ("Qualified Equity Financing"). The Warrant is exercisable at the earlier of the next Qualified Equity Financing and the date the holder elects for the shares to be Common Stock.

The exercise price will be the price per share in the next Qualified Equity Financing, or $25,000,000 divided by the Fully-Diluted Capitalization, if the holder elects for common stock shares.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdiction is the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During 2021, the Company entered into a loan agreement with a company owned by the Founder. The balance of this loan was $662,497 and $912,497 as of December 31st, 2021 and 2022, respectively. The loan does not accrue interest and is due on demand.

The Company has been receiving consulting from the Founder's other company, which the fees are being included in the loan balance listed above.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

See Note 10 – Loss Contingency and Note 7 – Subsequent Events. The Company is currently complying with all other relevant laws and regulations.

NOTE 5 – DEBT

Convertible Notes -. The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes were 2%. The amounts are to be repaid at the demand of the holder prior to conversion. The Company also issued $1,000,000 of unsecured convertible notes in September of 2020 that carry an interest rate of 6% and is due on demand. The notes are convertible into shares of the Company's common stock with no discount during a change of control or qualified financing event.

Loans – In August 2018, the Company entered into a loan agreement for $2,000,000 with a floating interest rate of the greater of (a) 0.5% below the Prime Rate or (b) zero percent, and a maturity date of February 1, 2023. This loan is secured by all goods, equipment, inventory, contract rights, leases, license agreements, general intangibles, accounts, cash, deposit accounts, securities, all other investment property, financial assets, whether now owned or hereafter acquired. The balance of this loan was $1,659,426 as of December 31, 2022. See Note 7 – Subsequent Events for additional details of the loan.

The Company had entered into a PPP loan in 2020. The loan accrues interest at 1% and is due in 2050. In 2022, $198,735 of the loan was forgiven. The balance of the loan was $40,755 as of December 31st, 2022.

See Note 3 – Related Party Transactions disclosure for additional information related to a related party loan.

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	4,617,678
2024	-
2025	-
2026	-
2027	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 50,500,000 of common shares with a par value of $0.0001 per share. 7,305,555 shares were issued and outstanding as of 2021 and 2022.

The Company has authorized 26,093,251 of preferred shares with a par value of $0.001 per share. 19,616,838 shares were issued and outstanding as of 2021 and 2022.

Common stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors.

Preferred shareholders have the right to convert shares into common stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events. Preferred shareholders have 1 vote for every common share they could own if converted. Preferred shareholders receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder. In the event of a dissolution or liquidation holders of preferred stock will be entitled to the assets available for distribution to stockholders before any payment will be made to common stockholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 26, 2023, the date these financial statements were available to be issued.

The Company has a loan with Silicon Valley Bank that is past its maturity date. Although the Company has been in communication with the lender for some time regarding the loan, the recent situation with Silicon Valley Bank has created uncertainty as to the loan. The loan has not been extended nor has the lender pursued any legal remedies against the Company to enforce repayment of the loan. In the event the lender pursues legal remedies against the Company, it could result in the seizure of Company assets which could have a material adverse effect on the Company.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

NOTE 10 – LOSS CONTINGENCY

The Company was a defendant in litigation involving the Company's default in the payment of a sublease. The suit claimed damages of approximately $765,000. As of December 31st, 2021, the Company believed that it was probable the case would not come to trial as there had been discussions of a settlement and payment plan in the near term. The Company had thus accrued for the full amount of the loss contingency.

Subsequently, the Company and the property owner have come to an agreement to the treatment and conclusion of the lease. The agreement includes an initial payment of $11,000 on July 1st, 2022 followed by monthly payments for 35 months. At the end of 36 months, a lump sum payment for the remainder of the $300,000 will be due. This amount is accelerated on obtaining a qualified financing event. The balance was $261,729 as of December 31st, 2022. Additionally, the Company had real estate commission owed from the sublease and release of the lease in the amount of $233,821 as of December 31st, 2022, for a combined total loss contingency of $495,550.

EXHIBIT I
Video Transcripts
(Attached)

DDM_WHYINVEST_V4

📅 Tue, May 09, 2023 12:56PM   🕐 2:48

SUMMARY KEYWORDS

company, invest, machines, parts, technology, copy, patents, design, united states, democratize, trademarks, investors, difficult, developed, casting, different industry sectors, china, strong, inks, foundry

---

 **00:00**

We want to build the world's first digital investment casting foundry. And we want the investors to be part of this exciting journey. The big disruption that our technology enables is reducing the cost of making parts through investment casting by 50%, while accelerating the overall process 10 times faster. And with the onshoring of manufacturing in the United States, which has come about as, as an outcome of the supply chain difficulties that were encountered during the pandemic, this has become even more important for companies to be able to source their parts quicker, and through a source within the United States. It is not easy or simple to do what we are doing, we have significant intellectual property, we have 25 patents, and patents pending in six countries, both in the US, in Europe and in China, and Far East. So we've built a pretty strong technology moat around ourselves that would make it difficult for others to copy what we're doing. And in addition, we also have five trademarks across the world that we filed in the US, Europe, Japan, China, India. And we've done that also to establish a strong brand across the globe. Simultaneously, we've engineered the design of our equipment, our printing machine, our LAMP machines. We have designed and formulated our inks that go into the machines. And we have also developed our own software. So we really have this unique combination of hardware, software and materials all combined, and co-developed together to provide something that is very tightly integrated and very difficult for others to simply clone and copy. That puts us in a very strong position to remain in a leadership position for a long period of time. This is a tremendous opportunity to invest in a company that is at the brink of scaling towards industrialization. The technology has already been de-risked. We have done third party qualifications, it actually works. We've made multiple different parts across multiple different industry sectors. We've supplied them to some of the leading names in aviation, in automotive, in space sectors. But now we want to open up the opportunity of investing in this company at this critical juncture. We want to democratize the process of investing in this company to allow investors from the public to be able to invest in the in the company and help it grow and really create a billion dollar company

DDM_TECH_V4

📅 Tue, May 09, 2023 1:23PM   🕐 4:30

SUMMARY KEYWORDS

casting, making, process, steps, tooling, liquid metal, aircraft engine, upfront investment, today, ceramic, design, wax, long lead times, lost wax process, shell, eliminate, part, technology, print, proprietary

---

 **00:00**

investment casting which is also known as lost wax casting, some people would argue is 6000 years old. Some of the oldest castings have been found in places in northwest Pakistan, they've been found in Iraq. Some of these castings have been found in China, we have these bronze figurines that were made using the lost wax process where you first make a copy of the part that you want to make an metal, you make a copy of that in wax, and then you create a ceramic shell around the wax copy of the part. Then you melt the wax off, and then you fire the ceramic shell to a hard object which has an internal cavity into which liquid metal gets poured and solidified to then yield this casting. That 6000 year old process today is used to make the most advanced most high performance components that are made by casting anywhere in the world, such as the high first stage high pressure turbine blades that go into aircraft engines. Today's state of the art process for making these components is a 12 step process. The first seven steps of the steps that that are required to create a ceramic shell, which is now ready to receive liquid metal to be poured in a casting furnace and then allowed to slip. Those first seven steps, which are necessary to make the ceramic show are the longest lead time and they account for 90% of all the sources of scrap that occur in this process. They also can take somewhere between 33 to 50% of the total manufacturing cost of making the part. So for example, if you're an aircraft engine manufacturer, or you're a gas turbine manufacturer, or you're even a manufacturer that's making components for pumps and impellers, for handling fluids and petrochemical plants or wherever there are liquids and fluids being conveyed over long pipelines, you need to make these parts with investment casting. If you start with a new design, to get your first casting can take anywhere from 18 months to two years before you can have an acceptable part that can be subjected to testing and validation. So you're dealing with extremely long lead times. And on top of that there is the upfront cost of making tooling that you need in order to shape the wax into the right shape. So there is an upfront investment costs in tooling and the tooling never works right the first time. So then you have to send the tools back to the tool and die making making shop and get them readjusted, they have to be reworked. And that that adds more time to the overall process. So what does VDM do? We come in, and we eliminate all those seven steps. And we replace those seven steps with one step that directly prints the ceramic shell. That is the outcome of the seven steps in the traditional process. We have a 3d printing technology, which allows us to print in very thin fine layers of 100 microns each, which is close to the diameter of human hair. That's how thin it is. And we print these layers one at a time using a proprietary material that we've developed in our machines, which is also our proprietary design. And by doing that we eliminate the upfront investment that's required in tooling, all the tooling costs all the time to get the tooling made.

And we take out all these other steps that each of which can contribute to a defect or a scrap and apart, we eliminate all of those and replace them with a single step, which gives us a 3d printed ceramic shell. And it gets them post processed and fired in a furnace in exactly the same way as how it's done in the foundries today to make it ready for metal casting. So in the end, what is the the outcome 10 times faster at half the cost. That's the overall that's what we do to the overall process of making. So what would take two years to make can now be done in six to 10 weeks. That is dramatic acceleration. It allows companies to use this technology not only to make prototypes and be able to dramatically accelerate their design through prototyping cycle until the design that goes into production design, but then the same technology or technology or lamp technology can use then to make the actual production part in production quantities.

DDM_INFO_V4

📅 Tue, May 09, 2023 1:28PM 🕐 2:36

SUMMARY KEYWORDS

aircraft engines, electrification, leading, parts, industrial manufacturing, prototype, industry verticals, casting, technology, components, darpa, government, dramatically, broad agency announcement, aviation, foundry, gas turbines, manufacturing, industry, opportunity

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 **00:00**

In 2006, there were a series of broad agency announcement that came out from the US government when they realized that the US was losing its lead in the 3d printing and additive manufacturing area. And out of that came a call for proposals from the US government. We see the Department of Defense as we've seen, which is the Defense Advanced Research Projects Agency. DARPA, DARPA came out with a call titled, disruptive manufacturing technologies they call for technologies that can fundamentally change the way a component or a family of components is manufactured, leading to dramatic reductions in cost and lead time. So I responded to that funding opportunity, and propose that we will develop a technology that can revolutionize the manufacturing of the most advanced high tech components that go into the military engines, which are the turbine blades that are found in the aircraft engines. So we have worked with some of the leading companies in aviation, automotive and space, GE, Pratt and Whitney, Toyota, and SpaceX, we have at least half a dozen industry verticals, where our technology can be readily applied to dramatically accelerate the creation of both prototypes and production parts aviation for aircraft engines and industrial gas turbines, anywhere where there are liquids that are being transported over long distances, medical implants, custom designed and custom matched knees and hips, and other parts of the body like ankles. And then another very exciting sector for me, is in the electrification, vehicle electrification industry, what we are doing could have a huge impact, not only in the modernization of an industry that hasn't changed in 50 plus years, but also from a sustainability perspective. We have the opportunity here to dramatically cut the energy consumption in this industrial manufacturing process by more than 50% and in some cases as much as 90%. So we are uniquely positioned to respond to that opportunity. We want to create our own ability to supply these metal castings to customers, initially on a prototype basis, and eventually into production. We want to build the world's first digital investment casting foundry. And we want the investors to be part of this exciting journey.

DDM_BRANDLONG_V4

📅 Tue, May 09, 2023 1:36PM   🕐 4:28

SUMMARY KEYWORDS

technology, casting, darpa, foundries, industry, lead, components, proprietary hardware, change, electrification, alloys, manufacturing, tooling, dramatic reductions, material, implant, shell, purely, developed, cost

---

 **00:00**

Back in the summer of 2006, this technology was purely an idea on a napkin, we did not know if this was going to be successful or not. But yet we had the background, the elements, that gave us the confidence that if there was sufficient funding support, and the right team to make it happen, we could actually create a real technology out of it, and prove what was purely an idea on paper to reality.

 **00:32**

And then, in 2006, DARPA came out with a call, titled disruptive manufacturing technologies, they call for technologies that can fundamentally change the way a component or a family of components is manufactured, leading to dramatic reductions in cost and lead time. So I responded to that funding opportunity and proposed to DARPA that we will develop a technology that can revolutionize the manufacturing of the most advanced high tech components that go into turbine blades that are found in the aircraft engines. So we did five years of work at the University to prove that it could be done, we developed a technology that would lead to 50% cost reduction in the cost of making these components and lead to a acceleration by 10 times. And when we knew it was possible in reality, that's when we decided, we're not just going to shut this down as a government funded project with a few PhDs and masters, we're actually going to go and commercialize this technology. 10 years of dedicated effort has gone in to creating a vertically integrated company that combines proprietary hardware, software, and materials all together, that's really the secret sauce of the company. And now beyond the initial proof of concept, we have made castings and half a dozen alloys, we've done third party qualification with an independent metallurgical lab. And we have shown that these castings that we make using our technology are equivalent in all respects to what you find through the traditional investment casting foundries out there. And that tells us that it actually works. And it works not just for one part of one alloy, but it works across a wide range of alloys and a wide range of geometries. We are on the doorstep of scaling to industrialization.

 **02:21**

We have a 3d printing technology, which allows us to print a very thin fine layers of 100 microns each, which is close to the diameter of human hair. That's how thin it is. And we print

these layers one at a time, using a proprietary material that we've developed in our machines, which is also our proprietary design. And by doing that we eliminate the upfront investment that's required in tooling, all the tooling costs all the lead time to get the tooling made. And we take on all these other steps, each of which can contribute to a defect or scrap and apart, we eliminate all of those and replace them with a single step, which gives us a 3d printed ceramic shell. And it gets them post processed and fired in a furnace in exactly the same way as how it's done in the foundries today, where you have to fire the shell to get the final properties in the ceramic to make it ready for metal casting. So what would take two years to make can now be done in six to 10 weeks. We have at least half a dozen industry verticals, aviation or aircraft engines, industrial gas turbines, medical implants, we can make a custom match implant that perfectly fits that individual patient's body custom designed and custom matched knees and hips. Any anywhere where there are liquids that are being transported over long distances, the space exploration industry and then another very exciting sector for me is in the electrification, vehicle electrification industry. But ultimately, what's extremely important for success is the passion that an individual has to change the world with what we do, that passion needs to be there. What we are doing could have a huge impact in the modernization of an industry that hasn't changed in 50 plus years. All of this is going to add up to something that is going to dramatically change the future of manufacturing these very advanced components.

DDM_BRANDSHORT_V4

📅 Tue, May 09, 2023 12:51PM   🕐 1:39

SUMMARY KEYWORDS

manufacturing, technology, developed, government funded, components, 3d printed, tooling, aircraft engines, foundries, turbine blades, 3d printing technology, ceramic, microns, ready, lead, commercialize, titled, disruptive, shell, high tech

---

 **00:00**

In 2006, DARPA came out with a call titled disruptive manufacturing technologies. So I responded to that funding opportunity and proposed that we will develop a technology that can revolutionize the manufacturing of the most advanced high tech components that go into turbine blades that are found in the aircraft engines. So we did five years of work at the University to prove that it could be done, we developed a technology that would lead to 50% cost reduction in the cost of making these components and lead to a acceleration by 10 times. And when we knew it was possible in reality, that's when we decided, we're not just going to shut this down as a government funded project with a few PhDs and masters, we're actually going to go and commercialize this technology. We have a 3d printing technology, which allows us to print in very thin fine layers of 100 microns using a proprietary material that we've developed in our machine. And by doing that, we eliminate the upfront investment that's required in tooling, all the tooling costs all the time to get the tooling made. And we take out all these other steps and replace them with a single step, which gives us a 3d printed ceramic shell. And it gets them post processed and fired in a furnace in exactly the same way as how it's done in the foundries today to make it ready for metal casting. So what would take two years to make can now be done in six to 10 weeks. All of this is going to add up to something that is going to dramatically change the future of manufacturing these very advanced components

DDM_FUTURE_V4

📅 Tue, May 09, 2023 1:00PM   🕐 1:38

SUMMARY KEYWORDS

foundry, castings, complete turnkey, proprietary formulation, capability, printers, industrial grade, next step, offer, ceramic, recurring revenue stream, proprietary, machines, metric tons, customers, operation, capture, month, metal, formulations

---

 00:00

This is going to add up to something that is going to dramatically change the future of manufacturing these very advanced components. The next step that we want to take is to fully vertically integrate by adding the ability to create metal castings ourselves so that we capture the entire value stream. We can go from a design to a finished casting and be able to deliver these castings to our customers. That's the next immediate step that we want to achieve over the next 24 months. Once we have accomplished that pilot foundry capability, the next step beyond that is then to build a production foundry that will be capable of shipping 100 metric tons per month. We can go to a large company and offer them a complete turnkey operation. Think of it as a foundry in a box that has the 3d printing capability and has the metal pouring capability and be able to offer that as a complete turnkey operation. Beyond that, what we want to do is be able to sell our 3d printers and our proprietary ceramic inks that go into these printers to existing foundries. Existing foundries can immediately expand the capacity when we have industrial grade 3d printing machines that we can offer to these customers. And there's a huge revenue stream capture there, not only from the sales of the printers, but also the recurring revenue stream of the proprietary ceramic Pink's, the formulations that are our proprietary formulation that the owners and operators of these machines are going to need in order to continue to print sports

DDM_WHOWEARE_V4

📅 Tue, May 09, 2023 1:13PM   🕐 2:54

SUMMARY KEYWORDS

mechanical engineering, reminding, computer science, disciplines, locate, process, dramatically, industrial manufacturing, funded, science, professor, ge, success, change, confluence, passion, company, manufacturing, huge impact, material

---

 **00:00**

I'm an engineer by training. My background is in mechanical engineering with a specialization in advanced manufacturing. I've also been a professor at two top 10 universities, I was a mechanical engineering professor at the University of Michigan. And then for the past 15 years, I have been professor of mechanical engineering and material science at Georgia Tech. And I founded the company based on projects that were conducted in my lab that were funded by the US Department of Defense. So we are a deep tech company, what we're developing is, is a confluence or a combination of many different technical disciplines in engineering and computer science. So the the one of the very key ingredients for success, in my view, in what we are doing is to bring people from multiple different engineering disciplines, and bring them together and co-locate them in the same area so that a lot of cross fertilization of ideas can take place. That's one number one. But in addition to that, what we have in our company is a number of technical disciplines that are coming from mechanical engineering, chemical engineering, and chemistry, computer science, materials, science, ceramics, and bring these kinds of teams together. And that's really critical. But ultimately, what's extremely important for success is the passion that an individual has to change the world with what we're doing, that passion needs to be there. And part of my job is to continue to invoke that passion every day to get people excited about what we're doing, to remind people that what we are doing, could have a huge impact, not only in the modernization of an industry that hasn't changed in 50 plus years. But from a sustainability perspective, we have the opportunity here to dramatically cut the energy consumption in this industrial manufacturing process by more than 50%. And in some cases as much as 90%. And in fact, we have currently a project that is funded by the US Department of Energy, which we won jointly with GE power, where we are going to show that we can get a 90% energy savings over the state of the art investment casting process for manufacturing, industrial gas turbine components. So reminding the team members about what the impact of their contributions, the impact that the contributions can have reminding them every day that hey, what you're doing, you might come into work every day. And you might do a little bit of incremental work. But all of this is going to add up to something that is going to dramatically change the future of manufacturing these very advanced components.